As filed with the Securities and Exchange Commission on August 28, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

NEXXUS LIGHTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	3357	59-3046866
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

124 Floyd Smith Drive, Suite 300

Charlotte, North Carolina 28262

(704) 405-0416

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael A. Bauer

Chief Executive Officer

Nexxus Lighting, Inc.

124 Floyd Smith Drive, Suite 300

Charlotte, North Carolina 28262

(704) 405-0416

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Suzan A. Abramson, Esq. Kirsten L. Bartholomew, Esq. Lowndes, Drosdick, Doster, Kantor & Reed, P.A. 215 North Eola Drive Orlando, Florida 32801 (407) 843-4600	Michael S. Turner, Esq. Jennifer L. Berylson, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common Stock, $0.001 par value per share	4,140,000	$9.235	$38,232,900	$1,503

(1)	Includes shares of common stock that may be sold, if any, pursuant to the underwriters’ over-allotment option.
(2)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. Calculated based on the average of the high and low sales prices of our common stock as reported on the Nasdaq Capital Market on August 25, 2008.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The underwriters and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 28, 2008

PROSPECTUS

3,600,000 shares

Common Stock

This is a public offering of 3,600,000 shares of common stock of Nexxus Lightings, Inc. We are offering 3,300,000 shares of our common stock, and the selling stockholder identified in this prospectus is offering 300,000 shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder.

Our common stock is listed on the Nasdaq Capital Market under the symbol “NEXS.” On August 25, 2008, the last reported sale price of our common stock on the Nasdaq Capital Market was $9.25 per share.

Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 6 of this prospectus to read about risks that you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Nexxus Lighting, Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 540,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover any over-allotments.

The underwriters expect to deliver the shares on or about                     , 2008.

Canaccord Adams	Needham & Company, LLC

The date of this prospectus is                     , 2008

ARRAY LIGHTING provides LED lamps/light bulbs for applications that include retail, commercial, institutional and hospitality. Array lamps utilize patent pending Selective Heat Sink Technology to provide high efficacy arrays of low power LEDs in lamps to produce quality solid-state lighting.

www.arraylighting.com

ADVANCED LIGHTING SYSTEMS

A NEXXUS LIGHTING COMPANY

ADVANCED LIGHTING SYSTEMS is focused on solid-state LED and fiber optic lighting in the entertainment, commercial, architectural and OEM lighting markets. Brands include LiveLED™, eLum™, Architectural Infinity™ and SpectroLyte™ Fiber Optic Curtains.

www.advancedlighting.com

LUMIficient

A Nexxus Lighting Company

LUMIFICIENT CORPORATION provides solid-state LED lighting for the sign lighting, commercial, architectural and OEM lighting markets. Brands include Hyperion™ and Lumeon 360™.

BURNSVILLE
CENTER

www.lumificient.com

NEXXUS LIGHTING

POOL AND SPA DIVISION

NEXXUS LIGHTING POOL AND SPA DIVISION is focused on LED and Fiber Optic lighting for pools, spas, landscape and deck lighting, step lighting, waterfalls and waterfeatures. These products are marketed and sold to wholesale distributors and on an OEM basis.

www.nexxuslighting.com/pool

SV LIGHTING

A Nexxus Lighting Company

SV LIGHTING provides solid-state LED and fiber optic lighting in the commercial, architectural, signage and retail lighting markets. Brands include SAVI® and Super Vision™ Fiber Optic.

www.svlighting.com

You should rely only on the information contained in this prospectus. Neither we, the underwriters nor the selling stockholder have authorized anyone to provide you with information different from that contained in this prospectus. We, the underwriters and the selling stockholder are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

We own, have rights to or have applied for the trademarks and trade names that we use in conjunction with our business, including our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

In this prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and studies, as well as independent industry publications. Although we believe that these outside sources are reliable, we have not independently verified, and do not guarantee, the accuracy and completeness of this information.

PROSPECTUS SUMMARY

The following summary highlights information contained in this prospectus and should be read in conjunction with the more detailed information contained in this prospectus and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section in this prospectus. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. All references in this prospectus to “Nexxus,” “Nexxus Lighting,” “we,” “us,” “our company” or “our” refer to Nexxus Lighting, Inc. and its consolidated subsidiaries, except where it is clear that such terms mean only Nexxus Lighting, Inc. or our subsidiaries, Advanced Lighting Systems, LLC and Lumificient Corporation.

Overview

We design, manufacture, market and sell advanced lighting solutions, including light emitting diode (LED) and fiber optic lighting. We offer a broad range of technically innovative white light, color-changing and fixed-color lighting solutions that are used for applications in commercial/architectural, retail, hospitality, entertainment and consumer markets. Our solutions provide many benefits over traditional incandescent, halogen and fluorescent light sources, including lower energy consumption, longer life spans, absence of hazardous materials, decreased maintenance costs and greater design flexibility.

Our advanced lighting systems are based on proprietary designs and patented technologies associated with electrical, optical, mechanical and thermal engineering. We have developed domain expertise and applications knowledge for end-user requirements in diverse markets. As a result, we are able to offer advanced solutions, which provide a demonstrable value proposition in terms of performance and overall cost.

According to the Freedonia Group, the global lighting industry is estimated to be approximately $100 billion and includes a variety of technologies, including incandescent, fluorescent, halogen, high intensity discharge (HID), neon and advanced lighting solutions, such as LED lighting. Product selection is influenced by a number of factors, including overall cost, and visual and physical product features, as well as regulatory and environmental factors. With decreasing costs and rapid advancements in the performance and efficiency of energy-efficient lighting, including LED-based solutions, traditional light sources, such as incandescent lamps, are beginning to be replaced by advanced technologies with lower operating costs over their useful lives. In addition, the energy efficient nature of LED technology makes it an environmentally friendly light source and the compact size of LEDs has created new possibilities in lighting fixture design. We believe our unique advanced lighting solutions are well positioned to increasingly displace traditional lighting in each of our targeted markets.

We believe that we offer one of the broadest portfolios of advanced lighting solutions. Our LED products include spot lights, flood lights, linear strips and down lights. We also offer LED-based signage, channel letter and contour lighting. These products are marketed under the Array™, Savi®, eLUM™, LiveLED™ and HYPERION™ brands. Our fiber optic products include fixtures, cable and light sources, and are sold under the Super Vision® and Advanced Lighting Systems™ brands. End-users utilize our products for interior and exterior lighting to provide illumination and create ambience and unique visual effects which are superior to traditional lighting sources.

We organize our company by division, each with a specific market focus, in order to broaden the adoption of our advanced lighting solutions across a number of end markets. Strong relationships with distribution partners enable us to educate a broad audience about the benefits of our advanced lighting solutions. These relationships also allow us to garner early notice of industry trends, which assist us in developing and bringing to market products that are responsive to the evolving needs of the lighting industry. We believe we can advance our goal of becoming the leading provider of advanced lighting solutions by investing in our technology position, developing new innovative products, leveraging the strengths of our distribution channel and selectively pursuing strategic acquisitions.

Our Competitive Advantages

We believe the following strengths of our company provide us with competitive advantages in the marketplace:

•

Industry Leading, Energy Efficient and Environmentally Conscious Lighting Solutions. In addition to our robust portfolio of color-changing lighting solutions, we have added a number of highly efficient white light LED products, including our recently introduced Array™ brand of LED light bulbs, which we believe to be the highest efficacy LED lighting solution in the industry.

•

Proprietary Technology and Intellectual Property. We have 26 issued and 12 pending patents. This portfolio of intellectual property has been commercialized into a broad range of advanced lighting solutions. We plan to continue making strategic investments in intellectual property through ongoing engineering expenditures, industry partnerships, licensing arrangements and the pursuit of complementary businesses.

•	Reliable, High Quality and Cost Competitive Solutions. We design, manufacture and sell high quality and reliable products with demonstrable performance advantages that are cost competitive.

•

Breadth of Advanced Lighting Solutions. We believe that we offer one of the industry’s broadest lines of advanced lighting solutions. We believe the combination of our broad product line, our extensive engineering and manufacturing know-how and knowledge of our target markets is highly valued by customers and is key to our ongoing success.

•

Experienced Management Team. Our senior management team includes individuals with diverse backgrounds and broad experience. These individuals have demonstrated the ability to drive organic growth and pursue and integrate strategic acquisitions.

Our Growth Strategy

Our objective is to become the leading provider of advanced lighting solutions. Key elements of our growth strategy include:

•

Capitalizing on Opportunities in Our Target Markets. We believe there is a growing need for unique advanced lighting solutions across our target markets, which include applications in the commercial/architectural, retail, hospitality, entertainment, signage and consumer markets. By introducing new products and expanding sales of existing products, we believe that we can significantly improve operational efficiency by reducing our cost of materials, components and manufacturing. Expanding our products and increasing our sales also allows us to gain additional leverage from sales representatives within our distribution network.

•

Expanding Our White Light LED Product Portfolio. Based on our proprietary Selective Heat Sink technology platform, a new and innovative approach to thermal management which uses proprietary design and materials to lower thermal resistance, we are expanding our white light LED product portfolio for general illumination. We expect that our white light LED solutions will be highly attractive alternatives to traditional lighting sources and other competitive LED offerings and will eventually provide a significant portion of our future revenue.

•

Developing and Protecting Our Intellectual Property and Exploring Licensing Opportunities. We have devoted significant resources to building an advanced research and development team for developing complimentary intellectual property to expand our portfolio of advanced lighting technologies. The strength of our intellectual property portfolio allows us to compete on the basis of our technology, which we believe gives us an advantage over many of our larger competitors.

•

Leveraging the Strength of Our Distribution Network. We have an independent global sales and distribution network. In North America, we have over 100 commercial lighting agencies selling through major electrical distributors. Internationally, we have 42 additional distributors serving over 35 countries.

•

Pursuing Strategic Acquisitions. We believe that strategic acquisitions will help us broaden our product offerings, expand our markets, leverage our research and development capabilities and enhance our distribution channels.

Selected Risk Factors

Our business is subject to numerous risks which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Principal risks of our business include:

•	We have a history of operating losses and may incur losses in the future;

•	If our advanced lighting products do not gain wider market acceptance, prospects for our growth and profitability may be limited;

•

If demand for our new Array™ brand of LED light bulbs in the general lighting market fails to emerge or we fail in the execution of the manufacture, distribution or introduction of the Array™ product line, we may not be able to carry out our long-term business strategies;

•	If we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenue and profits may be harmed;

•	If we are not able to compete effectively against companies with greater resources, our prospects for future success will be jeopardized; and

•	Our business is affected by downturns in general economic conditions, and slowdowns in commercial and residential construction could disproportionately affect the demand for our products.

Corporate Information

In April 2007, we changed our name from Super Vision International, Inc. to Nexxus Lighting, Inc. Our principal executive offices are located at 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262. Our telephone number is (704) 405-0416 and our website is located at www.nexxuslighting.com. The information on, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Common stock offered by Nexxus	3,300,000 shares

Common stock offered by the selling stockholder	300,000 shares

Over-allotment option offered by Nexxus	540,000 shares

Common stock to be outstanding after this offering	11,385,946 shares

Use of proceeds	We estimate that net proceeds to us from this offering will be approximately $28.1 million based on an assumed offering price of $9.25 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on August 25, 2008) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes, the repayment of approximately $3.6 million of indebtedness and potentially for strategic acquisitions and investments. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. See “Use of Proceeds.”

Nasdaq Capital Market symbol	“NEXS”

Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 8,085,946 shares of our common stock outstanding as of June 30, 2008 and excludes:

•	727,046 shares of our common stock subject to options granted as of June 30, 2008 with a weighted average exercise price of $4.93 per share;

•	3,252,332 shares of our common stock subject to warrants granted as of June 30, 2008 with a weighted average exercise price of $2.76 per share;

•	112,518 additional shares of our common stock reserved as of June 30, 2008 for future issuance under our stock option plans; and

•	up to 1,975,000 shares of our common stock which may be issued pursuant to contractual earn-out provisions.

Unless otherwise indicated, the share information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase up to an additional 540,000 shares of our common stock from us.

Summary Consolidated Financial Information

The following table presents our summary consolidated financial information for the periods indicated and should be read in conjunction with the information contained in “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Historical operating information may not be indicative of our future performance.

	For the year ended December 31,		For the six months ended June 30, (unaudited)
	2007	2006	2008	2007
Statement of Operations Data:
Revenue	$10,200,349	$11,001,011	$6,863,373	$4,975,024
Cost of sales	7,453,549	7,064,461	4,842,642	3,594,395

Gross profit	2,746,800	3,936,550	2,020,731	1,380,629
Operating expenses:
Selling, general and administrative	5,561,273	6,040,523	4,334,905	2,520,434
Research and development	417,661	538,298	294,179	210,618
Loss (gain) on disposal of property and equipment	1,125	(593)	—	—
Gain on termination of capital lease, net of impairment	—	(506,367)	—	—

Total operating expenses	5,980,059	6,071,861	4,629,084	2,731,052

Operating loss	(3,233,259)	(2,135,311)	(2,608,353)	(1,350,423)
Non-operating income (expense):
Interest income	295,379	38,488	45,611	129,212
Interest expense	(38,940)	(356,320)	(48,840)	(19,353)
Other income	36,684	221,622	35,056	17,002
Net realized loss on investments	—	(3,482)	—	—

Total non-operating income (expense), net	293,123	(99,692)	31,827	126,861

Net loss	$(2,940,136)	$(2,235,003)	$(2,576,526)	$(1,223,562)

Net loss per common share:
Basic and diluted	$(0.44)	$(0.80)	$(0.34)	$(0.18)

Weighted average shares outstanding:
Basic and diluted	6,751,947	2,810,187	7,474,512	6,653,111

	As of June 30, 2008 (unaudited)
	Actual	Pro Forma As Adjusted(1)
Balance Sheet Data:
Cash and cash equivalents	$2,922,823	$27,549,366
Working capital	5,770,007	30,399,272
Total assets	19,690,257	44,146,874
Total liabilities	7,392,218	4,482,260
Total stockholders’ equity	12,298,039	39,664,614

(1)

Reflects the results of (i) the sale by us of 3,300,000 shares of common stock in this offering at an assumed public offering price of $9.25 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on August 25, 2008) and our receipt of $28,113,985 of the estimated net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our anticipated use of approximately $3,503,000 (as of June 30, 2008) of the net proceeds to us from this offering to repay existing promissory notes and related accrued interest. Pro forma total stockholders’ equity has also been adjusted to reflect the write off of approximately $155,000 of deferred unamortized loan costs and approximately $593,000 of debt discount resulting from the repayment of the promissory notes.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Related to Our Business and Industry

We have a history of operating losses and may incur losses in the future.

We have experienced net losses of $2,940,136 and $2,235,003 for each of the years ended December 31, 2007 and 2006, respectively, and a net loss of $2,576,526 for the six months ended June 30, 2008. As of June 30, 2008, we had an accumulated deficit of $13,283,427. Although management believes that we have addressed many of the legacy issues and expenses that have historically burdened our financial performance, we still face significant challenges in order to reach profitability, which make it difficult for you to evaluate our business. In order for us to attain profitability and growth, we will need to successfully address these challenges, including increasing our international sales, executing our production and marketing plans for our new Array™ product line and improving our supply chain performance. We cannot estimate when or if we will achieve profitability in the future, and our business may not be as successful as we envision.

Our development and growth have caused significant strain on our financial resources resulting in losses, deficits and negative operating cash flows. We plan on continuing to make significant expenditures in administration, sales, marketing and product development to support our growth strategy, which we expect will result in operating losses for 2008 and potentially future periods. These expenditures may include costs associated with hiring additional personnel, expanding our sales and marketing activities, continuing our research and development relating to new products and enhancing existing products and manufacturing activities for our existing and new products, including our new Array™ product line. We expect that our operating expenses will continue to increase as we spend resources on growing our business, and if our revenue does not correspondingly increase, our operating results and financial condition will suffer. The amount of these expenditures is difficult to forecast accurately and cost overruns may occur. We cannot be certain of the timing and extent of revenue receipts and expense disbursements. To become profitable, we will have to generate sufficient revenue while controlling our costs and expenses. If we are unable to generate sufficient revenue to become profitable, our ability to achieve our business objectives may be negatively impacted and the market price of our common stock could decline.

If our advanced lighting systems do not gain wider market acceptance, prospects for our growth and profitability may be limited.

We derive net sales and income primarily from sales of our LED and fiber optic lighting products. We face competition from both traditional lighting technologies, such as incandescent, florescent and neon lighting, and from competitors engaged in providing LED and fiber optic lighting products. Traditional lighting technologies have the advantage of a long history of market acceptance and familiarity as compared to our advanced lighting systems. Potential customers for our advanced lighting systems may be reluctant to adopt these as alternatives to traditional lighting technologies because of their higher initial cost to achieve comparable light output, although our advanced lighting systems tend to be more energy efficient and require less maintenance.

Our continued success will depend upon both the increased acceptance of our advanced lighting systems as an alternative to traditional lighting technologies and the development of higher lumen producing products to meet traditional lighting applications. Our future results are dependent upon sales growth of our advanced lighting systems in the commercial/architectural, retail, hospitality, entertainment and consumer lighting markets. As part of our sales and marketing strategy, we actively seek to educate our target markets as to the advantages of our advanced lighting systems. We believe that achievement of this objective is critical to our future success. Our advanced lighting systems may not continue to gain market share within the overall lighting market or competitors may introduce better lighting technologies, displacing LED and fiber optic lighting products in the market. If acceptance of our advanced lighting systems in general does not continue to grow, then opportunities to increase our revenue and operate profitably may be limited.

Substantial demand may not develop for the use of LED lighting in the general lighting market. Obstacles to adoption of LED lighting in the general lighting market include the high initial cost of high brightness white LEDs and the need for further advances in brightness, color characteristics, efficiency and the predicted life of the LEDs before they require replacement. Failure of LED manufacturers to introduce on a timely basis high brightness white light LEDs having satisfactory performance, quality and cost characteristics could delay the further development and enhancement of, or reduce the attractiveness to potential customers of, our Array™ product line.

If demand for our new Array™ brand of LED light bulbs in the general lighting market fails to emerge or we fail in the execution of the manufacture, distribution or introduction of the Array™ product line, we may not be able to carry out our long-term business strategies.

Our long-term business strategy includes the penetration of the general lighting market with our new Array™ brand of white light LED light bulbs. We do not expect sales of our Array™ product line to contribute significantly to our 2008 operating results. We have devoted, and intend to continue to devote, substantial resources to the development of our Array™ product line and technologies suitable for use in the general lighting market. If demand for these products and technologies in the general lighting market does not develop and we do not receive sufficient revenue to offset these expenditures, our profitability would be harmed and our ability to carry out our long-term business strategy would be adversely affected.

We expect to outsource all of the production of our new Array™ brand of products. We will depend on two contract manufacturers to produce our Array™ product line at plants located in Minnesota and Mexico. Maintaining an adequate supply to meet demand for our Array™ brand of products depends on our ability to execute on our production plan. We plan to begin producing our Array™ brand products at the end of the third quarter of 2008 and expect to begin shipments in the fourth quarter of this year. We can not be sure that we will meet this schedule. Any significant problems in the production process, including the operations of our contractors’ manufacturing facilities, could result in cancellation of shipments, loss of product in the process of being manufactured, or unplanned increases in production costs, any of which could have a material adverse affect on our business. In addition, there are inherent uncertainties associated with forecasting future demand for our new Array™ brand of products, and as a consequence, we may have inadequate capacity to meet actual demand. Alternatively, we may have an excess of available capacity, which could lead to excess capacity charges, resulting in an increase of our cost of sales. Any failure to bring our new Array™ brand of products to market in a timely manner could have a material adverse effect on our business and/or prospects.

If we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenue and profits may be harmed.

To be successful, we will need to keep pace with rapid changes in LED and fiber optic lighting technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have in the past experienced, and could in the future experience, delays in introduction of new products. If effective new sources of light other than LED and fiber optic devices are discovered, our current products and technologies could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends, respond on a timely basis with our own development of new products and enhancements to existing products, and achieve broad market acceptance of these products and enhancements, our competitive position may be harmed and we may not achieve sufficient growth in our revenue to attain, or sustain, profitability.

If we are not able to compete effectively against companies with greater resources, our prospects for future success will be jeopardized.

The lighting industry is highly competitive. In the high performance lighting markets in which we sell our advanced lighting systems, our products compete with lighting products utilizing traditional lighting technology provided by many vendors. Additionally, in the advanced lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers of LED products. However, some of our competitors, particularly those that offer traditional lighting products, are larger companies with greater resources to devote to research and development, manufacturing and marketing than we have.

Moreover, in the white light market, particularly as we introduce white light products for use in general lighting applications, such as retrofit lamps for standard fixtures, we expect to encounter competition from an even greater number of companies. Our competitors are expected to include the large, established companies in the general lighting industry, such as General Electric, Osram Sylvania and Royal Philips Electronics. We believe each of these competitors has undertaken initiatives to develop white light LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting products than we do. We may also face competition from traditional lighting fixture companies, such as Acuity Brands Lighting, Cooper Lighting, Hubbell Lighting, Lithonia Lighting and Royal Philips Electronics. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us by introducing more complete systems that might not infringe on our patents. Our competitors’ lighting technologies and products may be more readily accepted by customers than our products. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our revenue and profitability, and our future prospects for success, may be harmed.

We have made strategic acquisitions in the past and intend to do so in the future, which may adversely affect our operating results, financial condition and existing business.

We seek to grow through strategic acquisitions in order to complement and expand our business. On April 30, 2008, we acquired Lumificient Corporation and on September 28, 2007 we acquired Advanced Lighting Systems, Inc. The success of our acquisition strategy will depend on, among other things:

•	the availability of suitable candidates;

•	competition from other companies for the purchase of available candidates;

•	our ability to value those candidates accurately and negotiate favorable terms for those acquisitions;

•	the availability of funds to finance acquisitions;

•	the ability to establish new informational, operational and financial systems to meet the needs of our business;

•	the ability to achieve anticipated synergies, including with respect to complementary products or services; and

•	the availability of management resources to oversee the integration and operation of the acquired businesses.

If we are not successful in integrating acquired businesses and completing acquisitions in the future, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions. If we do not achieve the anticipated benefits of an acquisition as rapidly as expected, or at all, investors or analysts may not perceive the same benefits of the acquisition as we do. If these risks materialize, our stock price could be materially adversely affected.

If we are unable to obtain and adequately protect our intellectual property rights, our ability to commercialize our products could be substantially limited.

We consider our technology and processes proprietary. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may utilize our proprietary technology and our business, financial condition and results of operations could be harmed. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies. Our competitors may also be able to independently develop products that are substantially equivalent or superior to our products or design around our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

As of August 15, 2008, we have filed 46 patent applications. From these applications, 26 patents have been issued, 12 are currently pending approval and eight are no longer active. Because our patent position involves complex legal, scientific, and factual questions, the issuance, scope, validity and enforceability of our patents cannot be predicted with certainty. Our issued patents may be invalidated or their enforceability challenged, they may be designed around, and they may not provide us with competitive advantages against others with similar products and technology. Furthermore, others may independently develop similar products or technology or duplicate or design around any technologies that we have developed.

We may receive notices that claim we have infringed upon the intellectual property of others. Even if these claims are not valid, they could subject us to significant costs. We have engaged in litigation and litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities to third parties, require us to license disputed rights from others or require us to cease marketing or using certain products or technologies. We may not be able to obtain any licenses on acceptable terms, if at all. We also may have to indemnify certain customers if it is determined that we have infringed upon or misappropriated another party’s intellectual property. Any of these results could adversely affect our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant and could materially harm our business, financial condition and results of operations.

If critical components that we currently purchase from a small number of third-party suppliers become unavailable, or third-party manufacturers otherwise experience delays, we may incur delays in shipment, which would damage our business.

We depend on others to manufacture a significant portion of the component parts incorporated into our products. We purchase our component parts from third-party manufacturers that serve the advanced lighting systems market and believe that alternative sources of supply are readily available for most component parts. However, consolidation in the LED lighting industry could result in one or more current suppliers being acquired by a competitor, rendering us unable to continue purchasing necessary amounts of key components at competitive prices.

In an effort to reduce manufacturing costs, we have outsourced the production of certain parts and components as well as finished goods in our LED and fiber optic lighting product lines to a number of overseas suppliers. We expect to outsource all of the production for our new Array™ brand of products. While we believe alternative sources for the production of these products are available, we have selected these particular manufacturers based on their ability to consistently produce these products per our specifications ensuring the best quality product at the most cost effective price. We depend on our suppliers to satisfy performance and quality specifications and to dedicate sufficient production capacity within scheduled delivery times. We do not maintain contracts with any of our suppliers; instead, we purchase products and components pursuant to purchase orders placed from time to time in the ordinary course of business. This means we are vulnerable to unanticipated price increases and product shortages. Accordingly, the loss of all or one of these suppliers or delays in obtaining shipments could have a material adverse effect on our operations until such time as an alternative supplier could be found.

We may be subject to various import duties applicable to materials manufactured in foreign countries and, in addition, may be affected by various other import and export restrictions, as well as other considerations or developments impacting upon international trade, including economic or political instability, shipping delays and product quotas. These international trade factors will, under certain circumstances, have an impact both on the cost of components (which will, in turn, have an impact on the cost to us of the manufactured product) and the wholesale and retail prices of its products.

If the companies to which we outsource the manufacture of our products fail to meet our requirements for quality, quantity and timeliness, our revenue and reputation in the marketplace could be harmed.

We outsource a significant portion of the manufacture and assembly of our products and we expect to outsource all of the production of our new Array™ brand of products. We currently depend on a small number of contract manufacturers to manufacture our products at plants in various locations throughout the world, primarily in China, the Dominican Republic, Mexico and Taiwan. These manufacturers supply most of the necessary raw materials (in some cases we procure and provide our contract manufacturers with certain critical components, such as LEDs) and provide all necessary facilities and labor to manufacture our products. We currently do not have long-term contracts with these manufacturers. If these companies were to terminate their arrangements with us without adequate notice, or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture and ship our lighting products until replacement manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process. If it became necessary to do so, we may not be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on contract manufacturers involves certain additional risks, including the following:

•	lack of direct control over production capacity and delivery schedules;

•	lack of direct control over quality assurance, manufacturing yields and production costs;

•	risk of loss of inventory while in transit by ship from China, the Dominican Republic, Mexico and Taiwan; and

•

risks associated with international commerce, particularly with China, the Dominican Republic, Mexico and Taiwan, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability.

Any interruption in our ability to manufacture and distribute products could result in delays in shipment, lost sales, reductions in revenue and damage to our reputation in the market, all of which would adversely affect our business.

We depend on distributors and independent sales representatives for a substantial portion of our revenue and sales, and the failure to manage successfully our relationships with these third parties, or the termination of these relationships, could cause our revenue to decline and harm our business.

We rely significantly on indirect sales channels to market and sell our products. Most of our products are sold through independent distributors and agents. In addition, these parties provide technical sales support to end-users. Our current agreements with indirect sales channels are non-exclusive with regard to lighting products in general, but exclusive with respect to LED lighting and fiber optic products. We anticipate that any such agreements we enter into in the future will be on similar terms. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequence. We cannot control how these sales channels perform and cannot be certain that we or end-users will be satisfied by their performance. If these distributors and agents significantly change their terms with us, or change their historical pattern of ordering products from us, there could be a significant impact on our revenue and profits.

Downturns in general economic and market conditions and construction trends could materially and adversely affect our business.

Downturns in general economic and market conditions, both nationally and internationally, could have an adverse effect on our business. In most areas, sales of new and existing homes have slowed and there has been a continued downturn in the housing market, as well as adverse changes in employment levels, job growth, consumer confidence and interest rates, in addition to an oversupply of commercial and residential buildings for sale. Sales of our lighting products depend significantly upon the level of new building construction and renovation, which are affected by housing market trends, interest rates and the weather. Sales of our pool and spa lighting products depend substantially upon the level of new pool construction, which is also affected by housing market and construction trends. In addition, due to the seasonality of construction, sales of swimming pool and lighting products, and thus our revenue and income, have tended to be significantly lower in the first quarter of each year. Our future results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions and other factors affecting capital spending may affect the timing of orders. An economic downturn coupled with a decline in our revenue could adversely affect our ability to meet our capital requirements, support our working capital requirements and growth objectives, or otherwise adversely affect our business, financial condition and results of operations. As a result, any economic downturns generally or in our markets specifically, particularly those affecting new building construction and renovation or that cause end-users to reduce or delay their purchases of lighting products, signs or displays, would have a material adverse effect on our business, cash flows, financial condition and results of operations.

Quarterly operating results fluctuate as a result of many factors.

Most of our expenses are fixed in nature and cannot be significantly reduced in the short-term if we experience an unexpected delay or decrease in our anticipated revenue in any quarter. In addition, forecasting our revenue is difficult, as we generally do not enter into agreements with our customers obligating them to purchase our LED lighting and fiber optic products; instead, our business is characterized by short-term purchase orders and shipment schedules and we generally permit orders to be cancelled or rescheduled without significant penalty. If we, our manufacturers’ representatives, distributors or OEM customers fail to accurately forecast the demand for our products, or fail to accurately forecast the timing of such demand, we might not meet our forecasts, or those of investors or analysts. In addition, we forecast our revenue and plan our production and inventory levels based upon our manufacturers’ representatives, distributors and OEM customers’ demand forecasts, which are highly unpredictable and can fluctuate substantially. As a result, we may continue to experience losses on a quarterly or annual basis, which could cause a reduction in cash flows and the market price of our common stock to decline.

Quarterly revenue and operating results have fluctuated and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Factors that could affect revenue and operating results include, among others, the following:

•	competitive factors, such as competitive pricing pressure and the potential introduction of new products by competitors;

•	manufacturing factors, including constraints in our manufacturing and assembly operations and shortages or increases in the prices of raw materials and components;

•

sales and distribution factors, such as changes in product mix or distribution channels resulting in lower margins, increases in sales and marketing expenses, the loss of a significant distributor or sales representative and seasonality of sales;

•

product development and introduction problems, such as increased research, development and marketing expenses associated with new product introductions, delays in the introduction of new products and technologies, and adverse effects on sales of existing products;

•	developments in trade secrets, patent or other proprietary rights by us or our competitors;

•	the ability to control costs, including levels of expenses relative to revenue levels;

•	risk of product returns and exchanges, such as component problems, that could increase warranty reserves and manufacturing costs;

•	the ability to develop, introduce, market and gain market acceptance of new products and product enhancements in a timely manner;

•	the size, timing, rescheduling or cancellation of significant customer orders;

•	the risk of loss of a significant customer;

•	changes in our pricing policies and the pricing policies of suppliers and competitors, pricing concessions on volume sales, as well as increased price competition in general;

•	success in expanding and implementing our sales and marketing programs;

•	relatively small level of backlog at any given time;

•	the mix of sales among our products;

•	deferrals of customer orders in anticipation of new products or product enhancements;

•	risks and uncertainties associated with international business;

•	expenses that may be incurred in litigation;

•	personnel changes;

•	currency fluctuations and our ability to get currency out of certain foreign countries; and

•	general economic and market conditions, including housing market trends, interest rates, the weather, terrorist activities and the prospect or actuality of war.

In addition, sales in any quarter may consist of a relatively small number of large customer orders. As a result, the timing of a small number of orders may impact quarter-to-quarter results. The loss of, or a substantial reduction in, orders from any significant customer could materially harm our business, financial condition and results of operations. Quarterly operating results are also substantially affected by the market’s acceptance of our products and the level and timing of orders received. Significant portions of our expenses are relatively fixed in advance based upon forecasts of future sales. If sales fall below expectations in any given quarter, operating results will be adversely affected. In addition, certain product development and marketing expenditures may vary significantly from quarter to quarter and are made well in advance of potential resulting revenue.

Due to all of the factors listed above and other risks discussed herein, future operating results could be below the expectations of investors or analysts. If that happens, the trading price of our common stock could decline. As a result of these quarterly variations, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Our inability to successfully integrate businesses we acquire could have adverse consequences on our business.

Acquisitions result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to manage or integrate acquired companies or businesses successfully. The process of integrating acquired businesses, including the recent acquisitions of Advanced Lighting Systems, Inc. and Lumificient Corporation, may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

•	loss of key employees or customers;

•	possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;

•	failure to maintain the quality of services that the companies have historically provided;

•	coordinating sales, distribution and marketing functions;

•	the need to coordinate geographically diverse organizations; and

•	the diversion of management’s attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we may expect from such acquisitions and may cause material adverse short- and long-term effects on our operating results and financial condition.

Our products could contain defects or they may be installed or operated incorrectly, which could reduce sales of those products or result in claims against us.

Despite testing by us, errors have been found and may be found in the future in our existing or future products. This could result in, among other things, a delay in the recognition or loss of revenue, loss of market share or failure to achieve market acceptance. These defects could cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our lighting products and would likely harm our business. Some of our products use line voltages (such as 120 or 240 AC), or are designed for installation in environments such as swimming pools and spas, which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our lighting products could result in personal injury or financial or other damages to end-users or could damage market acceptance of our products. Our customers and end-users could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If we are unable to attract or retain qualified personnel, our business and product development efforts could be harmed.

Our success depends on our continued ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, manufacturing, administrative and sales and marketing personnel. To a significant extent, our success will depend on our senior management team. In particular, the loss of the services of Michael A. Bauer, our president and chief executive office, would harm our business. Competition for these individuals is intense and we may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in recruiting and retaining a sufficient number of qualified technical personnel, which could harm our ability to develop new products and adversely impact our relationships with existing and future customers. The inability to attract and retain necessary technical, managerial, manufacturing, administrative and sales and marketing personnel could harm our ability to obtain new customers and develop new products and could adversely affect our business and operating results.

We have significant international sales and are subject to risks associated with operating in international markets.

In each of 2007 and 2006, revenue from sales of our products internationally (for our purposes, outside of the United States and Canada) represented approximately 22% of our total revenue. Revenue from sales of our products internationally represented approximately 8% of our total revenue for the six months ended June 30, 2008. We generally provide technical expertise and limited marketing support, while our independent international distributors generally provide sales staff, local marketing and product service. We believe our international distributors are better able to service international markets due to their understanding of local market conditions and best business practices. International business operations are subject to inherent risks, including, among others:

•	unexpected changes in regulatory requirements, tariffs and other trade barriers or restrictions;

•	longer accounts receivable payment cycles and the difficulty of enforcing contracts and collecting receivables through certain foreign legal systems;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences;

•	the burdens of compliance with a wide variety of foreign laws;

•	import and export license requirements and restrictions of the United States and each other country in which we operate;

•	exposure to different legal standards and reduced protection for intellectual property rights in some countries;

•	currency fluctuations and restrictions;

•	political, social and economic instability, including war and the threat of war, acts of terrorism, pandemics, boycotts, curtailment of trade or other business restrictions;

•	periodic foreign economic downturns; and

•	sales variability as a result of transacting our foreign sales in U.S. dollars.

Any of these factors may adversely affect our future international sales and, consequently, our business and operating results. Furthermore, as we increase our international sales, total revenue may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

We believe that international sales will continue to represent a significant portion of our revenue, and that continued growth and profitability may require further expansion of our international operations. All of our international sales are currently denominated in U.S. dollars. As a result, an increase in the relative value of the dollar could make our products more expensive and potentially less price competitive in international markets. We do not engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations.

We believe that certification and compliance issues are critical to adoption of our lighting systems, and failure to obtain such certification or compliance would harm our business.

We are required to comply with certain legal requirements governing the materials in our products. Although we are not aware of any efforts to amend any existing legal requirements or implement new legal requirements in a manner with which we cannot comply, our revenue might be materially harmed if such an amendment or implementation were to occur.

Moreover, although not legally required to do so, we strive to obtain certification for substantially all our products. In the United States, we seek, and to date have obtained, certification of substantially all of our products from Underwriters Laboratories (UL) and in Europe we seek, and to date have obtained, certification of substantially all of our products from Conformité Européenne (CE). Where appropriate in jurisdictions outside the United States and Europe, we seek to obtain other similar national or regional certifications for our products, such as Canadian Underwriters Laboratories (CUL) in Canada and Product Safety Electrical (PSE) in Japan. Although we believe that our broad knowledge and experience with electrical codes and safety standards have facilitated certification approvals, we cannot ensure that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, that we will be able to maintain any such certifications for our existing products, especially since existing codes and standards were not created with our lighting products in mind. Moreover, although we are not aware of any effort to amend any existing certification standard or implement a new certification standard in a manner that would render us unable to maintain certification for our existing products or obtain ratification for new products, our revenue might be materially harmed if such an amendment or implementation were to occur.

We must comply with new regulatory requirements regarding internal control over financial reporting, corporate governance and public disclosure, which will cause us to incur significant costs and our failure to comply with these requirements could cause our stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we annually evaluate and report on our systems of internal controls and, beginning with the fiscal year ending December 31, 2009, that our independent registered public accounting firm report on management’s evaluation of those controls. These rules and regulations have increased our legal and compliance costs and made certain activities more time-consuming and costly. As disclosed in our Annual Report on Form 10-KSB for the year ended December 31, 2007, we identified two significant deficiencies in our internal control over financial reporting relating to controls in information systems and control of inventory count tags. In the future, there may be significant deficiencies and/or material weaknesses in our internal controls that would be required to be reported in future Annual Reports on Form 10-K and/or Quarterly Reports on Form 10-Q. A negative reaction by the equity markets to the reporting of a significant deficiency and/or material weakness could cause our stock price to decline. In addition, if we acquire a company with weak internal controls, it will take time to improve the internal controls of the acquired company to the same level of operating effectiveness as ours. Any failure to improve an acquired company’s financial systems could result in delays or inaccuracies in reporting financial information, or non-compliance with Securities and Exchange Commission, or SEC, reporting and other regulatory requirements, any of which could subject us to sanctions from the SEC and the Nasdaq Stock Market and adversely affect our business and stock price. Our inability to address these risks could negatively affect our operating results.

We are also spending an increased amount of management time and focus as well as external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure. This has caused us to hire additional personnel and outside advisory services and has resulted in additional accounting and legal expenses. These additional expenses could adversely affect our operating results and the market price of our stock could suffer as a result.

Risks Related to this Offering and Our Common Stock

The market price of our common stock may be volatile, which could result in substantial losses for investors holding our shares.

The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock in the market after this offering may be higher or lower than the price paid, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include, but are not limited to:

•	general fluctuations in stock market prices and volume;

•	variations in our quarterly results of operations and our inability to meet analysts’ quarterly or annual estimates or targets of our performance;

•	loss of key professionals;

•	changes in market valuations of similar companies;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	failure to complete significant sales;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•	future sales of shares of our common stock into the public market, particularly by our directors or executive officers; and

•	general domestic or international economic, market and political conditions.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the offering price. In addition, the stock markets may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies.

Future sales of our common stock in the public market, particularly by our directors or executive officers, could cause the price of our stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the 90-day contractual lock-up of our directors and executive officers, or the perception that such sales could occur, could cause the market price of our common stock to decline below the offering price or limit our future ability to raise capital through an offering of equity securities. All of the shares of our common stock expected to be outstanding upon consummation of this offering will be freely tradable without restriction or further registration under the federal securities laws, except with respect to applicable volume, manner of sale and other limitations under Rule 144 of the Securities Act of 1993, as amended, or the Securities Act. As of June 30, 2008, we had

727,046 and 3,252,332 shares of our common stock reserved for issuance upon the exercise of outstanding options and warrants, respectively. In addition, as of June 30, 2008, we had 112,518 shares of our common stock reserved for future grant and issuance under our existing equity incentive plans. We also have obligations to issue up to 1,975,000 shares of our common stock pursuant to certain contractual earn-out provisions. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities. In addition, the issuance of any additional securities could, among other things, result in substantial dilution of the percentage ownership of our stockholders at the time of issuance and substantial dilution of our earnings per share.

We may need additional capital in the future and the raising of additional capital may dilute stockholders’ ownership in us.

If we decide to accelerate the growth in our operations in response to new market opportunities, acquire other technologies or companies, or if our revenue grows more slowly than we anticipate or we incur unexpected costs, we may need to raise additional capital. Additional capital may come from several sources, including proceeds from the exercise of outstanding options and warrants, the incurrence of indebtedness or the issuance of additional common stock, preferred stock, debt (whether convertible or not) or other securities, including the proceeds from this offering. Increased indebtedness could negatively affect our liquidity and operating flexibility. The issuance of any additional securities could, among other things, result in substantial dilution of the percentage ownership of our stockholders at the time of issuance, result in substantial dilution of our earnings per share, and adversely affect the prevailing market price for our common stock. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If additional funds become necessary and are not available on terms favorable to us, or at all, we may be unable to expand our business or continue to pursue our current acquisition strategy and our business, results of operations and financial condition may be materially adversely affected.

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. We will have broad discretion in the application of these net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely upon our judgment with respect to the use of these net proceeds, with only limited information concerning our specific intentions. We may spend a portion or all of the net proceeds we will receive from this offering in ways that our stockholders may not desire or that may not yield a favorable return. Our failure to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we will receive from this offering in a manner that does not produce income or that loses value.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, although we intend to repay our existing debt facility with a portion of the net proceeds to us from this offering, the terms of our existing debt facility prohibit us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

If securities or industry analysts publish research or reports about our business, or if they change their recommendations regarding our stock, the price of our stock and trading volume could decline.

Currently, the trading market for our common stock is not widely covered by research reports and opinions that securities or industry analysts publish. However, if more analysts begin to cover us, the trading market for our common stock will be influenced by the research reports and opinions that are published about our business. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If more analysts begin to cover us and fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness. Furthermore, if one or more analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly.

We could be the subject of securities class action litigation due to future stock price volatility.

The stock market in general, and market prices for the securities of companies like ours, recently have experienced extreme volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. When the market price of a stock declines significantly, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, our defense of the lawsuit could be costly and divert the time and attention of our management.

Provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and by-laws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock, which can be created and issued by our board of directors without prior stockholder approval, with rights senior to those of our common stock;

•	provide for the removal of a director with or without cause and by the affirmative vote of the holders of a majority or more of the shares then entitled to vote at an election of our directors; and

•	require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, by-laws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements may be identified by the use of words such as “expects,” “plans,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates” and other words or phrases of similar meaning. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements are subject to a number of risks and uncertainties discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified by these and other factors. We cannot assure you that actual results will be consistent with these forward-looking statements.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. Forecasts and other forward-looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $28.1 million based on an assumed offering price of $9.25 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on August 25, 2008) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The underwriters have an option to purchase an additional 540,000 shares from us. Assuming the over-allotment option is exercised in full by the underwriters and satisfied in full by us, we will receive an additional estimated $4.7 million in net proceeds, after deducting underwriting discounts and commissions.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, the repayment of approximately $3.6 million of indebtedness and potentially for strategic acquisitions and investments. We currently have no agreements, understandings or commitments with respect to any acquisitions. Management will have significant discretion in applying our net proceeds from this offering. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.

In June 2008, we entered into a Note and Warrant Purchase Agreement pursuant to which we issued and sold an aggregate of $3.5 million in principal amount of secured promissory notes (the “Notes”) and warrants to purchase 218,750 shares of our common stock. The Notes bear interest at a rate of 7% per annum, and will mature on the earlier of December 26, 2009 or two business days after the consummation of a qualified offering, including this offering. We intend to use approximately $3.6 million of the net proceeds from this offering to repay the outstanding principal and accrued interest on the Notes. We used the net proceeds from the Notes for working capital and other general corporate purposes and for repayment of approximately $1,498,000, in satisfaction of all of our obligations to RBC Bank (USA) under our line of credit.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We currently expect to retain future earnings, if any, to support operations and to finance our growth strategy. Dividends may be paid on our common stock only if and when declared by our Board of Directors.

In addition, although we intend to repay the Notes with a portion of the net proceeds from this offering, the terms of the note and warrant purchase agreement pursuant to which the Notes were issued prohibit us from paying any dividends.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Nasdaq Capital Market under the symbol “NEXS”. The following table sets forth the high and low closing prices for our common stock for the periods indicated as reported by the Nasdaq Capital Market:

	2007		2006
	High	Low	High	Low
First Quarter	$4.50	$3.11	$3.99	$3.00
Second Quarter	7.25	3.81	3.41	2.13
Third Quarter	7.13	4.86	2.59	2.20
Fourth Quarter	5.50	4.45	3.55	1.88

	2008
	High	Low
First Quarter	$6.14	$4.60
Second Quarter	9.19	6.00
Third Quarter (through August 25, 2008)	9.54	7.00

Based upon information furnished by our transfer agent, as of August 25, 2008, we had 61 holders of record of our common stock. This number does not include beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries. On August 25, 2008, the last reported sale price of our common stock on the Nasdaq Capital Market was $9.25 per share.

Equity Compensation Plan Information

The following table contains information about our common stock that may be issued upon the exercise of options under all of our equity compensation plans as of December 31, 2007. See “Executive Compensation – Stock Option Plans” for a description of our stock option and incentive plans.

Plan Category	(a) Number of common shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of common shares available for future issuance (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	871,004	$4.31	147,368
Equity compensation plans not approved by stockholders	—	—	—
Totals	871,004	$4.31	147,368

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 30, 2008 on:

•	an actual basis; and

•	an as adjusted basis to give effect to this offering and the anticipated use of the net proceeds from this offering.

You should read the information below in conjunction with our consolidated financial statements and their notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2008 (unaudited)
	Actual	Pro Forma As Adjusted(1)
Cash and cash equivalents	$2,922,823	$27,549,366

Long Term Debt, including current portion	3,636,243	$136,243

Payable to related parties under acquisition agreements, including current portion	418,250	418,250

Stockholders’ equity:
Common stock, par value $.001 per share; 25,000,000 shares authorized; 8,085,946 issued and outstanding, actual; 11,385,946 issued and outstanding, pro forma, as adjusted	8,086	11,386
Additional paid-in capital	25,573,380	53,684,065
Accumulated deficit	(13,283,427)	(14,030,837)

Total stockholders’ equity	12,298,039	39,664,614

Total capitalization	$16,352,532	$40,219,107

(1)

Reflects the results of (i) the sale by us of 3,300,000 shares of common stock in this offering at an assumed public offering price of $9.25 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on August 25, 2008) and our receipt of $28,113,985 of the estimated net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our anticipated use of approximately $3,503,000 (as of June 30, 2008) of the net proceeds to us from this offering to repay existing promissory notes and related accrued interest. Pro forma total stockholders’ equity has also been adjusted to reflect the write off of approximately $155,000 of deferred unamortized loan costs and approximately $593,000 of debt discount resulting from the repayment of the promissory notes.

DILUTION

Purchasers of our common stock offered by this prospectus will suffer immediate and substantial dilution in pro forma net tangible book value per share of common stock. Our net tangible book value as of June 30, 2008 was approximately $4.6 million, or approximately $0.57 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2008.

After giving effect to the sale by us of 3,300,000 shares of common stock in this offering at an assumed public offering price of $9.25 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on August 25, 2008), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2008 would have been approximately $32.0 million, or approximately $2.81 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.24 per share of common stock to existing stockholders and an immediate dilution of $6.44 per share to purchasers of common stock in this offering. We determine dilution by subtracting the adjusted pro forma net tangible book value per share of our common stock immediately after this offering from the amount per share paid by purchasers of our common stock in this offering.

The following table illustrates the dilution on a per share basis.

Assumed public offering price per share		$9.25
Net tangible book value per share as of June 30, 2008	$0.57
Increase per share attributable to new investors in this offering	2.24

Adjusted pro forma net tangible book value per share after this offering		2.81

Dilution per share to new investors in this offering		$6.44

The foregoing does not take into account further dilution to new investors that could occur upon the issuance of additional shares of common stock. The above discussion assumes no exercise of any outstanding stock options or warrants after June 30, 2008 and that no additional shares are issued pursuant to contractual earn-out provisions. As of June 30, 2008, we had outstanding options and warrants to purchase a total of 3,979,378 shares of common stock at a weighted average exercise price of $3.16 per share and agreements to issue up to 1,975,000 shares of our common stock pursuant to contractual earn-out provisions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information for the years ended December 31, 2006 and December 31, 2007, and as of December 31, 2006 and December 31, 2007, is derived from our historical consolidated financial statements, which were audited by Cross, Fernandez & Riley, LLP, an independent registered public accounting firm. The selected condensed consolidated financial information for the six months ended June 30, 2007 and June 30, 2008, and as of June 30, 2008, is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Results for interim periods are not necessarily indicative of results that may be expected for a full year. Historical results are not necessarily indicative of the results expected in the future. The selected consolidated financial information should be read in conjunction with, and is qualified by reference to, “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated audited and unaudited financial statements and the related notes appearing elsewhere in this prospectus.

	For the year ended December 31,		For the six months ended June 30, (unaudited)
	2007	2006	2008	2007
Statement of Operations Data:
Revenue	$10,200,349	$11,001,011	$6,863,373	$4,975,024
Cost of sales	7,453,549	7,064,461	4,842,642	3,594,395

Gross profit	2,746,800	3,936,550	2,020,731	1,380,629
Operating expenses:
Selling, general and administrative	5,561,273	6,040,523	4,334,905	2,520,434
Research and development	417,661	538,298	294,179	210,618
Loss (gain) on disposal of property and equipment	1,125	(593)	—	—
Gain on termination of capital lease, net of impairment	—	(506,367)	—	—

Total operating expenses	5,980,059	6,071,861	4,629,084	2,731,052

Operating loss	(3,233,259)	(2,135,311)	(2,608,353)	(1,350,423)
Non-operating income (expense):
Interest income	295,379	38,488	45,611	129,212
Interest expense	(38,940)	(356,320)	(48,840)	(19,353)
Other income	36,684	221,622	35,056	17,002
Net realized loss on investments	—	(3,482)	—	—

Total non-operating income (expense), net	293,123	(99,692)	31,827	126,861

Net loss	$(2,940,136)	$(2,235,003)	$(2,576,526)	$(1,223,562)

Net loss per common share:
Basic and diluted	$(0.44)	$(0.80)	$(0.34)	$(0.18)

Weighted average shares outstanding:
Basic and diluted	6,751,947	2,810,187	7,474,512	6,653,111

	As of December 31,		As of June 30, 2008 (unaudited)
	2007	2006	Actual	Pro Forma As Adjusted(1)
Balance Sheet Data:
Cash and cash equivalents	$170,266	$531,181	$2,922,823	$27,549,366
Working capital	5,416,308	10,012,491	5,770,007	30,399,272
Total assets	13,316,962	13,850,384	19,690,257	44,146,874
Total liabilities	3,493,281	2,468,337	7,392,218	4,482,260
Total stockholders’ equity	9,823,681	11,382,047	12,298,039	39,664,614

(1)

Reflects the results of (i) the sale by us of 3,300,000 shares of common stock in this offering at an assumed public offering price of $9.25 per share (the last reported sale price of our common stock on the Nasdaq Capital Market on August 25, 2008) and our receipt of $28,113,985 of the estimated net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) our anticipated use of approximately $3,503,000 (as of June 30, 2008) of the net proceeds to us from this offering to repay existing promissory notes and related accrued interest. Pro forma total stockholders’ equity has also been adjusted to reflect the write off of approximately $155,000 of deferred unamortized loan costs and approximately $593,000 of debt discount resulting from the repayment of the promissory notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition is based upon, and should be read in conjunction with, our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

Overview

We design, manufacture, market and sell advanced lighting solutions, including light emitting diode (LED) and fiber optic lighting. We offer a broad range of technically innovative white light, color-changing and fixed-color lighting solutions that are used for applications in commercial/architectural, retail, hospitality, entertainment and consumer markets. We believe that we offer one of the broadest portfolios of advanced lighting solutions. Our LED products include spot lights, flood lights, linear strips and down lights. Our fiber optic products include fixtures, cable and light sources.

We generate revenue from selling our products into three primary markets: commercial, pool and spa and international. Commercial sales include applications of our products in the architectural, retail, hospitality, entertainment, signage and consumer markets. We serve the commercial markets through our SV Lighting, Advanced Lighting Systems and Lumificient divisions. Pool and spa sales include applications of our products in the pool, spa and water feature markets served by the Nexxus Lighting pool and spa division. International includes sales of our products in markets outside the United States and Canada. Each of our divisions markets and distributes products globally through multiple networks of independent sales representatives and distributors.

We sell LED and fiber optic lighting products into each of our three markets. Sales of LED lighting products accounted for approximately 51% of our revenue in 2007, as compared to approximately 50% in 2006. Sales of fiber optic lighting products accounted for approximately 44% of our revenue in 2007, as compared to approximately 45% in 2006. The balance of our revenue was derived from sales of entertainment lighting products and water feature products. We believe that our LED product lines offer significant domestic and international revenue growth potential for both the commercial and pool and spa lighting markets. While we expect our fiber optic lighting products to remain a significant portion of our business, we believe that the sale of our LED lighting products will increase as a percentage of our total revenue and drive our growth in the future.

Revenue

Revenue consists of sales of our advanced lighting products. These products consist of solid-state LED lighting systems and controls as well as fiber optic lighting cables and fiber optic lighting sources and accessories. We also design, manufacture, market and sell LED and fiber optically lit waterfalls and water features. Revenue is subject to both quarterly and annual fluctuations as a result of product mix considerations.

We sell our products pursuant to purchase orders and do not have any long-term contracts with our customers. We recognize revenue upon shipment to our customers. Delays in product orders or changes to the timing of shipments could cause our quarterly revenue to vary significantly. The majority of our sales are to the North American market (which includes Canada, but excludes Mexico for our purposes), and we expect that region to continue to be a major source of revenue for us. However, we also derive a substantial portion of our revenue from customers outside of the North American market. All of our revenue is denominated in U.S. dollars.

Cost of Goods Sold

Our cost of goods sold consists primarily of raw materials, labor, manufacturing-related overhead such as utilities, depreciation, rent, provisions for excess and obsolete inventory reserves, freight and warranties. We manufacture our products based on customer orders. We purchase materials and supplies to support such demand.

Gross Profit

Our gross profit has been and will continue to be affected by a variety of factors, including average sales prices of our products, product mix, our ability to reduce manufacturing costs and fluctuations in the cost of our purchased components. We define direct gross margin as revenue less material cost.

Operating Expenses

Operating expenses consist primarily of salaries and associated costs for employees in finance, human resources, sales, information technology and administrative activities. In addition, operating expenses include charges relating to accounting, legal, insurance and stock-based compensation under Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

Acquisitions

In September 2007, we acquired Advanced Lighting Systems, Inc. (“ALS”), a Sauk Centre, Minnesota manufacturer of LED and fiber optic lighting for use in the entertainment, commercial, architectural and OEM lighting markets. Although this acquisition had a significant impact on our financial condition and liquidity during 2007, it did not have any impact on our consolidated results of operations until the fourth quarter of 2007. Funding this acquisition decreased cash and short-term investments by approximately $1,819,000 in 2007 and resulted in increased values for most of the balance sheet items. This strategic acquisition is expected to strengthen our position in the commercial and entertainment lighting markets.

In April 2008, we acquired Lumificient Corporation (“Lumificient”), a Maple Grove, Minnesota manufacturer of solid-state LED products for the sign lighting, commercial/architectural and retail markets. Funding this acquisition decreased cash and short-term investments by approximately $2,447,000 in the second quarter of 2008 and resulted in increased values for most of the balance sheet items. This acquisition is expected to strengthen our position in the signage lighting market and enhance our research and development capabilities.

Results of Operations

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

The following is a summary of our operating results as a percentage of our total revenue for the periods indicated:

	Six Months Ended June 30,
	2008	2007	Change	%
Revenue	$6,863,373	$4,975,024	$1,888,349	38.0%
Cost of sales	4,842,642	3,594,395	1,248,247	34.7%

Gross profit	$2,020,731	$1,380,629	$640,102	46.4%

Gross margin %	29.4%	27.8%

Revenue

Total revenue for the six months ended June 30, 2008 was approximately $6,863,000 as compared to approximately $4,975,000 for the six months ended June 30, 2007, an increase of approximately $1,888,000, or 38%. This increase was driven by the September 2007 acquisition of ALS, the April 30, 2008 acquisition of Lumificient Corporation, and by a 26% increase in revenue from pool and spa sales, offset primarily by lower international sales compared to the same period in 2007. Excluding the impact of sales by ALS and Lumificient of $1,954,000 for the six months ended June 30, 2008, revenue decreased by 1% to $4,909,000.

Revenue from sales of our commercial lighting products was approximately $3,823,000 in the first half of 2008, as compared to $1,992,000 for the same period of 2007. This increase of $1,831,000, or 92%, in the six months ended June 30, 2008, was primarily driven by $1,954,000 in commercial sales by ALS and Lumificient. Excluding revenue attributable to ALS and Lumificient, our commercial sales decreased $123,000, or 6%, driven primarily by decreased commercial construction activity in many markets across the United States.

Revenue from sales of our pool and spa lighting products was approximately $2,519,000 in the first half of 2008, as compared to $2,004,000 for the same period of 2007. Revenue increased $516,000, or 26%, versus the same period in 2007 despite the significant year over year reductions in new pool construction tied to the steep drop in residential construction nationally. We are continuing to see the impact of the new pool and spa management team which we added in 2007, their efforts to gain market share and the results of new product introductions in 2007, specifically sales of our new Savi™ Note lighting system.

Revenue from sales of our products internationally (for our purposes, outside of the United States and Canada) was $572,000 in the first half of 2008 as compared to $979,000 for the same period of 2007. This decrease of $407,000, or 42%, was primarily due to decreases in Japan, Thailand, Spain and Egypt, partially offset by increases in Russia and the United Kingdom. However, as orders from international customers in the six months ended June 30, 2008 increased over the comparable period of 2007, we expect shipments to international customers to increase in the second half of 2008.

Sales of LED products accounted for 64% and 51% of our revenue while sales of fiber optic lighting products accounted for 33% and 44% of our revenue for the six months ended June 30, 2008 and 2007, respectively. The balance of the revenue mix consisted of sales of water feature products.

Gross Profit and Cost of Goods Sold

Gross profit for the six months ended June 30, 2008 was approximately $2,021,000, or 29%, of revenue as compared to approximately $1,381,000, or 28%, of revenue for the comparable period of 2007. Direct gross margin, which is revenue less material cost, decreased to approximately 54% as compared to 59% in the six months ended June 30, 2007, as our pool and spa division made certain pricing concessions in order to gain market share. Additionally, our direct gross margin was impacted by the acquisition of Lumificient as that business has traditionally experienced lower direct gross margins than those traditionally experienced by our company.

Without taking into account the increase in cost of goods sold from increasing revenue and excluding $148,000 in ALS production expenses, production costs decreased approximately $33,000, or 2%, in the first half of 2008 as compared to the same period in 2007, as increases in shipping costs were offset by lower expenses for excess and obsolete inventory reserves.

Operating Income (Loss)

	(Unaudited) Six Months Ended June 30,
	2008	2007	Change	%
Gross profit	$2,020,731	$1,380,629	$640,102	46.3%
Less operating expenses:
Selling, general and administrative	4,334,905	2,520,434	1,814,471	72.0%
Research and development	294,179	210,618	83,561	39.7%

Total operating expenses	$4,629,084	$2,731,052	$1,898,032	69.5%

Operating loss	$(2,608,353)	$(1,350,423)	$(1,257,930)	(93.2)%

Operating Expenses

Selling, general and administrative (SG&A) expenses were approximately $4,335,000 for the six months ended June 30, 2008 as compared to approximately $2,520,000 for the same period in 2007, an increase of approximately $1,814,000, or 72%. Excluding the impact of $824,000 of SG&A expenses attributable to ALS and Lumificient, SG&A expenses increased $990,000, or 39%. This net increase was principally due to increases of $413,000 in wages and payroll taxes due to additions of management and sales positions, a $165,000 increase for trade show expenses and increases in consulting costs of $251,000 primarily due to investments in our IT infrastructure and ERP system. The increase in SG&A expenses for the period also reflects increases in stock compensation cost of $67,000 and $64,000 of expenses related to our new headquarters located in Charlotte, North Carolina, which was opened in June 2007.

Research and development costs were approximately $294,000 during the six months ended June 30, 2008 as compared to approximately $211,000 during the same period in 2007. This increase of approximately $84,000, or 40%, was primarily due to an increase in wages in the first half of 2008 as compared to the same period of 2007.

Interest

Interest expense of approximately $49,000 for the six months ended June 30, 2008 was primarily related to the cost of borrowing against our line of credit. Interest expense was approximately $19,000 for the same period in 2007. Interest income was approximately $46,000 and $129,000 for the six months ended June 30, 2008 and 2007, respectively.

Other Income

Other income was approximately $35,000 for the six months ended June 30, 2008 compared to approximately $17,000 for the same period in 2007.

Income Tax

We have provided a full valuation allowance against income tax benefits resulting from losses incurred and accumulated on operations. As a result, there was no provision for income tax recorded during the six months ended June 30, 2008 and 2007, respectively.

Net Loss

Net loss for the six months ended June 30, 2008 was approximately $2,576,000, or $0.34 per basic and diluted common share, as compared to a net loss of approximately $1,224,000, or $0.18 per basic and diluted common share, for the six months ended June 30, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following is a summary of our operating results as a percentage of our total revenue for the periods indicated:

	Year Ended December 31,
	2007	2006	Change	%
Revenue	$10,200,349	$11,001,011	$(800,662)	(7.3)%
Cost of sales	7,453,549	7,064,461	(389,088)	(5.5)%

Gross profit	$2,746,800	$3,936,550	$(1,189,750)	(30.2)%

Gross margin %	27%	36%

Revenue

Revenue for 2007 decreased to approximately $10,200,000, or 7%, as compared to approximately $11,001,000 during the preceding year. Excluding the impact of approximately $448,000 in sales of ALS products, our revenue decreased $1,249,000, or 11%, in a year over year comparison.

Revenue from sales of our commercial lighting products was approximately $4,021,000 for 2007, as compared to approximately $3,828,000 for 2006. The increase of $193,000, or 5%, was primarily driven by $392,000 in commercial sales from our September 2007 acquisition of ALS. Excluding sales attributable to ALS, our commercial sales decreased $241,000, or 6%, in 2007, primarily due to a 15% decrease in sales of fiber optic products in the commercial market due to customer shifts to LED based lighting products. In the fourth quarter of 2007, we implemented a strategic upgrade to our sales representation in North America by making sales representative changes in Las Vegas, Los Angeles and Raleigh. As a result, fourth quarter 2007 commercial revenue increased by $178,000, or 18%, as compared to approximately $989,000 in the fourth quarter of 2006.

Revenue from sales of our pool and spa lighting products was approximately $3,941,000 for 2007, as compared to approximately $4,730,000 for 2006. The decrease of $789,000, or 17%, was primarily due to significant year over year reductions in new pool construction tied to the steep drop in residential construction nationally and more specifically in the states of Florida, California and Arizona where pool construction has led the rest of the country in the last five years. The overall portable spa market is also suffering a steep decline, which we believe directly corresponds to the housing market. However, in September of 2007, we hired a new Vice President for our pool and spa division. Under this new direction, management began several initiatives to position us for potential future growth and market share gains despite the current housing market conditions and their overall impact on pool and spa construction. We believe the results are beginning to show. Pool and spa sales in the fourth quarter of 2007 increased 13% over the comparable quarter of 2006. This 13% increase in revenue from pool and spa sales in the fourth quarter of 2007 compares to a decrease in revenue of 17% in the third quarter, a 20% decrease in the second quarter and a 32% decrease in the first quarter of 2007 as compared to the same periods in 2006. We believe that this positive trend indicates that our new management team is having an impact as our pool and spa revenue is improving despite the severely depressed market. These results are being accomplished through new product introductions, specifically sales of our new Savi™ Note lighting system, and focused marketing efforts.

Revenue from sales of our products internationally was approximately $2,185,000 for 2007, as compared to approximately $2,433,000 for 2006. The decrease of approximately $249,000, or 10%, was primarily due to decreases in sales in several markets in which we had enjoyed previous successes. We experienced the most significant decline in Asia and Mexico partially offset by sales gains in the Middle East. With the acquisition of ALS and Lumificient, we are in the process of consolidating international sales and customer service at our new headquarters located in Charlotte, North Carolina. This will allow our international distributors and customers to have a “one-stop shop” for receiving design assistance and project proposals as well as placing orders with any of our divisions.

In terms of sales of LED and fiber optic products in the foregoing three markets, revenue from commercial markets led our sales in 2007, with sales of LED products increasing 15% and overall sales increasing 5% over 2006, on the strength of the sales of ALS’ products. Excluding the sales of ALS’ products, sales of LED products increased 4% and overall sales decreased 6% over 2006. The increase in LED sales was offset by a 15% decline in the sale of fiber optic products in commercial lighting. Sales of our new Savi® products generated approximately $2,159,000 of revenue in 2007, compared to $1,158,000 in 2006.

Excluding the impact of our acquisition of ALS in September 2007, sales of our fiber optic lighting products decreased 16% in 2007 primarily due to a 26% decline in fiber optic sales in our pool and spa market. However, we are investing in products to support fiber optic lighting sales including new LED light sources introduced in 2007 that drive light into fiber optic products, which are expected to serve as a platform for new products and applications for fiber optic lighting as an advanced lighting system.

Gross Profit and Cost of Goods Sold

Our consolidated gross profit for 2007 and 2006 was $2,747,000 and $3,937,000, respectively. Gross margins in 2007 decreased to 27% from 36% in 2006 due to consolidated cost of goods sold increasing 5.5% while revenue decreased 7%. This increase in cost of goods sold resulted from increased variable cost of goods sold of approximately $484,000 as direct gross margins eroded to 56% as compared to 58% in 2006.

Excluding the impact of sales by ALS in the fourth quarter of 2007, revenue decreased 12% and cost of goods sold increased to approximately $7,138,000, an increase of approximately $74,000, or 1%, resulting in a decline in gross margin to 27%. While the loss of revenue was attributable primarily to the significant year over year reduction in new pool construction, pricing pressures in the international markets, combined with pricing discounts in the commercial market in order to maintain a competitive advantage, also contributed to the revenue decline and this required discounting was not accompanied by reduced costs from suppliers. This caused a decrease in direct gross margins from 57% to 52% in 2007.

Offsetting the decrease in cost of goods sold from decreasing revenue, production costs increased approximately $419,000 primarily due to a $158,000 increase in charges for excess and obsolete inventories, $185,000 higher expense for capitalized labor and overhead as we reduced our inventory, increases in health insurance expense of $58,000, $37,000 in relocation expenses for the move to our new operating facility located in Orlando, Florida, and $36,000 in higher wages and temporary labor costs due to higher assembly requirements in 2007 versus contract manufactured products in 2006. These increased expenses were offset slightly by a $62,000 decrease in physical inventory adjustments over 2006.

Excluding the impact from the acquisition of ALS in September 2007, our direct gross margins on LED products decreased from 50% to 46% in 2007 due primarily to decreased margins in our international market and pool and spa market. Historically, our direct gross margins from fiber optic products have been higher than direct gross margins from LED lighting products. However, as we introduce new LED lighting products for the commercial lighting market, we anticipate that our gross margins for LED products will improve, since this market is less price sensitive than the pool and spa and entertainment fiber optic lighting markets.

Operating Income (Loss)

	Year ended December 31,
	2007	2006	Change	%
Gross profit	$2,746,800	$3,936,550	$(1,189,750)	(30)%
Less operating expenses:
Selling, general and administrative	5,561,273	6,040,523	(479,250)	(8)%
Research and development	417,661	538,298	(120,637)	(24)%
Loss (gain) on disposal of property and equipment	1,125	(593)	1,718	n/a
Gain on termination of capital lease, net of impairment	—	(506,367)	506,367	n/a

Total operating expenses	5,980,059	6,071,861	(91,802)	(2)%

Operating loss	$(3,233,259)	$(2,135,311)	$(1,097,947)	(51)%

The increased operating loss for the year ended December 31, 2007 was due to the decrease in sales and related gross profit, as discussed above.

Operating Expenses

General and administrative expenses (“G&A”) were approximately $3,186,000 for 2007, as compared to approximately $3,575,000 for 2006, a decrease of approximately $389,000, or 11%. Excluding the impact of ALS’ expenses, G&A expenses decreased $617,000, or 17%, in 2007, as compared to 2006. This decrease in 2007 was primarily due to decreases in legal expenses of $917,000 due to the negotiated settlement or final resolution of pending litigation in 2006, and a $262,000 decrease in consulting fees paid to Brett M. Kingstone, the Chairman of our Board of Directors, pursuant to the 2006 Participation Agreement between us and Mr. Kingstone.

These decreases were partially offset by increases of $105,000 in wages and taxes due to additions of management positions, $83,000 in Sarbanes Oxley compliance related expenses, executive recruiting costs of $78,000, increases in our property insurance costs of $58,000 primarily due to the changes in our insurance costs in the state of Florida, increases in health insurance costs of $39,000, severance costs of $35,000 and employee relocation costs of $35,000.

Selling and marketing expenses were approximately $2,385,000 for 2007, as compared to approximately $2,466,000 for 2006, a decrease of approximately $81,000, or 3.3%, primarily due to decreased commissions on lower commission-based revenue.

Research and development expenses were approximately $418,000 for 2007, as compared to approximately $538,000 for 2006, a decrease of approximately $121,000, or 22%, primarily due to a reduction in wage and benefit related costs and a reduction in new product engineering and prototype expenses. Despite the reductions, we continued to invest a significant amount of time and resources in new product development projects in 2007 that we believe will contribute to our growth in the future. Most of these products are now entering production and we anticipate beginning selling efforts in the second and third quarters of 2008.

In November 2006, we entered into a lease termination agreement with Max King Realty, Inc. (“Max King Realty”), a company controlled by Brett M. Kingstone, to terminate the capital lease with Max King Realty for our previous operating facility located in Orlando, Florida. Upon executing the lease termination agreement, the balance of the capital lease obligation of $2,312,900, less the promissory note payable to Max King Realty of $332,800 and the net book value of the related office/warehouse building of approximately $1,232,400 resulted in a gain on termination of capital lease of approximately $747,700. This gain was offset by an impairment loss of $241,300 for leasehold improvements made to the facility, resulting in a net gain of approximately $506,400.

Interest

Interest expense of approximately $39,000 for 2007 was primarily related to the cost of borrowing against our line of credit. Interest expense of approximately $356,000 for 2006 was primarily related to the capital lease for our previous operating facility in Orlando, Florida. Effective November 30, 2006, we entered into a lease termination agreement with Max King Realty, which resulted in the termination of the capital lease obligation which had a term of fifteen-years extending through June 15, 2012.

Interest income was approximately $295,000 and $38,000 for 2007 and 2006, respectively. Interest income increased in 2007 as a result of higher investment account balances due to the investment of a portion of the net proceeds received by us from the sale of common stock and warrants in a private placement completed in December 2006.

Other Income

Other income for 2007 was approximately $37,000, compared to approximately $222,000 for 2006. Other income in 2007 consisted primarily of $34,000 in license and royalty fees received from a number of manufacturing companies in the lighting industry which licensed the High End Systems (HES) Patent that we acquired in 2004 and proceeds of $3,000 from sub-leasing part of our facility through March 2007. The decrease in other income in 2007 compared to 2006 was primarily due to the $148,000 decrease in subleasing income and a decrease of $37,000 in income from licensing and royalty fees.

Income Tax

We have provided a full valuation allowance against income tax benefits resulting from losses incurred on operations and as a result there was no provision for income tax in 2007 or 2006.

Net Loss

The net loss for the year ended December 31, 2007 was approximately $2,940,000, or $0.44 per basic and diluted common share, as compared to a net loss of approximately $2,235,000, or $0.80 per basic and diluted common share, for the year ended December 31, 2006.

Liquidity and Capital Resources

For the Six Months Ended June 30, 2008

At June 30, 2008 we had working capital of approximately $5,770,000, an increase of approximately 7% compared to working capital of approximately $5,416,000 at December 31, 2007. This increase in working capital was primarily due to $552,000 of additional working capital from the acquisition of Lumificient Corporation and the net proceeds to our company from the issuance of $3,500,000 in aggregate principal amount of secured long-term promissory notes which closed on June 26, 2008. These increases were partially offset by an increase in accounts payable of approximately $1,393,000.

Net cash used in operations amounted to approximately $945,000 for the six months ended June 30, 2008. This $695,000 increase in net cash used in operating activities over the comparable period of 2007 is primarily due to the larger net loss in the six months ended June 30, 2008 as compared to the same period of 2007 and a $396,000, or 30%, increase in accounts receivable attributable to higher sales in the second quarter of 2008 than the fourth quarter of 2007. Partially offsetting this use of cash was a $1,393,000, or 126%, increase in accounts payable due to the timing of certain payments to vendors as compared to a $593,000, or 51%, increase in accounts payable in the same period of 2007.

Net cash used in investing activities for the six months ended June 30, 2008 was approximately $90,000 as compared to $1,859,000 provided by investing activities in the comparable period of 2007. During the six months ended June 30, 2008, net cash provided by investing activities included $2,875,000 in proceeds from the sale of investments, offset by purchases of property and equipment of $387,000 and expenditures of $2,400,000 related to our acquisition of Lumificient Corporation.

Net cash provided by financing activities for the six months ended June 30, 2008 was approximately $3,789,000 as compared to net cash used in financing activities of $408,000 for the comparable period of 2007. The cash provided by financing activities was mainly attributable to approximately $3,500,000 from the issuance of secured promissory notes and the proceeds of $1,908,000 from the exercise of stock warrants and employee stock options offset by the repayment of our revolving line of credit of $1,443,000.

Nexxus’ liquidity is affected by many factors. Some of these factors are based on operations of the business and others relate to the uncertainties of national and global economies and the lighting industry. Management anticipates that the cash, cash equivalents and investments on hand at June 30, 2008 will be sufficient to fund our currently anticipated working capital requirements and capital expenditure requirements for the next twelve months.

While the secured promissory notes issued in June 2008 provided a significant amount of cash to our company, the April 30, 2008 acquisition of Lumificient consumed a significant amount of our cash balances. Accordingly, we have identified certain operating measures that can be taken to conserve liquidity if circumstances warrant. These measures could include further reductions in costs and re-timing or eliminating certain capital spending. Additionally, we will opportunistically consider public or private financing transactions, which may include credit facilities, such as term loans and unsecured or secured borrowings, and the sale of equity securities. We anticipate that any additional liquidity from such actions would be used for general corporate purposes including working capital needs as well as funding the cash requirements of any potential strategic acquisition. We currently do not have any commitments for additional financing and there can be no assurances such financing will be available on terms acceptable to us, if at all.

For the Year Ended December 31, 2007

At December 31, 2007, we had working capital of approximately $5,416,000, a decrease of approximately 46% from working capital of approximately $10,012,000 at December 31, 2006. This decrease in working capital was primarily due to decreases in our cash and investment balances discussed below, payments on a promissory note in connection with settling a litigation matter and borrowings under our line of credit to fund operating losses experienced during 2007. The reduction in working capital was offset slightly by the addition of $545,000 in working capital from the acquisition of ALS in September 2007 and a $277,000 decrease in inventory (excluding inventories acquired in the ALS acquisition). During 2007, we financed our operations primarily from borrowings under our revolving line of credit, investments, working capital and cash on hand.

	For the Year Ended December 31,
	2007	2006
Summary of Cash Flows
Net cash used in operating activities	$(2,160,377)	$(1,675,282)
Net cash provided by (used in) investing activities	1,596,123	(6,392,644)
Net cash provided by financing activities	203,339	8,351,027

Cash Flows from Operating Activities

Net cash used in operations totaled approximately $2,160,000 for the year ended December 31, 2007, compared to approximately $1,675,000 for the year ended December 31, 2006. The net loss of approximately $2,940,000 was partially offset by the non-cash expenses for depreciation and amortization of $459,000 and stock based compensation expense of $229,000. The most significant use of cash in operations during 2007 resulted from a decrease in accounts payable of approximately $168,000, mainly due to the timing of payments to suppliers, and an increase in prepaid expenses of $122,000, primarily from prepayments to Asian vendors. This was offset by a decrease in inventory of approximately $211,000 due to improved management of our inventories and an increase in customer deposits of $144,000 due to several deposits from customers for several large projects.

Cash Flows from Investing Activities

Net cash provided by investing activities in 2007 was approximately $1,596,000 compared to net cash used in investing activities of approximately $6,393,000 for 2006. During 2007, net cash provided by investing activities included proceeds from the sale of investments, net of purchases of investments, of approximately $4,015,000. This was offset by purchases of property and equipment of approximately $589,000 in 2007 as compared to $313,000 in 2006. In addition, we used approximately $1,818,000 in 2007 to acquire ALS.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2007 was approximately $203,000, compared to approximately $8,351,000 for the year ended December 31, 2006. The primary source of cash during 2006 was the net proceeds of approximately $8,350,000 received from the sale of common stock and warrants in a private placement completed in December 2006. In 2007, we paid $124,000 in fees related to the December 2006 private placement.

In 2007, the cash provided by financing activities was mainly attributable to net borrowings on our revolving line of credit of approximately $1,443,000 offset by $1,158,000 of payments on notes payable for litigation settlements in 2006, as compared to zero borrowings and no payment on notes payable in 2006.

In February 2006, we obtained a $1,200,000 revolving line of credit, which was amended in June 2006, to increase the borrowing capacity under the line of credit to $1,600,000. The agreement included certain financial covenants and a requirement for a minimum investment balance of $500,000 in accounts held at the lender. Interest on the line of credit was at LIBOR plus 1.85% per annum (7.075% at December 31, 2007) and was payable monthly. At December 31, 2007, the line of credit had an outstanding balance of $1,443,000 and there was an available balance of $157,000. At December 31, 2007, we were not in compliance with certain financial covenants as required by the agreement. The lender waived these covenant violations for the year ended December 31, 2007. On June 27, 2008, we paid approximately $1,498,000 in satisfaction of all of our obligations under the line of credit and the related agreement was terminated.

Critical Accounting Policies and Estimates

We use certain accounting policies and procedures to manage changes that occur in our business environment that may affect accounting estimates made in preparation of our financial statements. These estimates relate primarily to our allowance for doubtful accounts receivable, provision for inventory obsolescence and stock-based compensation. Our strategy for managing doubtful accounts includes stringent, centralized credit policies and collection procedures for all customer accounts. We use a credit risk rating system in order to measure the quality of individual credit transactions. We strive to identify potential problem receivables early, take appropriate collection actions, and maintain adequate reserve levels. Our strategy for providing for inventory obsolescence includes the evaluation of existing inventory usage and realizable value. Typically, no provision is recorded for inventory items that are currently used and sold within one year of purchase. We believe that our allowance for doubtful accounts and provision for inventory obsolescence were adequate at December 31, 2007 and 2006.

We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period, which is typically the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating volatility and expected lives. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from our estimates, our results of operations could be materially impacted.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (the “FASB”) issued Statement 141R, “Business Combinations” (“SFAS 141R”), which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. This statement replaces FASB Statement No. 141 and applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. We believe that adoption of SFAS 141R will have an effect on our operating results with respect to future acquisitions, if any.

In February 2008, the FASB issued FASB Staff Position 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP 157-1”). FSP 157-1 amends FASB Statement No. 157 (“SFAS 157”) to remove certain leasing transactions from its scope. In addition, on February 12, 2008, the FASB issued FASB Staff Position 157-2 (“FSP FAS 157-2”), “Effective Date of FASB Statement No. 157,” which amends SFAS 157 by delaying its effective date by one year for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This pronouncement was effective upon issuance. We have deferred the adoption of SFAS 157 with respect to all non-financial assets and liabilities in accordance with the provisions of this pronouncement. On January 1, 2009, SFAS 157 will be applied to all other fair value measurements for which the application was deferred under FSP FAS 157-2. We are currently assessing the impact SFAS 157 will have in relation to non-financial assets and liabilities on our consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years, and interim periods within those fiscal years, beginning in our fiscal year 2010. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. We are currently assessing the impact FSP No. FAS 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with Generally Accepted Accounting Principles in the United States. SFAS No. 162 will be effective 60 days after the SEC’s approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411. We do not expect the adoption of SFAS No. 162 to have an impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

BUSINESS

Overview

We design, manufacture, market and sell advanced lighting solutions, including light emitting diode (LED) and fiber optic lighting. We offer a broad range of technically innovative white light, color-changing and fixed-color lighting solutions that are used for applications in commercial/architectural, retail, hospitality, entertainment and consumer markets. Our solutions provide many benefits over traditional incandescent, halogen and fluorescent light sources, including lower energy consumption, longer life spans, absence of hazardous materials, decreased maintenance costs and greater design flexibility.

Our advanced lighting systems are based on proprietary designs and patented technologies associated with electrical, optical, mechanical and thermal engineering. We have developed domain expertise and applications knowledge for end-user requirements in diverse markets. As a result, we are able to offer advanced solutions, which provide a demonstrable value proposition in terms of performance and overall cost.

According to the Freedonia Group, the global lighting industry is estimated to be approximately $100 billion and includes a variety of technologies, including incandescent, fluorescent, halogen, high intensity discharge (HID), neon and advanced lighting solutions, such as LED lighting. Product selection is influenced by a number of factors, including overall cost, and visual and physical product features, as well as regulatory and environmental factors. With rapid advancements in the performance, efficiency and cost of energy-efficient lighting, including LED-based solutions, traditional light sources, such as incandescent lamps, are beginning to be replaced by advanced technologies with lower operating costs over their useful lives. In addition, the energy efficient nature of LED technology makes it an environmentally friendly light source and the compact size of LEDs has created new possibilities in lighting fixture design. We believe our unique advanced lighting solutions are well positioned to increasingly displace traditional lighting in each of our targeted markets.

We offer one of the broadest portfolios of advanced lighting solutions. Our LED products include spot lights, flood lights, linear strips and down lights. We also offer LED-based signage, channel letter and contour lighting. These products are marketed under the Array™, Savi®, eLUM™, LiveLED™ and HYPERION™ brands. Our fiber optic products include fixtures, cable and light sources, and are sold under the Super Vision® and Advanced Lighting Systems™ brands. End-users utilize our products for interior and exterior lighting to provide illumination and create ambience and unique visual effects which are superior to traditional lighting sources.

We organize our company by division, each with a specific market focus, in order to broaden the adoption of our advanced lighting solutions across a number of end markets. Strong relationships with distribution partners enable us to educate a broad audience about the benefits of our advanced lighting solutions. These relationships also allow us to garner early notice of industry trends, which assist us in developing and bringing to market products that are responsive to the evolving needs of the lighting industry. We believe we can advance our goal of becoming the leading provider of advanced lighting solutions by investing in our technology position, developing new innovative products, leveraging the strengths of our distribution channel and selectively pursuing strategic acquisitions.

The Lighting Industry

According to the Freedonia Group, the estimated global lighting industry revenue of $100 billion is divided between two major product categories, fixtures and light bulbs (also referred to as lamps in the lighting industry). The fixtures category includes all apparatuses, fixtures and systems, while light bulbs consist of the replaceable devices that emit light. Fixtures are constructed from metal, glass or plastic and are available in a range of decorative styles for residential, commercial and industrial applications. Traditional light bulbs include incandescent, fluorescent and HID products. For residential applications within the general illumination market, inexpensive incandescent bulbs and fixtures have been the preferred choice. For commercial applications, more expensive and durable fluorescent and HID bulbs and fixtures have the largest market share.

In North America, lighting manufacturers sell products through either manufacturer’s representatives, electrical supply representatives or an internal sales force to electrical wholesale distributors. The distributors then market products to electrical contractors and other end-users. Representatives also have direct contact with lighting designers, electrical engineers, architects and general contractors that influence buying decisions. The manufacturer’s representatives often provide value added services, such as product promotion or design and implementation assistance. The ability of smaller companies to compete against larger more established rivals is heavily rooted in their capacity to leverage their unique product portfolios and customer service to garner maximum productivity from each representative.

Historically, large global competitors focused almost exclusively on the general illumination market because of their advantage in purchasing power, manufacturing volume and distribution efficiency, while smaller industry participants generally competed in niche markets primarily by offering specialized products and superior customer service to their regions. However, the evolution of advanced lighting solutions has enabled smaller companies to penetrate and compete in the larger general illumination market. One of these notable advanced lighting solutions is LED lighting.

LED Lighting Industry Trends

LEDs are semiconductor-based devices that generate light. As the cost of LEDs decrease and their performance improves, we expect that they will continue to compete more effectively in the general illumination market versus traditional lighting. According to Strategies Unlimited, there were over $325 million of high-brightness LEDs sold to the lighting market, a figure which is forecasted to grow to $1.5 billion by 2012. High-brightness LEDs are the core, light producing components within an LED lighting system.

Technological Innovations Expand LED Functionality. Since its introduction in the 1960s, the LED has offered an increasingly wide variety of colored lighting, beginning with red and expanding to green, yellow and orange. Initial rudimentary applications included traffic lights, automotive brake lights and indicator lights. In the mid-1990s, LEDs became capable of emitting blue light. With the advent of blue LEDs combined with phosphor technology, LEDs made another technological leap by emitting white light. This breakthrough enabled LEDs to compete with traditional lighting solutions for applications in residential, industrial and commercial markets.

Advancements in LEDs’ Performance Stimulate Adoption in General Lighting. Technological advancements in LED lighting have resulted in a new breed of LEDs that can meet specifications previously only satisfied by traditional lighting sources. LED lighting solutions were historically regarded as expensive in relation to their delivered light output, a perception that has changed as LED technology has advanced according to Haitz’s Law. Haitz’s Law, the LED counterpart to Moore’s Law of semiconductors, states that every decade, the amount of light generated by an LED increases by a factor of 20, while the cost per lumen falls by a factor of 10.

In an effort to lower energy consumption, lighting companies are focused on increasing lumens per watt. Lumens per watt is an industry standard measure of the amount of light emitted per watt of power, meaning the more lumens per watt, the more energy efficient the product. Traditional incandescent lighting sources can produce between 10 and 35 lumens per watt, while fluorescent and HID light sources can produce output exceeding 100 lumens per watt. Today’s LEDs are currently exceeding incandescent performance and are approaching over 100 lumens per watt, making them comparable to fluorescent and HID light sources.

Unique Capabilities of LEDs Broaden Applications and Create New Lighting Alternatives. Key LED features, including quality of light output, long life, low power consumption, low heat output and full digital control are accelerating adoption and expanding market opportunities. Additional attributes, including design flexibility, color-changing effects, dimming capabilities, smaller size and rapid start-up time are creating new lighting applications for LEDs in commercial/architectural, retail, hospitality, entertainment and consumer markets.

High Energy Costs and Conservation Efforts Drive LED Adoption. According to the United States Department of Energy, 22% of all energy consumption in the United States is from lighting applications. High energy costs have resulted in increased demand for more energy efficient lighting solutions, which has inspired a natural shift to LEDs. LED lighting technology is inherently more energy efficient and can result in more than 80% in power savings over traditional incandescent solutions. In addition, unlike other alternatives such as compact fluorescent bulbs, LED lighting solutions are free of hazardous materials such as mercury, which can be harmful to the environment.

Regulatory Influences Spur Market Adoption of Energy Efficient LED Lighting. Government regulations, such as initiatives by the United States Department of Energy and the Environmental Protection Agency’s EnergyStar Certification Program, are driving adoption of more energy efficient lighting solutions. EnergyStar sets industry-wide international standards for lighting products that outline efficiency and performance criteria, helping manufacturers promote their products and consumers better understand lighting products. Legislation and the trend toward environmental consciousness are critical drivers of lighting demand, as governments, industry associations, and industrial and residential consumers move toward employing lighting solutions that comply with regulatory requirements, conserve energy and present no threat to the environment when disposed.

Our Competitive Advantages

We believe the following strengths of our company provide us with competitive advantages in the marketplace:

Industry Leading, Energy Efficient and Environmentally Conscious Lighting Solutions. In addition to our robust portfolio of color-changing lighting solutions, we have added a number of highly efficient white light LED products to our offerings, including the Savi SHO White, Savi Linear, Savi Floodstrip and Savi Mini Sconce. Further, we have recently introduced our Array brand of LED light bulbs, which we believe to be the highest efficacy LED lighting system in the industry. Based upon our review of publicly available performance data from competitors, our Array product provides over 30% more lumens per watt than competitive products, and provides approximately 80% energy savings versus incandescent lamps. We have designed our Array product line to be Restriction of Hazardous Substances (RoHS) compliant, to contain no mercury or lead and to utilize minimal metal content with a housing of recycled plastic. We intend to begin shipments of Array products by the end of 2008. We believe Array is significantly differentiated in terms of design and performance from competitive products.

Proprietary Technology and Intellectual Property. We have 26 issued and 12 pending patents. This portfolio of intellectual property has been commercialized into a broad range of advanced lighting solutions. We plan to continue making strategic investments in intellectual property through ongoing engineering expenditures, industry partnerships, licensing arrangements and the pursuit of complementary businesses, such as our recent acquisitions of Lumificient and Advanced Lighting Systems. These initiatives are designed to allow us to enhance our intellectual property portfolio, improve existing products, rapidly introduce new products to fill identified needs, and address new applications and markets. We believe our ability to successfully develop and produce new products will allow us to magnify our market opportunity and enhance our market position.

Reliable, High Quality and Cost Competitive Solutions. We design, manufacture and sell high quality and reliable products with demonstrable performance advantages. For example, our white light solutions are designed to operate for up to 50,000 hours. We achieve this, in part, through a combination of sourcing high quality LEDs, utilizing proprietary thermal management techniques and conducting rigorous product testing. To deliver cost competitive solutions, we are investing in technology advancements, leveraging purchasing volume across divisions, capitalizing on strategic vendor relationships and migrating high volume products to our proprietary automated manufacturing process.

Breadth of Advanced Lighting Solutions. We believe that we offer one of the industry’s broadest lines of advanced lighting solutions. This includes over 121 distinct product types targeted at four distinct markets. Over the last two years, we have expanded our LED product offerings to include a range of white light solutions for flood, cove, perimeter, under-counter and down lighting applications. We believe the combination of our broad product line, our extensive engineering and manufacturing know-how, and deep knowledge of our target markets are highly valued by customers and are key to our ongoing success.

Experienced Management Team. Our senior management team includes individuals with diverse backgrounds and broad experience. We are led by our Chief Executive Officer, Michael Bauer, an industry veteran with over 20 years of lighting experience, our Chief Financial Officer, John Oakley, with 17 years of finance and manufacturing experience and Zdenko Grajcar, our Chief Technology Officer, who invented our unique Selective Heat Sink technology and manufacturing methods on which we have developed our white light LED solutions. Our six executive officers and key employees collectively have over 64 years of lighting experience. Our management team has demonstrated the ability to drive organic growth and pursue and integrate strategic acquisitions.

Our Growth Strategy

Our objective is to become the leading provider of advanced lighting solutions. Key elements of our growth strategy include:

Capitalizing on Opportunities in Our Target Markets. We believe there is a growing need for unique advanced lighting solutions across our target markets, which include applications in the commercial/architectural, retail, hospitality, entertainment, signage and consumer markets. We expect to continue to introduce innovative advanced lighting products as we believe there exists significant opportunities to grow market share. By introducing new products and expanding sales of existing products, we believe that we can significantly improve operational efficiency by reducing our cost of materials, components and manufacturing. Expanding our products and increasing our sales also allows us to gain additional leverage from sales representatives within our distribution network.

Expanding our White Light LED Product Portfolio. Based on our proprietary Selective Heat Sink technology platform, a new and innovative approach to thermal management which uses proprietary design and materials to lower thermal resistance, we are expanding our white light LED product portfolio for general illumination. Our first offering based on this technology is our Array product line which we believe is our best opportunity for growth in the commercial market. We believe this product is the world’s first white light LED lamp to exceed 95 lumens per watt. It also incorporates dimming capabilities that work with standard commercial dimmers. Additionally, we believe our Savi SHO White is the industry’s first direct-line voltage flood light that does not require an independent power supply. We intend to expand our product offerings by leveraging the technological advancements of Array and Savi SHO White. We expect that our white light LED solutions will be highly attractive alternatives to traditional lighting solutions and other competitive LED offerings and will eventually provide a significant portion of our future revenue.

Developing and Protecting Our Intellectual Property and Exploring Licensing Opportunities. We have devoted significant resources to building an advanced research and development team for developing complimentary intellectual property to expand our portfolio of advanced lighting technologies. Securing and defending intellectual property related to the design, manufacture and application of advanced lighting technology is expected to be a key element of our existing and future business. We believe that our growing intellectual property portfolio will create licensing opportunities in the future and intend to explore these potential opportunities. The strength of our intellectual property portfolio allows us to compete on the basis of our technology, which we believe gives us an advantage over many of our larger competitors.

Leveraging the Strength of Our Distribution Network. We have an independent global sales and distribution network. In North America, we have over 100 commercial lighting agencies selling through major electrical distributors. Internationally, we have 42 additional distributors serving over 35 countries. We expect these and other industry relationships will be a significant source of operational leverage as we introduce new products and scale our business.

Pursuing Strategic Acquisitions. We believe that strategic acquisitions will help us broaden our product offerings, expand our markets, leverage our research and development capabilities and enhance our distribution channels. We continually review potential acquisitions and believe we have established a diligent process for identifying complementary acquisition opportunities. We currently have no agreements or commitments with respect to any acquisitions.

Products

We believe that we offer one of the broadest portfolios of advanced lighting solutions. Our company is organized by division, each with a specific market focus in order to broaden the adoption of our advanced lighting solutions. By combining the efforts of some or all of these divisions, we are able to offer complete solutions to our customers and leverage synergies throughout our family of companies. Our products are marketed primarily under the Array, Savi, eLum, LiveLED and Hyperion brands. End-users utilize our products for interior and exterior lighting to provide illumination and/or create ambience and unique visual effects superior to traditional lighting. The following table provides a summary overview of our products:

PRODUCT TYPE	TARGET MARKET(S)	FEATURES / BENEFITS	DIVISION(S)	PRODUCT(S)

General LED Lighting	Signage, lighting strips, pool and spa and architectural lighting, entertainment	Extended life, energy consumption, size, thermal efficiency, fixed-color or color- changing capabilities	SV Lighting, ALS, Lumificient, Nexxus Lighting Pool and Spa	Flex-LED™, BorderLight™, The Galaxy Pool Light, AGS, Digital Lighting System, Hyperion R-Lite™, Lumeon 360™, Savi® Pool Light, Savi® Spa Light and the Savi® Note

Commercial/ Architectural LED Lighting	Commercial/ architectural lighting, entertainment	Extended life, energy consumption, size, thermal efficiency, white light and fixed-color or color- changing capabilities	SV Lighting, ALS	Savi® Linear, Savi® Flood, Savi® Spot, Savi® Tube, Savi® Accent, Savi® Step Light, Savi® Flood Strip, and Savi® 512 DMX control system, Savi® SHO Floodlight, Savi® SHO-White Floodlight, LiveLED™, eLUM™

White Light LED Light Bulbs	Retail, commercial, hospitality, institutional, long duty cycle, and hard to reach locations	95+ lumens/watt, no mercury or lead, energy efficient, lightweight, thermal efficiency, dimmable on conventional switch, fits standard incandescent fixtures, long-life	Array Lighting	Array LED MR16, Array LED PAR16, Array LED PAR30, Array LED G4

Fiber Optic Cables	Alternative to neon lighting for indoor and outdoor architectural accents and large signs and displays	Light emission on entire length of cable, easy to install, not prone to breakage, energy efficient, fixed-color or color-changing	SV Lighting, ALS, Nexxus Lighting Pool and Spa	SideGlow®, 3M, EndGlow®, MegaGlow™, RadiaLyte™, MegaLyte™, FocaLyte™

Fiber Optic Light Sources	Pool and spa, residential, commercial, display case lighting, interior theme lighting, signage	Manufactured to meet high certification standards, highly customizable, unique control options	SV Lighting, ALS, Nexxus Lighting Pool and Spa	SpectroLyte™, FiberPro™, Eclipse™, SV1500, StarPro, SV750

Waterfalls	Pool and spa	Fixed-color or color- changing capabilities, unique control options	Nexxus Lighting Pool and Spa	Oasis™

Competition

The Company currently faces competition from both traditional lighting companies that provide general lighting products, such as incandescent, fluorescent and neon lighting, and from specialized lighting companies that are engaged in providing LED and fiber optic lighting products and systems. In general, we compete with both groups on the basis of design, innovation, quality of light, effects, maintenance costs, safety issues, energy consumption, price, product quality and brightness.

We compete with traditional lighting companies, including Acuity Brands Lighting, Cooper Lighting, Hubbell Lighting and Royal Philips Electronics in the general illumination market. Our LED products tend to be alternatives to traditional lighting sources for applications within the commercial market. In these markets, we compete on the basis of energy savings, lamp life and durability.

Additionally, we compete with specialized lighting companies that offer competing LED and fiber optic lighting products, including Energy Focus, Inc., Illumivision, Inc. and Lighting Science Group Corporation. In these markets, we compete on the basis of design, innovation, light quality, effects, maintenance costs, safety issues, energy consumption, price, product quality and brightness.

We believe that we can compete favorably in our markets, based on the following factors:

•	unique and proprietary technology;

•	breadth and diversity of high-quality product offerings;

•	ability to offer standard and custom products that meet customers’ needs at a competitive cost;

•	excellence in customer service and support; and

•	recruitment and retention of qualified personnel, particularly engineers.

We expect our markets to remain competitive and to reflect rapid technological evolution and continuously evolving customer and regulatory requirements. Our ability to remain competitive depends in part upon our success in developing new and enhanced advanced lighting solutions and introducing these systems at competitive prices on a timely basis.

Sales and Marketing

We believe our sales and marketing efforts have established our reputation for providing innovative solutions that meet our customers’ needs in a timely, cost-efficient manner. Our ability to leverage our distribution network will be an important factor in our continued success. The sales and marketing of our products largely depends upon the type of offering, location and target market. The breakdown of our sales and marketing coverage by market is as follows:

Market Applications	Nexxus Division	Description
Commercial/ Architectural		We currently market and distribute our LED and fiber optic lighting products and systems through a global network of individual lighting agencies. These independent lighting agencies provide assistance in the lighting specification process, provide local customer and project management support and direct the customer to purchase products from either SV Lighting, Advanced Lighting Systems or Lumificient. The independent lighting agencies are paid on a commission basis. We also sell our Hyperion™, FlexLED™ and Lumeon 360™ products directly to local sign lighting manufacturers and distributors, as well as select national accounts.
Pool and Spa		We market and sell our lighting products in the swimming pool and spa market to pool and spa distributors and pool builders through a network of independent manufacturer’s representatives. We believe this distribution channel allows us to better serve our customers, as well as offer services such as the bundling of product and installation. In 2007, we focused our efforts on refining the products offered to the pool and spa market, adding sales management and developing new marketing tools to drive sales in 2008. With the steps taken in 2007, we believe that the pool and spa market represents a unique and significant growth opportunity for our company and is an excellent fit with our technology and intellectual property platform.
Entertainment		We market and sell our lighting products to the theatrical and entertainment lighting market through non-exclusive distributors, rental companies and production companies. Lighting applications include theatres, concert tours, night clubs, casinos, theme parks and other entertainment venues.

We have recently reorganized our international sales organization to more aggressively penetrate global markets outside of the United States and Canada. This team supports each division and is charged with establishing distribution relationships worldwide.

We believe that our management team has established and maintains strong relationships with senior management at the majority of the largest wholesale electrical distributors and electrical buying groups in the United States. We expect these and other industry relationships to be a significant path to market as we introduce new products and scale our business.

Manufacturing and Suppliers

We produce our advanced lighting solutions through a combination of internal and outsourced manufacturing and assembly. For LED lighting systems, we engineer, design and final-assemble our products, while much of the manufacturing is performed by select qualified vendors. All LEDs used in our LED lighting products and systems are purchased from several companies in Asia and in the United States. For our fiber optic lighting systems, we purchase fiber optic strands from a third party supplier and internally extrude our fiber optic cables. We manufacture light sources and control systems and perform final assembly for most of our fiber optic products.

Many of our core components and sub-assemblies are purchased from third party suppliers. We have selected suppliers based on their ability to consistently produce these products per our specifications, ensuring the best quality product at the most cost effective price.

Research and Product Development

The general focus of our research and development team is the design and integration of electronics, optics and thermal management solutions to create advanced lighting products. Through these efforts, we seek to enhance our existing products, design new products and develop solutions for customer applications. We believe that our responsiveness to customer demands differentiates us from many of our competitors, as we rapidly introduce new products to address market needs. During 2007, we spent approximately $418,000 on engineering and product development activities, as compared to approximately $538,000 in 2006. We intend to expand our research and development team as we believe that increased levels of spending on research and development will be necessary to successfully develop advanced lighting products that will have the brightness of traditional lighting systems while being offered at acceptable prices. We will also continue to explore strategic acquisitions and joint product development activities that expand our product and technology platform.

Patents and Proprietary Rights

The proprietary nature of, and protection for, our products, product candidates, processes and know-how are important to our business. To protect our intellectual property, both domestically and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our product candidates and technology in the United States and abroad. We currently hold 26 patents related to our fiber optic and LED lighting intellectual property and have 12 patent applications currently filed with the United States Patent and Trademark Office.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

Acquisitions

Since 2007, we have completed two acquisitions to advance our strategy of becoming the leading provider of advanced lighting solutions.

In September 2007, we acquired Advanced Lighting Systems, Inc., a Sauk Centre, Minnesota manufacturer of LED and fiber optic lighting for use in the entertainment, commercial, architectural and OEM lighting markets. This acquisition has broadened our product suite and expanded our market coverage in the commercial and entertainment lighting arenas.

In April 2008, we acquired Lumificient Corporation, a Maple Grove, Minnesota manufacturer of LED products for the sign, commercial/architectural and retail lighting markets. This acquisition expanded our intellectual property portfolio, including advanced technology for LED products, and enhanced our research and development capabilities. Additionally, Lumificient’s founder, Zdenko Grajcar, now serves as our Chief Technology Officer, overseeing our research and development efforts.

Going forward we expect to continue to review potential strategic acquisitions to further advance our goals. We currently have no agreements, understandings or commitments with respect to any acquisitions.

Employees

As of August 21, 2008, we had a total of 75 full-time employees and no part-time employees. We enjoy good employee relations. None of our employees are members of any labor union, and we are not a party to any collective bargaining agreement.

Facilities

The following table summarizes information with respect to our facilities, which are all leased:

Business Unit	Location	Area (sq. feet)	Year of Lease Expiration
Corporate Headquarters:	Charlotte, North Carolina	5,100	2012

Office, Distribution and Light Manufacturing:	Sauk Centre, Minnesota Orlando, Florida Maple Grove, Minnesota	17,200 34,000 13,200	2012 2011 2010

We consider our current facilities adequate for our current needs and believe that suitable additional space would be available if necessary.

Litigation

We are not currently a party to any pending legal proceedings. In the ordinary course of business, we may become a party to various legal proceedings generally involving contractual matters, infringement actions, product liability claims and other matters.

Corporate Information

We were incorporated in Delaware on December 16, 1993. We are the successor by merger to a Florida corporation named Super Vision International, Inc., which was incorporated in January 1991. In April 2007, we changed our name from Super Vision International, Inc. to Nexxus Lighting, Inc. Our principal executive offices are located at 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262. Our telephone number is (704) 405-0416 and our website is located at www.nexxuslighting.com. The information on, or that can be accessed through, our website is not a part of this prospectus.

MANAGEMENT

The following table sets forth information regarding our executive officers, the members of our Board of Directors and certain key employees as of June 30, 2008. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

Name	Age	Position
Executive Officers and Directors
Michael A. Bauer	44	President, Chief Executive Officer and Director
John C. Oakley	41	Chief Financial Officer
Brett M. Kingstone	49	Chairman of the Board of Directors
Anthony T. Castor	57	Director
Brian McCann	43	Director
Anthony Nicolosi	48	Director
Edgar Protiva	67	Director
Fritz Zeck	67	Director

Key Employees
Zdenko Grajcar	34	Chief Technology Officer
Carey Burkett	49	President of Lumificient Corporation
Mark Masterman	53	President of Pool and Spa Division
Paul Streitz	45	President of Advanced Lighting Systems, LLC

Executive Officers and Directors

The principal occupations for the past five years (and, in some instances, for prior years) of each of our executive officers and directors are as follows:

Michael A. Bauer has served as our President and Chief Executive Officer and as a director since January 1, 2006. Mr. Bauer joined Nexxus in October 2004 as our Vice President of Sales and Marketing and served in that position through December 31, 2005. Prior to joining Nexxus in 2004, Mr. Bauer served as an executive consultant to General Electric, Lighting Systems division and owned and operated Pro Lighting, Inc., a sports lighting systems supplier. From 2000 to 2002, he served as Vice President of Sales for Lighting Corporation of America, a nine-brand division of US Industries, Inc., based in Spartanburg, South Carolina and from 1998-2000 as Vice President of Sales for Cooper Lighting, a division of Cooper Industries (NYSE: CBE) based in Elk Grove Village, Illinois. From 1995 to 1998, Mr. Bauer oversaw the Lumark, McGraw-Edison and Cooper Utility brands for Cooper Lighting. Mr. Bauer began his career with General Electric’s Lighting Division in 1988 and held various roles in operations, product development and sales management.

John C. Oakley has served as our Chief Financial Officer since June 4, 2007. Prior to joining Nexxus, Mr. Oakley served as Chief Financial Officer and director of Home Meridian International, a multi-divisional furniture industry holding company, from September 2006 until April of 2007. Previously, Mr. Oakley served as the Senior Vice President, Chief Financial Officer and Treasurer of Pulaski Furniture Corporation, a subsidiary of Home Meridian International. He joined the furniture manufacturer and importer as Vice President and Treasurer in 2001. Prior to joining Pulaski Furniture, Mr. Oakley was the corporate controller for Collins and Aikman Floorcoverings, Inc. from 1997 to 2001, and a senior auditor for Arthur Andersen, LLP from 1992 to 1997.

Brett M. Kingstone is our founder and has been the Chairman of our Board of Directors since 1991. He was employed by us in a senior executive capacity from our formation in 1991 until December 31, 2005.

Mr. Kingstone resigned as our President and Chief Executive Officer on December 31, 2005, but remains our Chairman of the Board. From July 1999 through December 31, 2005, Mr. Kingstone served as our Chief Executive Officer and President. From November 1997 to July 1999, Mr. Kingstone served as our Chairman and Chief Executive Officer. From our inception to November 1997 he was Chairman, Chief Executive Officer and President. Since stepping down as our President and Chief Executive Officer on December 31, 2005, Mr. Kingstone has served as an independent consultant to Nexxus and has managed Max King Realty, a commercial real estate company he has owned since 1994. From October 1985 until January 1991, Mr. Kingstone served as an independent consultant in the area of fiber optic technology. Mr. Kingstone is a graduate of Stanford University and the author of three books—The Student Entrepreneur’s Guide (McGraw-Hill), The Dynamos (John Wiley & Sons; Koksaido Press) and The Real War Against America (Specialty Publishing Company).

Anthony T. Castor has been a director since October 2004. From 2005 until April 2008, Mr. Castor was the President, Chief Executive Officer and a director of Katy Industries, a publicly held company dealing with both consumer and commercial products. Mr. Castor is currently an advisor to Katy Industries. Prior to joining Katy Industries in 2005, Mr. Castor was the president of Chromalox, Inc., a manufacturer of electric heating products located in Pittsburgh, Pennsylvania. From early 2000 to 2002, Mr. Castor served as President, Chief Executive Officer and a Director of the Morgan Group, Inc., a specialty transportation company. Mr. Castor joined the Morgan Group in a turnaround capacity and during his tenure the primary assets of the company were divested prior to liquidating the remaining assets of the company. The Morgan Group filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in 2002. From January 1998 until January 2000, Mr. Castor served as President and Chief Executive Officer of Precision Industrial Corporation, a worldwide supplier of capital equipment for processing metal. From 1993 until 1997, Mr. Castor was the President and Chief Executive Officer of Hayward Industries, Inc., a worldwide supplier of pumps, filters, heaters and other accessories for the pool and spa industry as well as industrial filtration equipment. From 1987 to 1993, Mr. Castor was Corporate Vice President of Crompton & Knowles Corporation, a supplier of specialty chemicals and process equipment and President of its wholly-owned subsidiary, Ingredient Technology Corporation. Mr. Castor previously served as a director of Nexxus from September 1996 through May 2003.

Brian McCann has been a director since October 1995. Since 1996, Mr. McCann has held successive positions with ADVA Optical Networking, Inc., a manufacturer of optical networking systems used for high-speed metropolitan area telecommunication and enterprise networks. Mr. McCann served as Chief Marketing and Strategy Officer of ADVA AG Optical Networking and President of ADVA Optical Networking, Inc., the United States subsidiary of ADVA AG in Munich, Germany. Prior to joining ADVA Optical Networking in 1996, Mr. McCann was the Director of Sales and Marketing for 3M Corp, Specialty Optical Fiber Group.

Anthony Nicolosi has been a director since August 2003. Mr. Nicolosi is the Senior Vice President of Volvo Financial Services LLC, a publicly held company headquartered in Gothenburg, Sweden. Prior to joining Volvo Financial Services LLC, Mr. Nicolosi was the President and Chief Operating Officer for Volvo Finance North America, Inc., a subsidiary of Ford Motor Credit Corporation since 2001. Mr. Nicolosi joined Volvo Finance North America in October 1998, as Vice President of Operations. From January 1997 through October 1998, Mr. Nicolosi was General Manager of the New Jersey Market Area with Volvo Cars of North America, Inc. Prior to joining Volvo Cars of North America, Mr. Nicolosi worked for the public accounting firm N.L. Fish & Company of Englewood Cliffs, New Jersey. Mr. Nicolosi is a member of the American Institute of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

Edgar Protiva has been a director since March 1994. He is currently engaged in selective merchant banking activities. From 1988 to 2000, he established and managed the North American office of Wendigo Inc., a foreign based equity and property investment company. From 1980 to 1990, he was a general partner of Pro Equities, a venture capital limited partnership which invested in semi-high tech privately-held companies. At

Wendigo, Mr. Protiva engaged in developing business plans, served as Chief Financial Officer and Chief Executive Officer on an interim basis and was a member of the board of directors. Also in 1980, Mr. Protiva co-founded Montgomery Associates which offered economic analysis and financial planning for international projects, primarily in the Middle East. After selling his interests in Montgomery Associates, Mr. Protiva established KCL Associates to engage in various merchant banking activities. From 1968 to 1980, Mr. Protiva was engaged in commercial and international banking culminating as VP/Manager of the international division of Union Bank of California, and participating as a guest lecturer at the Institute of Banking and Finance at St. Mary’s College in California.

Fritz Zeck has been a director since January 1999. From 1994 until retiring in December 2002, Mr. Zeck served as President of Cooper Lighting, Inc., a manufacturer of lighting products. From 1985 until 1994, he served as Vice President of Sales for Cooper Lighting. Mr. Zeck joined Metalux in 1976 where he was Regional Sales Manager for the Central portion of the United States. He founded Lumark Lighting in 1978, which was a division of Metalux.

Key Employees

In addition to our management team, we have certain key employees:

Zdenko Grajcar has served as our Chief Technology Officer since May 1, 2008. Prior to our acquisition of Lumificient in April 2008, Mr. Grajcar was the founder and served in senior executive capacities with Lumificient Technologies, LLC, the predecessor to Lumificient, from 2000 until 2008. Mr. Grajcar is a native of the Slovak Republic and holds a Masters of Science in Physics from Komenius University. Over the last eight years, Mr. Grajcar has become well known in the field of solid-state LED lighting for both his technical knowledge as well as his patented Hyperion product line. Prior to founding Lumificient Technologies, LLC, Mr. Grajcar worked as an engineer in the Solvak Republic, immigrating to the United States in 2000.

Carey Burkett has served as the division President of our wholly-owned subsidiary, Lumificient Corporation, since May 1, 2008. From April 2007 to April 2008, Mr. Burkett served as President of Lumificient Technologies, LLC, the predecessor to Lumificient. From 2004 to 2006, Mr. Burkett served as Regional Vice President of Sales for Cap Gemini, LLC, a management consulting firm. From 2002 to 2004, Mr. Burkett was the President of First Fill Systems, Inc., a company in the pool and spa industry. From 1998 to 2002, Mr. Burkett was a partner with Pricewaterhouse-Coopers and Coopers & Lybrand’s Management Consulting Practice. Mr. Burkett began his career in the management and technology consulting business in 1984, and has held various roles in sales, sales management, branch management, and practice management.

Mark Masterman has served as the division President of our pool and spa division since June 2008, after joining us as Vice President of our pool and spa division in September 2007. Prior to joining Nexxus, Mr. Masterman served as General Manager for the pool and spa division of Energy Focus, Inc., formerly Fiberstars, from 1996 to 2007. Energy Focus, Inc. is a lighting systems company. Prior to joining Energy Focus, Inc., Mr. Masterman founded and sold a number of companies, including Sweetwater Spas, Vector Aqua Tech and US Spas.

Paul Streitz has served as the division President of our wholly-owned subsidiary, Advanced Lighting Systems, LLC, since September 2007. Prior to joining the Nexxus lighting family of companies, Mr. Streitz was the sole shareholder and President of ALS from 1991 until September 2007.

Board Committees

Our Board has three standing committees to assist it with its responsibilities as described below. We do not have a standing Nominating Committee; instead, our Board, as a whole, is responsible for selecting nominees for election as directors and electing executive officers. Director nominees are recommended for the Board’s selection by a majority of our independent directors. We believe that obtaining input from all directors in connection with Board nominations enhances the nominating process.

The Audit Committee reviews and approves the audit reports rendered by our independent auditors and reviews the effectiveness of our internal accounting methods and procedures. The Audit Committee reports to the Board about such matters and recommends the selection of independent auditors. All of the members of the Audit Committee are “independent” (as defined by Nasdaq Rule 4200(a)(15)). The Board has adopted a written charter for the Audit Committee. The Board has determined that Mr. Nicolosi is the member of the Audit Committee who (i) qualifies as an “audit committee financial expert” under applicable SEC rules and regulations governing the composition of the Audit Committee and (ii) satisfies the “financial sophistication” requirements of the Nasdaq listing standards. Our Audit Committee is comprised of Messrs. Castor, Nicolosi, Protiva and Zeck. Mr. Nicolosi is the Chairman of the Committee.

The Compensation Committee reviews and recommends compensation plans for our top five highest paid employees, reports to the Board about such matters and recommends the incentive plans for these employees. The Compensation Committee also administers our 2003 stock incentive plan. In May 2008, the responsibilities of our Stock Option Committee were absorbed by the Compensation Committee and our Stock Option Committee was integrated into the Compensation Committee. Our Compensation Committee is comprised of Messrs. Bauer, McCann, Protiva and Zeck. Mr. McCann is the Chairman of the Committee.

The Strategic Initiatives Committee works with the Board and our Chief Executive Officer to evaluate and support potential strategic acquisitions, litigation, and technology licensing activities. Our Strategic Initiatives Committee is comprised of Messrs. Bauer, Castor and Kingstone. Mr. Castor is the Chairman of the Committee.

EXECUTIVE COMPENSATION

The table below sets forth salaries and bonuses paid during the last two years and options granted in fiscal year 2007 and 2006 to our President and Chief Executive Officer and our Chief Financial Officer. No options were exercised in fiscal year 2007 by the executive officers named below. We did not have any other executive officers or other employees serving at the end of fiscal year 2007 whose total salary and bonus exceeded $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	All other Compensation(2)	Total
Michael A. Bauer(3)	2007	$190,000	$11,875	$68,203	$15,945	$286,023
	2006	$180,000	$30,000	$141,123	$22,087	$373,210
John C. Oakley(4)	2007	$96,089	$6,394	$3,920	$12,000	$118,403

(1)

The amounts represent the dollar amount of compensation expense recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006, in accordance with FAS 123(R) with respect to outstanding stock options vested and performance options estimated to be earned for each named executive officer. Assumptions used in the calculation of this amount are included in Note 1 of our consolidated financial statements and related notes appearing elsewhere in this prospectus.

(2)

All other compensation for Mr. Bauer includes a monthly allowance of $1,000 for automobile and other related expenses, partial reimbursement for health insurance premiums, the vested portion of Nexxus Lighting’s 401(k) plan employer match. All other compensation for Mr. Oakley includes a $12,000 moving allowance paid to Mr. Oakley in 2007.

(3)	Mr. Bauer was our Vice President of Sales and Marketing from October 2004 until January 1, 2006, when he became our President and Chief Executive Officer.
(4)	Mr. Oakley joined us as our Chief Financial Officer on June 4, 2007. Mr. Oakley’s annual base salary for the year ended December 31, 2007 was $155,000.

Employment Agreements

On September 9, 2005 (the “Signing Date”), we entered into an employment and non-competition agreement with Michael A. Bauer, as amended by Amendment to Employment Agreement dated as of January 15, 2007 (the employment and non-competition agreement, as amended, the “Prior Employment Agreement”). The Prior Employment Agreement provided that Mr. Bauer would serve as President and Chief Executive Officer effective January 1, 2006. The Prior Employment Agreement had an initial term expiring on December 31, 2007, and continued for successive one year increments unless terminated by either party. From the Signing Date until December 31, 2005, Mr. Bauer continued in his position as Vice President of Sales and Marketing.

The Prior Employment Agreement provided that Mr. Bauer would receive a base salary of $180,000 per annum (which base salary could be increased based on Mr. Bauer’s annual performance review and would increase no less than 3% per annum during the initial term of the Prior Employment Agreement), performance bonus compensation of up to $190,000 for each of the years ended December 31, 2006 and 2007, and a monthly automobile allowance of $1,000. Mr. Bauer also received a one-time moving allowance of $25,000. The actual performance bonus payment was based upon the achievement by Nexxus of certain financial and performance objectives.

In addition, subject to Mr. Bauer’s continued employment with Nexxus on the applicable grant and vesting dates, we agreed to grant Mr. Bauer certain options to purchase our common stock. Pursuant to the Prior Employment Agreement, Mr. Bauer received an option to purchase 40,000 shares of our common stock at an exercise price equal to the fair market value of such stock on the Signing Date, which fully vested on the Signing Date. In addition, we agreed to grant Mr. Bauer (i) an option to purchase 75,000 shares of our common stock on January 1, 2007 at an exercise price equal to the fair market value of such stock on the Signing Date, vesting as to 25,000 shares on January 15, 2007 and 50,000 shares on March 31, 2007, provided that we achieved certain financial milestones set forth in our 2006 Board approved operating plan, and (ii) an option to purchase 75,000 shares of our common stock on January 1, 2008 at an exercise price equal to the fair market value of such stock on the Signing Date, vesting as to 25,000 shares on January 15, 2008 and 50,000 shares on March 31, 2008, provided that we achieved certain financial milestones set forth in our 2007 Board approved operating plan. If the financial milestones were not achieved by Nexxus, a percentage of the applicable stock option could vest, based on the portion of the milestone that was achieved.

On January 15, 2007, we entered into an amendment (the “Amendment”) to the Prior Employment Agreement with Mr. Bauer (the “Amendment”). The Amendment reduced our obligation to grant Mr. Bauer stock options based on achieving certain 2006 financial milestones from 75,000 shares to 25,000 shares. The Amendment also modified certain performance goals for earning bonus compensation to, among other things, recognize Mr. Bauer’s leadership and contribution relating to our successful equity financing in 2006. The Amendment did not change Mr. Bauer’s total 2006 compensation as set forth in the Prior Employment Agreement, or the percentage of total compensation payable as a bonus upon achievement of certain financial and performance objectives. Mr. Bauer was paid $30,000 and $11,875 as bonus compensation in each of the years ended December 31, 2006 and 2007, respectively.

Of the options we agreed to grant Mr. Bauer pursuant to the Prior Employment Agreement, as amended, options to purchase a total of 78,000 shares vested and options to purchase a total of 62,000 shares expired unvested because we did not achieve the specified performance milestone.

On February 11, 2008, we entered into a new employment and non-competition agreement with Mr. Bauer (the “New Employment Agreement”) to provide for Mr. Bauer’s continued service as President and Chief Executive Officer. The New Employment Agreement supersedes the Prior Employment Agreement, which expired on December 31, 2007, and was effective as of January 1, 2008. The New Employment Agreement has an initial term expiring on December 31, 2010, and continues for successive one year increments unless terminated by either party.

The New Employment Agreement provides that Mr. Bauer shall receive a base salary of $215,000 per year (which base salary may be increased based on Mr. Bauer’s annual performance review and shall increase no less than 3% per annum during the initial term of the New Employment Agreement). Commencing upon the first day of the calendar quarter immediately succeeding the first calendar quarter during the term of the New Employment Agreement for which we report net income in our publicly filed financial statements, Mr. Bauer’s base salary will increase to $235,000 per year. Mr. Bauer is eligible to receive performance bonus compensation of up to $105,000 for calendar year 2008 and a monthly automobile allowance of $1,000. The actual performance bonus payment is based upon achievement of certain financial and performance objectives. After calendar year 2008, performance bonus compensation, if any, will be based upon performance criteria to be determined by the Board, or the compensation committee of the Board, after consultation with Mr. Bauer.

In addition, subject to Mr. Bauer’s continued employment on applicable dates, pursuant to the New Employment Agreement, Mr. Bauer is entitled to receive the following stock options: (i) an option to purchase 75,000 shares of our common stock at an exercise price equal to the fair market value of such shares on the date of grant, vesting as to 25,000 shares subject to such option on January 15, 2009 and 50,000 shares on March 31, 2009, provided that we achieve certain financial milestones set forth in our 2008 Board approved operating plan; (ii) an option to purchase 75,000 shares of our common stock at an exercise price equal to the fair market value of such shares on the date of grant, vesting as to 25,000 shares subject to such option on January 15, 2010 and 50,000 shares on March 31, 2010, provided that we achieve certain financial milestones set forth in our 2009 Board approved operating plan; and (iii) an option to purchase 75,000 shares of our common stock at an exercise price equal to the fair market value of such shares on the date of grant, vesting as to 25,000 shares subject to such option on January 15, 2011 and 50,000 shares on March 31, 2011, provided that we achieve certain financial milestones set forth in our 2010 Board approved operating plan. If the financial milestones are not achieved by Nexxus, a percentage of the applicable stock option may vest, based on the portion of the milestone that was achieved.

In the event of termination of Mr. Bauer’s employment by us for any reason other than cause or disability, Mr. Bauer will receive twelve months base salary. The New Employment Agreement also contains confidentiality and non-competition provisions.

John C. Oakley joined us as our Chief Financial Officer, effective June 4, 2007. Pursuant to the offer letter from us to Mr. Oakley, Mr. Oakley receives a base salary of $155,000 per annum and performance bonus compensation of up to 50% of his base salary. The actual performance bonus payment is based upon our achievement of certain financial and performance objectives.

In addition, we granted the following stock options to Mr. Oakley: (i) options to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant, vesting in equal installments over three years beginning on the date of grant, subject in all instances to Mr. Oakley’s continued employment with us on the applicable vesting dates; and (ii) options to purchase 30,000 shares of our common stock at an exercise price equal to the fair market value of such stock on the date of grant. The options to purchase 30,000 shares expired unvested because we did not achieve the specified performance milestone for 2007. The offer letter also provides that as part of our executive management team, Mr. Oakley will be eligible for future stock option grants based on performance.

Mr. Oakley’s employment with us is for an unspecified term. In the event of termination of Mr. Oakley’s employment by us for any reason other than cause, Mr. Oakley will receive three months base salary, unpaid reimbursable expenses and accrued and unused benefits. The offer letter also provides for the execution by Mr. Oakley of confidentiality and non-competition agreements with us.

We have also entered into employment and non-competition agreements with certain of our key employees, including Carey Burkett, the President of our wholly-owned subsidiary, Lumificient, Mark Masterman, the President of our pool and spa division, and Paul Streitz, the President of our wholly-owned subsidiary, Advanced Lighting Systems, LLC. We have no other employment agreements with our employees, although all employees sign confidentiality and non-competition agreements. We have entered into indemnification agreements with certain of our directors and executive officers, which provide that we will indemnify such directors and executive officers against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by a director or executive officer in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of our company.

Option Grants in Fiscal Year 2007

The following table provides information on stock options granted under our 2003 Stock Incentive Plan during fiscal year 2007 to the executive officers named in the Summary Compensation Table.

Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date
Michael A. Bauer	—	—	—	—
John C. Oakley	40,000	15.9%	$4.75	05/15/17
	20,000	8.0%	$4.90	12/19/17

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards at December 31, 2007 for the executive officers named in the Summary Compensation Table:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Expiration Date
Michael A. Bauer	50,000 10,000 10,000 18,250 40,000	(1) (2) (3) (5) (6)	19,750	(4)	$ $ $ $ $ $	2.20 3.86 3.86 4.30 4.30 4.30	11/30/16 10/01/14 10/01/14 09/09/15 09/09/15 09/09/15

John C. Oakley	3,333		6,667 20,000	(7) (8)	$ $	4.75 4.90	05/15/17 12/19/17

(1)	Fully vested on December 7, 2006.
(2)	5,000 fully vested on October 1, 2004 and 5,000 fully vested on October 1, 2005.
(3)	Fully vested on December 31, 2005.
(4)	Granted on January 1, 2008.
(5)	Fully vested on January 15, 2007.
(6)	Fully vested on September 9, 2005.
(7)	The first 3,333 fully vested on the date of grant, 3,333 fully vested on May 15, 2008 and the remaining 3,334 fully vest on May 15, 2009.
(8)	The first 6,666 fully vest on December 19, 2008, 6,667 fully vest on December 19, 2009, and the remaining 6,667 fully vest on December 19, 2010.

On December 31, 2007, the last reported sale price of our common stock on the Nasdaq Capital Market was $4.90.

Stock Option Plans

1994 Stock Option Plan. Until September 2003 when, in connection with adopting the 2003 Plan, the Board determined that no further options would be granted under the 1994 Stock Option Plan, our employees, officers, directors and consultants or advisers were eligible to receive incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options under our 1994 stock option plan (the “1994 Plan”). The 1994 Plan, which expired in January 2004, was administered by the Stock Option Committee of the Board. There were 450,000 shares of our common stock reserved for issuance under the 1994 Plan. The purposes of the 1994 Plan were to ensure the retention of existing executive personnel, key employees, directors, consultants and advisors who were expected to contribute to the future growth and success of Nexxus and to provide additional incentive by permitting such individuals to participate in the ownership of Nexxus. The criteria utilized by the Stock Option Committee in granting options pursuant to the Plan was consistent with these purposes.

Options granted under the 1994 Plan are either incentive options or non-qualified options. Incentive options granted under the 1994 Plan were exercisable for a period of up to 10 years from the date of grant. No options could be granted under the plan after January 2004. Options were granted only to such employees, officers, directors, consultants and advisors as the Stock Option Committee selected from time to time in its sole discretion, but only employees of Nexxus were eligible to receive incentive options.

The Stock Option Committee determined, in its discretion (subject to the terms of the 1994 Plan), who would be granted options, the time or times at which options would be granted, the number of shares subject to each option, whether the options were incentive options or non-qualified options, and the manner in which options could be exercised. In making such determination, consideration was given to the value of the services rendered by the respective individuals, their present and potential contribution to the success of Nexxus and such other factors deemed relevant in accomplishing the purposes of the 1994 Plan.

2003 Stock Option Plan. Our employees, officers, directors and consultants or advisers are eligible to receive incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options under our 2003 stock incentive plan (the “2003 Plan”). The 2003 Plan, which expires in September 2013, is administered by the Compensation Committee of the Board. There are 810,000 shares of our common stock reserved for issuance under the 2003 Plan, subject to stockholder approval of a Board approved increase in the number of shares reserved for issuance under the 2003 Plan from 670,000 shares to 810,000 shares. Stockholder approval is expected to be proposed at our next annual meeting of stockholders. The purposes of the 2003 Plan are to ensure the retention of existing executive personnel, key employees, directors, consultants and advisors who are expected to contribute to the future growth and success of Nexxus and to provide additional incentive by permitting such individuals to participate in the ownership of Nexxus. The criteria utilized by the Compensation Committee in granting options pursuant to the 2003 Plan are consistent with these purposes.

Options granted under the 2003 Plan may be either incentive options or non-qualified options. Incentive options granted under the 2003 Plan are exercisable for a period of up to 10 years from the date of grant. No options can be granted under the plan after September 2013. Options may be granted only to such employees, officers, directors, consultants and advisors as the Compensation Committee shall select from time to time in its sole discretion, but only employees of Nexxus shall be eligible to receive incentive options.

The Compensation Committee will, in its discretion, determine (subject to the terms of the 2003 Plan) who will be granted options, the time or times at which options shall be granted, the number of shares subject to each option, whether the options are incentive options or non-qualified options, and the manner in which options may be exercised. In making such determination, consideration may be given to the value of the services rendered by the respective individuals, their present and potential contribution to the success of Nexxus and such other factors deemed relevant in accomplishing the purposes of the 2003 Plan.

The 2003 Plan may be amended or terminated by the Board at any time. Any amendment which would increase the aggregate number of shares of common stock as to which options may be granted under the 2003 Plan, materially increase the benefits under the 2003 Plan, or modify the class of persons eligible to receive options under the 2003 Plan shall be subject to the approval of the stockholders. No amendment or termination may adversely affect any outstanding option without the written consent of the optionee.

Director Compensation

Meeting Fees and Expenses	We compensate directors who are not employees of Nexxus with an annual fee of $1,000 for serving on our Board of Directors. For each Board or Committee meeting attended in person, non-employee directors receive $500. For attending our annual meeting of stockholders in person, non-employee directors receive $1,000. For meetings attended via telephone, non-employee directors receive $250. We reimburse all directors for travel and other related expenses incurred in attending stockholder, Board and Committee meetings. We do not compensate our employees for service as a director. We do, however, reimburse them for travel and other related expenses.

Option Awards	We compensate directors who are not employees of Nexxus with annual grants of options to purchase 8,000 shares of our common stock for serving on our Board of Directors. The chairperson of the Audit Committee receives an additional annual grant of options to purchase 4,000 shares of our common stock. Each of the chairpersons of the Strategic Initiatives Committee and the Compensation Committee receives an additional annual grant of options to purchase 2,000 shares of our common stock. In addition, each non-employee director receives a one-time grant of options to purchase 6,000 shares of our common stock when he or she first becomes a member of the Board. Prior to our 2008 annual meeting of stockholders, all of the options granted to non-employee directors were granted at an exercise price equal to the market value of the underlying stock at the time of the grant and became exercisable in full six months after the date of grant. During fiscal year 2007, pursuant to the 2003 Stock Incentive Plan, we granted options to purchase 4,000 shares of our common stock to each of Edgar Protiva, Fritz Zeck and Brett Kingstone, options to purchase 5,000 shares of our common stock to Anthony Castor, and options to purchase 6,000 shares of our common stock to each of Brian McCann and Anthony Nicolosi, all non-employee directors of Nexxus at the time the options were granted. All of the options granted to non-employee directors were granted on May 17, 2007 at an exercise price of $4.74 per share and vested on November 17, 2007. In connection with our May 2008 annual meeting of stockholders, and pursuant to the 2003 Plan, we granted options to purchase 8,000 shares of our common stock to each of Edgar Protiva, Fritz Zeck and Brett Kingstone, options to purchase 9,000 shares of our common stock to Anthony Castor, options to purchase 10,000 shares of our common stock to Brian McCann and options to purchase 12,000 shares of our common stock to Anthony Nicolosi, all non-employee directors of Nexxus. Although the Board authorized the grant of all of the options on May 22, 2008, options to purchase an aggregate of 8,000 shares granted to Messrs. Protiva and Zeck could not be issued until the number of shares subject to options under the 2003 Plan was increased in June 2008. All of the options granted in connection with the 2008 annual stockholders meeting have an exercise price of $8.30 per share and vest 50% six months after issuance and the remaining 50% on May 22, 2009.

Effective immediately after the first quarter in which our company earns a net profit after the 2008 annual stockholders meeting, the annual fee paid to each non-employee director for serving on our Board will be increased to $2,000, and each non-employee director will be paid $500 and $1,000 for attending Board or Committee meetings via telephone or in person, respectively.

The following table sets forth information regarding the compensation received by each of our non-employee directors during the year ended December 31, 2007:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Brett M. Kingstone(4)	$7,500	$15,745	$6,950	$30,195
Edgar Protiva	$7,750	$15,745	$—	$23,495
Brian McCann	$7,000	$23,618	$—	$30,618
Anthony Nicolosi	$7,500	$23,618	$—	$31,118
Anthony T. Castor	$5,500	$19,681	$—	$25,181
Fritz Zeck	$6,000	$15,745	$—	$21,745

(1)

Consists of annual cash retainer fees and fees for attending meetings of the Board of Directors and Board Committees paid to non-employee directors for service as members of the Board of Directors. For further information concerning such fees, see the section above entitled “Director Compensation – Meeting Fees and Expenses.”

(2)

Consists of the annual stock option retainers awarded to non-employee directors for service on the Board of Directors. The amounts represent the dollar amount of compensation expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), with respect to outstanding stock options vested for each director. Assumptions used in the calculation of this amount are included in Note 1 of our consolidated financial statements and related notes appearing elsewhere in this prospectus. For further information concerning the grant of options to non-employee directors, see the section above entitled “Director Compensation – Option Awards.”

(3)

As of December 31, 2007, the following non-employee directors held options to purchase the following number of shares of our common stock: Mr. Kingstone, 76,500 shares (not including warrants to purchase 289,187 shares of common stock owned by the Kingstone Family Ltd. Partnership II, which is controlled by Mr. Kingstone); Mr. Protiva, 33,000 shares; Mr. McCann, 38,000 shares; Mr. Nicolosi, 26,000 shares; Mr. Castor 23,600 shares and Mr. Zeck, 28,000 shares. The options were granted under either our 1994 Plan or our 2003 Plan. For further information concerning the grant of options to non-employee directors under such plans, see the section above entitled “Director Compensation – Option Awards.”

(4)	All other compensation paid to Mr. Kingstone includes $6,950 paid to Mr. Kingstone for consulting services in 2007.

TRANSACTIONS WITH RELATED PERSONS,

PROMOTERS AND CERTAIN CONTROL PERSONS

On November 18, 1999, we filed a lawsuit (case number CI-99-9392) (the “Lawsuit”) in the Circuit Court of the Ninth Judicial Circuit in and for Orange County, Florida against various defendants (the “Wu Defendants”). We are also pursuing litigation against certain parties related to the Wu Defendants (the “Related Litigation”). In June 2003, the Court issued an order of final judgment against all parties in the Lawsuit. Pursuant to the final judgment, we were awarded $38,405,978 and further awarded an additional amount for legal fees and costs of $834,297. As of the date of entry of the final judgment, these amounts began accruing interest at a rate of six percent per year. As of December 31, 2007, the total amount due including estimated accrued interest was approximately $50 million. We believe that the monetary judgment awarded in the Lawsuit, and any amounts that may be awarded in the Related Litigation, will be very difficult and costly to collect, if collectable at all. We may not be successful in collecting any amounts awarded in the Lawsuit or that may be awarded in the Related Litigation. We have reached an agreement with Mr. Kingstone (the “Participation Agreement”), our Chairman of the Board and former President and Chief Executive Officer, regarding funding for collection activities in the Lawsuit or Related Litigation (the “Collection Activities”). Mr. Kingstone has the option of providing personal funds (“Kingstone Funds”), or arranging for funds from third parties (“Third Party Funds”), to pursue Collection Activities. As of December 31, 2007, Mr. Kingstone had provided $350,000 in the form of a Letter of Credit, and arranged for $350,000 of Third Party Funds, to further the Collection Activities. The Kingstone Funds and Third Party Funds were subsequently returned after being used for bonding in connection with Collection Activities. Mr. Kingstone has also notified us that he has available, on a standby basis, up to an additional $3,000,000 of bonding capacity to pursue further Collection Activities. In consideration for providing Kingstone Funds and/or Third Party Funds for Collection Activities, and pursuant to the transition agreement between us and Mr. Kingstone dated September 9, 2005, we have agreed to pay Mr. Kingstone 50% of amounts actually received by us from all Collection Activities less all costs and expenses incurred from time to time by us in connection with the Lawsuit, the Related Litigation and the Collection Activities, which have not been recovered by us. The Participation Agreement will terminate on December 31, 2009. As of June 30, 2008, we have incurred approximately $581,000 in costs and expenses and have recovered approximately $830,000 from Collection Activities. Of the approximately $830,000 recovered, Mr. Kingstone has been paid a total of $263,500 pursuant to the Participation Agreement.

On September 27, 1996, we entered into a lease agreement with Max King Realty, Inc. (“Max King Realty”), an entity controlled by Mr. Kingstone, for approximately 70,000 square feet of warehouse and office space. We began occupying this facility in August 1997. The lease term expired in June 2012. Rental payments for the year ended December 31, 2006 were $566,918. The lease agreement was approved by all of the disinterested directors of Nexxus, with Mr. Kingstone abstaining from the vote. At the time we entered into the lease agreement, based on then current economic conditions, the real estate market, and our prospects, we believed that the transaction was on terms, when taken as a whole, no less favorable to us than could generally be obtained from unaffiliated third parties.

On November 30, 2006, we entered into a new five year operating lease agreement with EastGroup Properties, L.P. We lease approximately 34,000 square feet of office, distribution and light manufacturing space located in Orlando, Florida for our new manufacturing facility. In connection with executing the lease for our new facility, on November 29, 2006, we entered into a lease termination agreement with Max King Realty to terminate the capital lease with Max King Realty for our former facility. Max King Realty was willing to accommodate our desire to terminate our obligations under the lease for our former facility by terminating the lease, repaying the third party indebtedness secured by the premises, and selling the premises to an unrelated third party.

In connection with accommodating our request for early termination of the lease of our former facility, Max King Realty incurred a prepayment penalty to a third party lender for the early repayment of the indebtedness secured by the leased premises in an amount equal to approximately $332,800. We agreed to pay Max King Realty the full amount of the prepayment penalty by delivery of an unsecured promissory note in the principal amount of $332,846, bearing interest at a rate of 7.5% per annum. The promissory note was paid in full in January 2007.

On September 28, 2007, we entered into a five year operating lease agreement with Streitz Properties LLC, a company owned by Paul Streitz, President of Advanced Lighting Systems, LLC, our wholly-owned subsidiary. This operating lease is for Advanced Lighting Systems, LLC’s operations facility located in Sauk Centre, Minnesota and has approximately 17,200 square feet of office, distribution and light manufacturing space. Base rent under the lease is $8,815 per month for the duration of the lease. The lease provides for a security deposit of $4,000.

PRINCIPAL AND SELLING STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the number of shares of our common stock beneficially owned on June 30, 2008, and as adjusted to reflect the consummation of this offering, by:

•	each person who is known by us to beneficially own 5% or more of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers, as a group; and

•	the selling stockholder.

Except as otherwise set forth below, the address of each of the persons listed below is Nexxus Lighting, Inc., 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262. Unless otherwise indicated, the common stock beneficially owned by a holder includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person, and also includes warrants and options to purchase shares of our common stock exercisable within 60 days of June 30, 2008. We have granted the underwriters a 30-day option to purchase up to an additional 540,000 shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

	Shares Beneficially Owned(1) Prior to Offering			Shares Beneficially Owned After Offering
Name of beneficial owner, including the selling stockholder, directors and executive officers	Number	Percent	Shares to be Sold in Offering	Number	Percent
Brett M. Kingstone and the Kingstone Family Ltd Partnership II(2)	931,013	11.0%	300,000	631,013	5.4%
Edgar Protiva(3)	33,498	*	—	33,498	*
Brian McCann(4)	37,000	*	—	37,000	*
Anthony Nicolosi(4)	26,000	*	—	26,000	*
Fritz Zeck(4)	28,000	*	—	28,000	*
Anthony T. Castor(4)	23,600	*	—	23,600	*
Michael Bauer(5)	154,900	1.9%	—	154,900	1.3%
John Oakley(6)	7,666	*	—	7,666	*
Potomac Capital Management LLC(7)	423,328	5.1%	—	423,328	3.7%
Potomac Capital Management Inc.(8)	672,406	8.1%	—	672,406	5.8%
Paul J. Solit(9)	1,098,801	12.9%	—	1,098,801	9.3%
J. Shawn Chalmers Revocable Trust UAD 8/13/96, Orion Capital Investments, LLC and Orion Investment Partners I, LLC(10)	754,976	9.0%	—	754,976	6.5%
Bicknell Family Holding Company, LLC, Bicknell Family Management Company, LLC; Bicknell Family Management Company Trust; Mariner Wealth Advisors LLC and Martin C. Bicknell(11)	784,752	9.4%	—	784,752	6.7%
All executive officers and directors as a group (8 persons)(12)	1,241,677	14.2%	300,000	941,677	7.8%

*	Represents a percentage of beneficial ownership that is less than 1%.
(1)

“Beneficial ownership” is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the usual sense. For example, you “beneficially” own Nexxus common stock not only if you hold it directly, but also if you indirectly (through a relationship, a position as a director or trustee, or a contract or understanding) have or share the power to vote the stock, or to sell it, or if you have the right to acquire it within 60 days. The percent of shares beneficially owned as of June 30, 2008 was calculated based upon 8,085,946 outstanding shares of common stock.

(2)

Mr. Kingstone is our Chairman of the Board and is a member of our Strategic Initiatives Committee. He is our former President and Chief Executive Officer. This amount includes the following shares owned by the Kingstone Family Limited Partnership II, which Mr. Kingstone controls and is the general partner: (i) 569,380 shares of common stock, and (ii) 289,187 shares of common stock that may be acquired upon the exercise of warrants that were exercisable as of (or will become exercisable within 60 days after) June 30, 2008. In addition, this amount includes 72,446 shares of common stock which may be acquired by Mr. Kingstone upon the exercise of options granted pursuant to our stock option plans that were exercisable as of (or that will become exercisable within 60 days after) June 30, 2008.

(3)

This amount includes 1,498 shares of common stock. The balance of 32,000 shares of common stock may be acquired upon the exercise of options granted for serving as a director of Nexxus that were exercisable as of June 30, 2008, or that will become exercisable within 60 days after June 30, 2008.

(4)

All of these shares consist of common stock that may be acquired upon the exercise of options granted for serving as a director of Nexxus that were exercisable as of June 30, 2008, or that will become exercisable within 60 days after June 30, 2008.

(5)

This amount includes 6,900 shares of common stock. The balance of 148,000 shares of common stock may be acquired upon the exercise of options that were exercisable as of June 30, 2008, or that will become exercisable within 60 days after June 30, 2008.

(6)

This amount includes 1,000 shares of common stock. The balance of 6,666 shares consist of common stock that may be acquired upon the exercise of options that were exercisable as of June 30, 2008, or will become exercisable within 60 days after June 30, 2008.

(7)

Includes 250,000 shares of common stock and warrants to purchase 173,328 shares of common stock. Based on a Schedule 13G/A filed by Potomac Capital Management LLC, Potomac Capital Management Inc. and Paul J. Solit with the SEC on April 1, 2008, these shares were acquired by Potomac Capital Partners LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP. Potomac Capital Management LLC is the general partner of Potomac Capital Partners LP. Paul J. Solit is the natural person with voting and investment control over these shares. The address of Potomac Capital Management LLC is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(8)

Includes 405,823 shares of common stock and warrants to purchase 266,583 shares of common stock. Based on a Schedule 13G/A filed by Potomac Capital Management LLC, Potomac Capital Management Inc. and Paul J. Solit with the SEC on April 1, 2008, these shares were acquired by Potomac Capital Partners LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP. Potomac Capital Management Inc. is the investment manager of Potomac Capital International Ltd. Paul J. Solit is the natural person with voting and investment control over these shares. The address of Potomac Capital Management Inc. is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(9)

This amount includes (i) 250,000 shares of common stock and warrants to purchase 173,328 shares of common stock owned by Potomac Capital Management LLC, (ii) 405,823 shares of common stock and warrants to purchase 266,583 shares of common stock owned by Potomac Capital Management Inc. and (iii) 3,067 shares of common stock owned by Paul J. Solit. Based on a Schedule 13G/A filed by Potomac Capital Management LLC, Potomac Capital Management Inc. and Paul J. Solit with the SEC on April 1, 2008, these shares were acquired by Potomac Capital Partners LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP. Paul J. Solit is the natural person with voting and investment control over these shares. The address of Paul J. Solit is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(10)

Includes 443,807 shares of common stock and warrants to purchase 311,169 shares of common stock. J. Shawn Chalmers is the natural person with voting and investment power over these shares. The address of J. Shawn Chalmers Revocable Trust UAD 8/13/96, Orion Capital Investments, LLC and Orion Investment Partners I, LLC is 705 S. 10th Street, Suite 109, Blue Springs, Missouri 64015, c/o Shawn Chalmers.

(11)

Includes 515,694 shares of common stock and 269,058 shares of common stock issuable upon exercise of warrants. Based on a Schedule 13G filed with the SEC on February 14, 2008, amending Schedule 13D filed by O. Gene Bicknell and Martin C. Bicknell on January 17, 2007, as of December 31, 2007, O. Gene Bicknell is no longer the beneficial owner of common stock of the Company and Bicknell Family Holding Company, LLC, Bicknell Family Management Company, LLC, Bicknell Family Management Company Trust, and Mariner Wealth Advisors, LLC are, along with Martin C. Bicknell, acting as a “group” as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with respect to the beneficial ownership of such shares. The address of Martin C. Bicknell is 7400 College Boulevard, Suite 205, Overland Park, Kansas 66210.

(12)

This amount includes shares that may be acquired upon exercise of options and warrants held by directors and executive officers that were exercisable as of June 30, 2008, or that will become exercisable within 60 days after June 30, 2008.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 25,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2008, there were 8,085,946 shares of our common stock and no shares of our preferred stock issued and outstanding.

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, as amended, which is filed as an exhibit to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

The holders of our common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. However, the current policy of our Board of Directors is to retain earnings, if any, for the operation and expansion of our company. Upon liquidation, dissolution or winding-up of our company, the holders of our common stock are entitled to share ratably in all assets of our company which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock. Our certificate of incorporation does not provide for preemptive, subscription, redemption or conversion rights with respect to our common stock.

Preferred Stock

Our Board of Directors has authority to issue the preferred stock in one or more series and to fix, by resolution, conditional, full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, as the Board of Directors may deem advisable. The Board of Directors may also set the qualifications, limitations or restrictions of the preferred stock, if any, including the number of shares in a series (which the Board of Directors may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board of Directors may deem advisable without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both and could have voting and other rights of stockholders. The issuance of preferred stock with voting or conversion rights may adversely affect the voting rights of the holders of common stock. We have no present plans to issue shares of preferred stock.

Options

As of June 30, 2008, we had 727,046 options outstanding pursuant to our stock option plans.

Warrants

As of June 30, 2008, we had the following warrants outstanding to purchase an aggregate of 3,252,332 shares of our common stock:

On June 26, 2008 (the “Closing Date”), we entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”), with a limited number of accredited investors (the “Purchasers”), pursuant to which we issued and sold to the Purchasers an aggregate of $3.5 million in principal amount of secured promissory notes (the “Notes”) and warrants (the “Warrants”) to purchase 218,750 shares of our common stock at an exercise price of $7.33 per share, expiring three years from the date of issuance. The exercise price of the Warrants is subject to adjustment in the event that prior to June 26, 2009, we issue Additional Stock (as defined in the Warrants) for a consideration per share less than the exercise price of the Warrants in effect immediately prior to such issuance, and the Warrants are subject to adjustment in the event of stock splits, stock dividends, and similar transactions. The Warrants contain certain cash-less exercise provisions. Additional warrants (“Additional Warrants”) to purchase .0625 shares of our common stock will be issued for each $1.00 in principal amount of the Notes outstanding, for each six month period the Notes are outstanding after the first six month period. The Additional Warrants shall have the same terms as the Warrants, except that (i) the exercise period shall be for three years commencing on the date of issuance thereof and (ii) the exercise price shall be the lower of (a) the exercise price of the Warrants or (b) the lowest consideration per share at which we issue Additional Stock (as defined in the Warrants) between the Closing Date and the date of issuance of the Additional Warrants.

On December 7, 2006, we closed the private offering to a limited number of accredited investors of approximately 40,360 units at a price of $223.00 per unit. Each unit consisted of 100 shares of our common stock, a warrant to purchase 60 shares of our common stock exercisable at $2.23 per share, expiring five years from the date of issuance (the “Base Warrants”), and a second warrant to purchase 15 shares of our common stock exercisable at $3.00 per share, expiring five years from the date of issuance (the “Additional Warrants”). In connection with the private offering, the placement agent received a Base Warrant to purchase 322,870 shares of our common stock. As of June 30, 2008, only the 2,744,395 Base Warrants remained outstanding.

On December 21, 2005, we issued to Brett M. Kingstone, our Chairman of the Board and former President and Chief Executive Officer, a warrant to purchase 289,187 shares of our common stock at an exercise price of $4.30 per share, expiring on December 20, 2015. The warrant has been assigned to the Kingstone Family Ltd. Partnership II, an entity controlled by Mr. Kingstone.

Contractual Earn-out Obligations

As of June 30, 2008, we had the following contractual earn-out obligations pursuant to which up to 1,975,000 shares of our common stock may be issued:

On April 30, 2008, we acquired all of the outstanding capital stock of Lumificient pursuant to the terms of a stock purchase agreement among us, Lumificient and the shareholders of Lumificient (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, the shareholders of Lumificient are entitled to possible future earn-out payments, based upon achievement of certain performance milestones for the years ending December 31, 2008 and December 31, 2009, of up to an aggregate of 1,725,000 additional shares of our common stock.

On September 28, 2007, we completed the merger of ALS with and into Advanced Lighting Systems, LLC, our wholly-owned subsidiary (“Merger Sub”) pursuant to the terms of an agreement and plan of merger among us, Merger Sub and Paul Streitz, the sole shareholder of ALS (the “Merger Agreement”). Pursuant to the Merger Agreement, Mr. Streitz is entitled to possible future earn-out payments, based upon achievement of certain performance milestones for the years ending December 31, 2007 and December 31, 2008, of up to an aggregate of 250,000 additional shares of our common stock.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Undesignated Preferred Stock. Our certificate of incorporation authorizes the issuance of preferred stock, which can be created and issued by our Board of Directors without prior stockholder approval, with rights senior to those of our common stock. The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors and other business to be brought before stockholder meetings. The notice must contain information specified in our bylaws.

Removal of Directors and Director Vacancies. Our bylaws provide that directors may be removed by stockholders with or without cause, by the affirmative vote of a majority of the votes of the issued and outstanding shares of stock entitled to vote, or by a majority vote of the Board of Directors, and the vacancy in the Board of Directors caused by any such removal may be filled by such stockholders or directors, as the case may be.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Trading Information

Our common stock is quoted on the Nasdaq Capital Market under the symbol “NEXS.”

The transfer agent for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-United States holder that purchases shares pursuant to this offer. As used in this discussion, the term non-United States holder means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•

an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under section 7701(b) of the Code;

•

a corporation or partnership (including any entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia, other than a partnership treated as foreign under United States Treasury regulations;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust (1) if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion does not consider:

•	United States federal gift tax consequences, United States state or local or non-United States tax consequences;

•

specific facts and circumstances that may be relevant to a particular non-United States holder’s tax position, including, if the non-United States holder is a partnership or trust that the United States tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-United States holder;

•

special tax rules that may apply to particular non-United States holders, such as financial institutions, insurance companies, tax-exempt organizations, pension plans, hybrid entities, United States expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-United States holder that holds our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-United States holder holds our common stock as a “capital asset” within the meaning of section 1221 of the Code (generally, property held for investment).

This summary is not intended to be construed as legal advice. Each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

Unless an exception applies, we will withhold a United States federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty, from the gross amount of dividends paid on our common stock to a non-United States holder. In general, the entire dividend we pay is subject to withholding tax. However, special rules apply if we pay a dividend that is greater than our current or accumulated “earnings and profits” as calculated for United States federal income tax purposes. In that case, either:

•	We may elect to withhold only on the portion of the dividend that is out of our earnings and profits. Consequently the remainder of the dividend would not be subject to withholding tax.

•

We may withhold on the entire dividend. In that case, you would be entitled to obtain a refund from the Internal Revenue Service (IRS) for the withholding tax on the portion of the dividend that exceeds our earnings and profits.

Dividends that are effectively connected with a non-United States holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment maintained by the non-United States holder in the United States (ECI), generally will be exempt from the withholding tax described above and instead will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In addition to the regular United States income tax, a holder that is a foreign corporation will be subject to branch profits tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty, on the dividend equivalent amount.

In order to claim the benefit of an income tax treaty or claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-United States holder must provide a properly executed Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, prior to the payment of dividends. These forms must be periodically updated. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals. Non-United States holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and their ability to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, and related certification requirements.

Eligibility for income tax treaty rates are subject to a variety of requirements and restrictions, and you are strongly advised to consult with your tax advisor to determine your eligibility. A non-United States holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

A non-United States holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-United States holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, unless an applicable treaty provides otherwise, and, if the non-United States holder is a foreign corporation, the branch profits tax described above may also apply;

•

the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-United States holder will be subject to a 30% tax on the gain derived from the disposition, which may be offset by United States-source capital losses; or

•

we are or have been a United States real property holding corporation (USRPHC) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-United States holder held our common stock; in this case, the non-United States.

•

holder may be subject to United States federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates. Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. If we are, or were to become, a USRPHC, gain realized upon disposition of our common stock by a non-United States holder that did not directly or indirectly own more than 5% of our common stock during the shorter of the five-year period ending on the date of disposition or the period that the non-United States holder held our common stock generally would not be subject to United States federal income tax, provided that our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code. If we are, or were to become, a USRPHC, and the non-United States holder directly or indirectly owned more than 5% of our common stock during the period specified in the preceding sentence (or our common stock was no longer considered to be “regularly traded on an established securities market”), the non-United States holder generally would be taxed on its net gain derived from the disposition of our common stock at the regular graduated United States federal income tax rates and in such manner as is applicable to United States persons and, if the non-United States holder is a foreign corporation, the additional “branch profits tax” described above may also apply.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder is a resident under the provisions of an applicable income tax treaty or agreement.

In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-United States holder if such non-United States holder has provided the required certification as to its foreign status on IRS Form W-8BEN or W-8ECI and neither we nor our paying agent has actual knowledge or reason to know that the payee is a United States person.

The payment of the proceeds of the disposition of our common stock by a non-United States holder to or through the United States office of any broker generally will be reported to the IRS and reduced by backup withholding unless the non-United States holder either certifies as to its status as a non-United States holder under penalties of perjury (e.g. by providing a properly completed and signed IRS Form W-8BEN or W-8ECI and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or otherwise establishes an exemption. The payment of the proceeds of the disposition of our common stock by a non-United States holder to or through a non-United States office of a non-United States broker generally will not be reduced by backup withholding or reported to the IRS unless the non-United States broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of our common stock by or through a non-United States office of a broker that is a United States person or that has certain enumerated connections with the United States will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-United States holder, signed under penalty of perjury, certifying as to its non-United States status (i.e. a completed and signed IRS Form W-8BEN or W-8ECI) or the broker has documentary evidence in its files that the holder is a non-United States holder.

Non-United States holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder will be credited against the holder’s United States federal income tax liability, if any, and, if the amounts withheld exceed the holder’s actual United States federal income tax liability, a refund may be obtained provided that the required information or appropriate claim for refund is furnished to the IRS in a timely manner.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Canaccord Adams Inc.
Needham & Company, LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 540,000 shares of our common stock from us to cover such sales. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds, before expenses, assuming both no exercise and full exercise of the underwriters’ option to purchase 540,000 additional shares.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$

Underwriting discount paid by us

Proceeds, before expenses, to us

Proceeds, before expenses, to the selling stockholder

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and our executive officers and directors have agreed with the underwriters, subject to certain limited exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Canaccord Adams Inc. This agreement does not apply to any existing employee stock option plans.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $656,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for certain liabilities.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. Our filings are available to the public at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

LEGAL MATTERS

The validity of the securities being offered by this prospectus have been passed upon for us by Lowndes, Drosdick, Doster, Kantor & Reed, P.A., Orlando, Florida.

Goodwin Procter LLP, Boston, Massachusetts, will pass upon certain legal matters in connection with the offering for the underwriters.

EXPERTS

The consolidated financial statements included in this prospectus and in the Registration Statement have been audited by Cross, Fernandez & Riley, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

NEXXUS LIGHTING, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Nexxus Lighting, Inc.

Orlando, Florida

We have audited the accompanying consolidated balance sheets of Nexxus Lighting, Inc. and subsidiary (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nexxus Lighting, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Cross, Fernandez & Riley LLP

Orlando, Florida

March 26, 2008

NEXXUS LIGHTING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$170,266	$531,181
Restricted investments	500,000	500,000
Investments	2,475,000	6,471,400
Trade accounts receivable, less allowance for doubtful accounts of $84,615 and $121,535	1,317,595	1,231,277
Inventories, less reserve of $299,465 and $274,128	3,725,883	3,463,367
Prepaid expenses	384,308	261,852
Other assets	32,021	21,751

Total current assets	8,605,073	12,480,828

Property and Equipment:
Machinery and equipment	2,421,946	2,297,239
Furniture and fixtures	497,143	420,374
Computers and software	870,271	797,077
Leasehold improvements	555,721	213,595
Property held under capital lease	19,112	—

	4,364,193	3,728,285
Accumulated depreciation and amortization	(3,006,671)	(2,699,239)

Net property and equipment	1,357,522	1,029,046

Deposits on equipment	55,899	—
Patents and trademarks, less accumulated amortization of $66,817 and $122,747	296,981	213,131
Goodwill	2,880,440	—
Other assets, net	121,047	127,379

	$13,316,962	$13,850,384

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,107,720	$1,155,162
Related party payable	—	20,700
Accrued compensation and benefits	160,252	111,932
Notes payable	—	1,157,846
Current portion of payable to related party under acquisition agreement	218,250	—
Current portion of deferred rent	53,832	—
Revolving line of credit	1,443,000	—
Deposits	205,711	22,697

Total current liabilities	3,188,765	2,468,337

Payable to related party under acquisition agreement, less current portion	100,000	—
Deferred rent, less current portion	204,516	—
Total liabilities	3,493,281	2,468,337

Stockholders’ Equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.001 par value, 25,000,000 shares authorized, 6,979,103 and 6,097,476 issued and outstanding	6,980	6,098
Class B common stock, $.001 par value, 3,389,134 shares authorized, zero and 483,264 issued and outstanding	—	483
Additional paid-in capital	20,523,602	19,142,231
Accumulated deficit	(10,706,901)	(7,766,765)

Total stockholders’ equity	9,823,681	11,382,047

	$13,316,962	$13,850,384

See accompanying notes to consolidated financial statements.

NEXXUS LIGHTING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2007		2006
Revenue	$10,200,349		$11,001,011
Cost of sales	7,453,549		7,064,461

Gross Profit	2,746,800		3,936,550

Operating expenses:
Selling, general and administrative	5,561,273		6,040,523
Research and development	417,661		538,298
Loss (gain) on disposal of property and equipment	1,125		(593)
Gain on termination of capital lease, net of impairment	—		(506,367)

Total operating expenses	5,980,059		6,071,861

Operating loss	(3,233,259)		(2,135,311)

Non-operating income (expense):
Interest income	295,379		38,488
Interest expense	(38,940)		(356,320)
Other income	36,684		221,622
Net realized loss on investments	—		(3,482)

Total non-operating expense, net	293,123		(99,692)

Net loss	$(2,940,136)		$(2,235,003)

Basic and diluted loss per common share	$(0.44	) $	(0.80)

Basic and diluted weighted average shares outstanding	6,751,947		2,810,187

See accompanying notes to consolidated financial statements.

NEXXUS LIGHTING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2007 and 2006

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount
Balance, January 1, 2006	2,061,299	$2,061	483,264	$483	$10,572,958	$(5,531,762)	$(8,318)	$5,035,422
Exercise of employee stock options	300	1	—	—	629	—	—	630
Stock-based compensation	—	—	—	—	222,283	—	—	222,283
Sales of common stock and warrants, net	4,035,877	4,036	—	—	8,346,361	—	—	8,350,397
Net loss	—	—	—	—	—	(2,235,003)	—	(2,235,003)
Realized gain on available-for-sale securities	—	—	—	—	—	—	8,318	8,318

Comprehensive loss Balance, December 31, 2006	6,097,476	$6,098	483,264	$483	$19,142,231	$(7,766,765)	$—	$11,382,047
Exercise of employee stock options	17,547	18	—	—	48,731	—	—	48,749
Stock-based compensation	—	—	—	—	228,585	—	—	228,585
Expenses associated with the sale of common stock and warrants	—	—	—	—	(124,423)	—	—	(124,423)
Exchange of Class B Stock	604,080	604	(483,264)	(483)	(6,262)	—	—	(6,141)
Stock issuance for business acquisition	260,000	260	—	—	1,234,740	—	—	1,235,000
Net Loss	—	—	—	—	—	(2,940,136)	—	(2,940,136)

Balance, December 31, 2007	6,979,103	$6,980	—	$—	$20,523,602	$(10,706,901)	—	$9,823,681

See accompanying notes to consolidated financial statements.

NEXXUS LIGHTING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006
Cash Flows from Operating Activities:
Net loss	$(2,940,136)	$(2,235,003)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	491,022	521,260
Amortization of intangible assets	(31,783)	50,384
Amortization of deferred rent	(40,374)	—
Loss (gain) on disposal of property and equipment	1,125	(593)
Gain on termination of capital lease, net of impairment	—	(506,367)
Loss on legal settlement	—	825,000
Increase (Decrease) in inventory reserve	25,337	274,128
Realized gain on available-for-sale securities	—	8,318
Bond discount amortization	(18,798)	(4,771)
Stock-based compensation	228,585	222,283
Changes in operating assets and liabilities
Decrease in restricted cash	—	82,943
Decrease in accounts receivable, net	31,145	285,702
(Increase) decrease in inventories	211,240	(458,313)
Increase in prepaid expenses	(122,456)	(26,160)
Increase in other assets	(6,081)	(49,086)
Decrease in accounts payable and related party payable	(168,244)	(514,841)
Increase (decrease) in accrued compensation and benefits	35,460	(149,720)
Increase (decrease) in deposits	143,581	(446)

Total adjustments	779,759	559,721

Net cash used in operating activities	(2,160,377)	(1,675,282)

Cash Flows from Investing Activities:
Purchase of investments	(7,094,422)	(8,000,860)
Proceeds from sale of investments	11,109,620	1,977,358
Purchase of property and equipment	(589,147)	(312,509)
Proceeds from disposal of property and equipment	—	1,278
Acquisition of Advanced Lighting Systems	(1,818,307)	—

Acquisition of patents and trademarks	(11,621)	(57,911)

Net cash provided by (used in) investing activities	1,596,123	(6,392,644)

Cash Flows from Financing Activities:
Proceeds (expenses) from sale of common stock and warrants	(124,423)	8,350,397
Payments on promissory note	(1,157,846)	—
Net borrowings on revolving line of credit	1,443,000	—
Proceeds from exercise of employee stock options	48,749	630
Costs associated with Class B common stock conversion	(6,141)	—

Net cash provided by financing activities	203,339	8,351,027

Net Increase (Decrease) in Cash and Cash Equivalents	(360,915)	283,101
Cash and Cash Equivalents, beginning of period	531,181	248,080

Cash and Cash Equivalents, end of period	$170,266	$531,181

Supplemental Disclosure of Cash Flow Information:
Cash paid during period for Interest	$38,940	$356,320

Non-cash investing and financing activities:
Deferred rent incurred for leasehold improvement credit	$269,160	$—
Capital lease termination	—	2,312,888
Issuance of common stock for acquisition	1,235,000	—
Note payable issued in exchange for lease termination	—	332,846

See accompanying notes to consolidated financial statements.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business – In April 2007, the Company changed its name from Super Vision International, Inc. to Nexxus Lighting, Inc. Nexxus Lighting, Inc. and its wholly owned subsidiary, Advanced Lighting Systems, LLC, designs, manufactures, markets and sells LED and fiber optic lighting products for use in applications in the commercial, architectural, signage, entertainment, swimming pool and OEM markets. During 2007, the Company was organized into divisions, each with a defined market focus. SV Lighting serves the commercial and architectural lighting market and derives its revenue primarily from sales of Savi® brand LED lighting systems and controls and Super Vision® fiber optic brand of products. Advanced Lighting Systems, serves the entertainment, theatrical and commercial lighting market through its LiveLED™, and eLUM™ LED lighting systems and controls and Advanced Lighting Fiber Optics™ brand of products, and the Nexxus Lighting Pool & Spa division serves the pool, spa and water feature lighting market with the broadest range of LED and fiber optic pool and spa lighting products in the industry. Each Nexxus Lighting division markets and distributes its products globally primarily through multiple networks of independent sales representatives and distributors.

Principles of Consolidation – The consolidated financial statements include the accounts of Nexxus Lighting, Inc. and its wholly owed subsidiary, Advanced Lighting Systems, LLC (collectively, the Company). Significant inter-company accounts and transactions have been eliminated.

Revenue recognition – Generally, the Company recognizes revenue for its products upon shipment to customers, provided no significant obligations remain and collection is probable. For sales that include customer acceptance terms, revenue is recorded after customer acceptance. Our products typically carry a two-year warranty that includes replacement of defective parts. The annual expenses associated with such warranties were not material to our operations and we do not record a reserve for future warranty costs.

Cash equivalents – Temporary cash investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers’ financial condition. The Company records an allowance for doubtful accounts based on specifically identified amounts that it believes to be uncollectible. Recovery of bad debt amounts previously written off is recorded as a reduction of bad debt expense in the period the payment is collected. If the Company’s actual collection experience changes, revisions to its allowance may be required. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Investments – Marketable equity securities and debt securities are classified either as available-for-sale or held to maturity. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. The amortized costs of debt securities in this category are adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The costs of securities sold are based on the specific identification method. Interest and dividends on securities classified as available-for-sales are included in investment income. The Company accounts for investments in debt securities as held-to-maturity and records the investments at amortized cost when the Company has the positive intent and ability to hold those securities to maturity.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The lender for our revolving line of credit requires that we maintain a minimum investment balance of $500,000 in accounts held at our lender which is classified as restricted investments.

At December 31, 2007 and 2006, the Company held investments in marketable securities that were classified as held-to-maturity with varying maturity dates up to one year consisting of the following:

	Net Carrying Amount	Unrecognized Holding Gains	Unrecognized Holding Losses	Estimated Fair Value
December 31, 2006 Corporate Bonds	$6,971,400	$	$209	$6,971,191
December 31, 2007 Taxable Fixed Income	$2,975,000	$	$380	$2,974,620

Inventories—Inventories are stated at the lower of cost (average cost), or market. Provision is made for any inventory deemed excessive or obsolete.

Property and equipment—Property and equipment are stated at cost. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets. Amortization expense related to property held under capital lease is included with depreciation in the accompanying statements of operations and accumulated depreciation in the accompanying balance sheets. Maintenance and repairs are charged to expense as incurred. The carrying amount and accumulated depreciation of assets sold or retired are removed from the accounts in the year of disposal and any resulting gain or loss is included in results of operations. The estimated useful lives of property and equipment are as follows:

Estimated useful lives
Machinery and equipment	3-20 years
Furniture and fixtures	5-7 years
Computers and software	3-7 years
Leasehold improvements	5 years

Intangible assets and goodwill—The Company accounts for its intangible assets and goodwill under Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) and Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). There were no impairment charges of intangible assets during the years ended December 31, 2007 and 2006. Patents and trademarks are amortized using the straight-line method over their useful lives of 17 years. Amortization expense on patents and trademarks was $(57,438) and $22,672 during 2007 and 2006, respectively. Other intangible assets consist primarily of costs associated with the acquisition of product safety certifications (UL certifications) and technology licensing costs for certain fiber optic lighting products and systems and LED lighting products and systems and are included in other assets. Other intangible assets are amortized using the straight-line method over their useful lives, which range from 1-17 years and are periodically evaluated for recoverability in accordance with SFAS No. 142. Amortization expense on other intangible assets was $24,148 and $27,712 during 2007 and 2006, respectively.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2007, amortization expense on intangible assets for the next five years and thereafter is as follows, excluding $88,656 invested in patents, trademarks or product certifications which are not being amortized as the patent, trademark or product certification is not complete:

	2008	2009	2010	2011	2012	Thereafter	Totals
Patents	12,661	12,661	12,661	12,661	12,661	93,456	156,761
Trademarks	977	977	977	977	977	5,024	9,909
Product certification	16,498	8,404	4,974	3,866	3,723	4,190	41,655
Total	30,136	22,042	18,612	17,504	17,361	102,670	208,325

Long lived assets—The Company periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” based on expected undiscounted cash flows and will recognize impairment of the carrying value of long-lived assets, if any is indicated, based on the fair value of such assets. No impairment losses have been recognized during the year ended December 31, 2007. There was an impairment of leasehold improvements of approximately $241,300 during the year ended December 31, 2006 which was netted against the gain on termination of capital lease as further discussed in Note 3.

Deposits—Payments received by the Company for products to be provided in the following year are deferred and recognized as revenue in the period the products are shipped.

Shipping and handling costs—The Company accounts for certain shipping and handling costs related to the acquisition of goods from its vendors as cost of sales.

Research and development—Research and development costs to develop new products are charged to expense as incurred.

Advertising—Advertising costs, included in selling, general and administrative expenses, are expensed when the advertising first takes place. The Company promotes its product lines primarily through print media and trade shows, including trade publications, and promotional brochures. Advertising expenses were approximately $234,000 and $263,000 for the years ended December 31, 2007 and 2006, respectively.

Income taxes—Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Company has not recognized a liability as a result of the implementation of Interpretation 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit as of the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of Interpretation 48. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Loss per share—Basic loss per share is computed by dividing net loss by the weighted average Class A and Class B common shares outstanding for the period. Diluted loss per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options and warrants. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered antidilutive and thus are excluded from the calculation. Employee stock options and warrants were not included in the computation of loss per share for 2007 and 2006 because to do so would have been anti-dilutive. At December 31, 2007 and 2006, the Company had 4,220,775 and 4,274,239 potentially dilutive common shares, respectively.

Stock-based compensation – On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. In accordance with the modified prospective transition method, the Company’s financial statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

We estimate the fair value of each option award issued under our stock option plans on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table in accordance with FAS 123(R). The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock. These historical periods may exclude portions of time when unusual transactions occurred. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and post-vesting forfeitures. For shares that vest contingent upon achievement of certain performance criteria, an estimate of the probability of achievement is applied in the estimate of fair value. If the goals are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company separates the grants into homogeneous groups and analyzes the assumptions for each group. The Company then computes the expense for each group utilizing these assumptions.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years Ended December 31,
	2007	2006
Expected volatility	69% - 87%	71% - 87%
Weighted-average volatility	73.65%	86.4%
Risk-free interest rate	3.35% - 5.0%	4.35% - 5.09%

Expected dividend yield	0%	0%
Expected life in years	2.9 –9.1	3.2 –9.1

Under the SFAS No. 123(R), stock-based compensation expenses recognized in the accompanying audited statement of operations for the year ended December 31, 2007 was $228,585 which caused net loss to increase by that amount and basic and diluted loss per share for 2007 to increase by $0.03, respectively.

Business segments – Pursuant to SFAS No. 131, “Disclosure about Segments of a Business Enterprise and Related Information,” the Company is required to report segment information. As the Company only operates in principally one business segment, no additional reporting is required.

Major Suppliers – The Company made purchases from two major suppliers representing approximately 22% and 19% of total net purchases for the year ending December 31, 2007 compared to purchases from three major suppliers representing approximately 29%, 11% and 10% of total net purchases for the year ending December 31, 2006.

Reclassifications – Certain items in the financial statements of the prior period have been reclassified to conform to current period classification.

Recent accounting pronouncements – In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 simplifies and codifies guidance on fair value measurements under generally accepted accounting principles. This standard defines fair value, establishes a framework for measuring fair value and prescribes expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the effect, if any, the adoption of SFAS 157 will have on our financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”, (SFAS No. 159) which upon adoption would allow entities to choose to measure many financial instruments and certain other items at fair value through earnings. The standard allows the fair value measurement to be applied instrument by instrument, is irrevocable for any instruments for which such selection is made, and applies to the entire instrument. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this standard on its financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods and Services Received for Use in Future Research and Development Activities.” EITF 07-03 requires companies to defer nonrefundable advance payments for goods and services and to expense that advance payment as the goods are delivered or services are rendered. If the company does not expect to have the goods delivered or services performed, the advance should be expensed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 07-03 on its financial statements.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2007, the FASB issued Statement 141R, “Business Combinations” (SFAS 141R), which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. This statement replaces FASB Statement No. 141 and applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. The Company believes that adoption of the FAS 141R will have an effect on future acquisitions.

2.	ACQUISITION:

On September 28, 2007, Advanced Lighting Systems, Inc. (“ALS”), which is headquartered in Sauk Centre, MN, was merged with and into the Company’s wholly owned subsidiary, Advanced Lighting Systems, LLC a Delaware limited liability company, pursuant to an agreement dated August 3, 2007. The preliminary purchase price of $3,372,659 (including acquisition costs of $278,454, $6,800 of which were accrued at December 31, 2007) was funded with $1,819,409 of the Company’s available cash and short-term investment balances plus 260,000 shares of common stock valued at $1,235,000 on the date of the acquisition. The value of the stock issued in conjunction with the purchase agreement was based on the average market price of the Company’s common stock over the five-day period before and after the terms of the acquisition were agreed to and announced. Additionally, the Company recorded a liability to related party (seller) for $318,250 which represents $118,250 of stock to be issued for achievement of the 2007 revenue milestones for ALS and a $200,000 indemnity holdback for possible future claims. This strategic acquisition is expected to strengthen the Company’s position in the commercial and entertainment lighting markets.

This acquisition has been accounted for in accordance with SFAS No. 141, “Business Combinations” and, accordingly, the consolidated statements of operations include the results of ALS since the date of acquisition, September 28, 2007. The assets acquired and liabilities assumed are recorded at estimates of fair values as determined by management based on information available. The excess of the purchase price over the fair value of acquired assets and liabilities is allocated to goodwill. Management considers a number of factors, including third-party valuations or appraisals which have not yet been completed, when making these determinations. We will finalize the allocation of purchase price to the fair value of the assets acquired and liabilities assumed when we obtain information sufficient to complete the allocation, but in any case, within one year after acquisition. The preliminary allocation of the purchase price follows:

Cash	$1,101
Accounts receivable	117,463
Inventories	499,093
Other current assets	18,005
Property, plant and equipment	18,215
Goodwill	2,880,440
Other intangible assets	16,298
Other long-term assets	4,000
Accounts payable	(129,664)
Accrued expenses	(12,860)
Deposits	(39,432)
Preliminary purchase price	3,372,659

The purchase price is subject to adjustment for stipulations in the purchase agreement, such as certain additional payments subject to the achievement of revenue and earnings milestones by ALS in 2008 and claims against the indemnity holdback.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s statement of operations includes sales and earnings of ALS incurred after the date on which the acquisition was closed, September 28, 2007. On an unaudited pro forma basis, assuming that the acquisition had occurred on January 1, 2007, the Company’s results for 2007 would have been as follows:

Twelve Months Ended December 31, 2007
Revenue	$12,548,000
Net Loss	$2,999,000
Loss per share	$0.44

These pro forma amounts do not purport to show the exact results that would have actually been obtained if the acquisition had occurred as of the beginning of the period presented or that may be obtained in the future.

3.	INVENTORIES:

Inventories consist of the following:

	December 31,
	2007	2006
Raw materials	$2,531,852	$2,603,353
Work in process	32,434	7,771
Finished goods	1,461,062	1,126,371

	4,025,348	3,737,495
Less reserve for obsolescence	(299,465)	(274,128)

Net inventories	$3,725,883	$3,463,367

4.	TERMINATION OF CAPITAL LEASE OBLIGATION WITH RELATED PARTY:

On November 29, 2006, the Company entered into a lease termination agreement with Max King Realty, Inc. (“Max King Realty”), a company controlled by Brett M. Kingstone, the Company’s chairman of the board, to terminate the capital lease with Max King Realty for the Company’s Orlando, FL facility. The lease had a fifteen-year term extending through June 15, 2012. Max King Realty was willing to accommodate the Company’s desire to terminate its obligations under the lease for its then current facility by terminating the lease, repaying the third party indebtedness secured by the premises and selling the premises to an unrelated third party.

In connection with accommodating the Company’s request for early termination of the lease of its existing facility, Max King Realty incurred a prepayment penalty to a third party lender for the early repayment of the indebtedness secured by the leased premises in an amount equal to approximately $332,800. The Company agreed to pay Max King Realty the full amount of the prepayment penalty by delivery of an unsecured promissory note in the principal amount of $332,846. The promissory note was paid in full in January 2007. The termination of the lease releases the Company and Max King Realty from all duties and obligations to each other under the capital lease.

Upon executing the lease termination agreement, the balance of the capital lease obligation of $2,312,900, less the promissory note payable to Max King Realty of approximately $332,800 and the net book value of the

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related office/warehouse building of approximately $1,232,400 resulted in a gain on termination of capital lease of approximately $747,700. This gain was offset in part by an impairment loss of $241,300 for leasehold improvements made to the facility resulting in a net gain of $506,400 which is reflected in the accompanying statement of operations as gain on termination of capital lease, net of impairment. Deposits paid under the lease agreement previously included in other assets, was returned to the Company in the amount of $50,000 as of December 31, 2006.

5.	OPERATING LEASES:

On November 30, 2006, the Company entered into a five year operating lease agreement with EastGroup Properties, L.P., an unrelated party (“Eastgroup”). Pursuant to the lease, on April 1, 2007, the Company relocated to approximately 34,000 square feet of office, distribution and light manufacturing space at a new location in Orlando, Florida, which the Company uses for its Orlando operations facility. Base rent under the lease started on April 1, 2007 at monthly payments of $19,846 for the first twelve-month period and increases annually by 3.5% thereafter. In addition to base rent, the Company is required to pay its pro rata share of the property’s operating expenses, including property taxes, insurance and non-structural repairs. The lease provides for a security deposit of $28,576. Pursuant to this lease, Eastgroup provided a credit of $269,160 for tenant improvements. This amount has been recorded as deferred rent on the Company’s balance sheet and is being amortized as a reduction of rent expense over the life of the lease.

On November 30, 2006, the Company entered into a four month operating lease with FLIR Systems, Inc., the new owner of the property previously leased from Max King Realty, Inc. The lease was for the use of 40,000 square feet of manufacturing and distribution space at a gross monthly amount of $29,820 through March 31, 2007. A security deposit has been paid in the amount of $28,000 and was returned upon inspection of the property. The Company was not required to lease the premises from the new owner in connection with the capital lease termination agreement with Max King Realty. The sale of the building was a separate transaction between Max King Realty, Inc. and FLIR Systems, Inc.

On February 27, 2007, the Company entered into a five year operating lease agreement with Floyd Smith Office Park, LLC, commencing approximately June 1, 2007 for the Company’s new corporate headquarters in Charlotte, North Carolina. The Company leases approximately 2,100 square feet of office space for a gross rental rate of $3,400 per month including build-out, power and water utilities and the Company’s pro rata share of the property’s operating expenses, property taxes, insurance and non-structural repairs. After the initial twelve-month period, the rent will increase annually by 3.0%. The lease provides for a security deposit of $3,400. On August 24, 2007, the Company leased an additional 3,000 square feet in this facility for an additional gross rental rate of $4,972 per month on the same basis and with the same provisions as the original lease with an additional security deposit of $4,972.

On September 28, 2007, the Company entered into a five year operating lease agreement with Streitz Properties LLC, a company owned by Paul Streitz, President of the Company’s ALS subsidiary. This operating lease commenced approximately September 28, 2007 for ALS’ operations facility in Sauk Centre, MN. Base rent under the lease is $8,815 per month for the duration of the lease.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2007, future payment obligations under the operating leases described above were as follows:

2008	$527,722
2009	540,116
2010	552,936
2011	567,202
2012 and thereafter	249,226

Total future payment obligations	$2,437,202

6.	FINANCIAL INSTRUMENTS AND CREDIT RISKS:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash, cash equivalents, investment and accounts payable. The Company places its cash and cash equivalents with high credit quality institutions. At times such balances may be in excess of the FDIC insurance limit. The Company also places its investments with a major brokerage firm. These funds are uninsured. The Company purchases all of its fiber optic strands from a single Japanese supplier. While the Company believes alternative sources for fiber optic strands are available to enable it to produce endpoint signs and displays, the SIDE-GLOW® and END GLOW® cables require fiber optic material of a higher quality than the Company believes is generally available elsewhere. Accordingly, the loss of this supplier or delays in obtaining shipments could have a material adverse effect on the Company’s operations until such time as an alternative supplier could be found.

All of the Company’s LED lighting products and systems are manufactured by select overseas suppliers in an effort to reduce production costs. While the Company believes alternative sources for the production of these products are available, the Company has selected these particular suppliers based on their ability to consistently produce these products per the Company’s specifications ensuring the best quality product at the most cost effective price.

The Company depends on these suppliers to satisfy performance and quality specifications and to dedicate sufficient production capacity for finished products within scheduled delivery times. Accordingly, the loss of one or more of these suppliers or delays in obtaining shipments could have a material adverse effect on the Company’s operations until such time as an alternative supplier could be found.

7.	INCOME TAXES:

As of December 31, 2007, the Company had approximately $9,868,000 and $6,247,000 in net operating loss carry forwards for federal and state income tax purposes, respectively, which expire between 2011 and 2026. These can be carried forward and applied against future taxable income. However, as a result of stock offerings and stock issued in connection with the acquisition, the use of these NOLs may be limited under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of deferred tax assets (liabilities) are as follows:

	December 31,
	2007	2006
Accounts receivable	$30,000	$46,000
Inventories	108,000	103,000
Accrued expenses	71,000	73,000
Depreciation	(193,000)	(192,000)
Intangible assets	63,000	—
Stock warrants	214,000	137,000
Other	4,000	4,000
Net operating loss carry forwards	3,598,000	2,584,000
	3,895,000	2,755,000
Valuation allowance	(3,895,000)	(2,755,000)

	$—	$—

In accordance with SFAS No. 109, “Accounting for Income Taxes”, valuation allowances are provided against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has evaluated the realizability of the deferred tax assets on its balance sheet and has established a valuation allowance in the amount of $3,895,000 at December 31, 2007, an increase of approximately $1,140,000 over December 31, 2006. The change in the valuation allowance includes the impact of a change in the tax rate applied to the deferred taxes from the beginning of the year rate of 37.63% to an end of the year rate of 36.46%.

The following is a reconciliation of tax computed at the statutory federal rate to the income tax expense in the statements of operations for the years ended December 31, 2007 and 2006:

	2007		2006
	Amount	%	Amount	%
Tax benefit computed at statutory federal rate	$(999,646)	(34.0)	$(759,901)	(34.0)
Deferred state tax expense (benefit)	(70,620)	(2.4)	(73,262)	(3.3)
Change in valuation allowance	1,149,000	38.8	761,000	34.0
Adjustment to net operating loss carryforwards	(94,405)	(3.2)	—	—
Non-deductible expenses	7,400.2		6,728	0.3
Other, net	17,271.3		65,435	3.0
Income tax expense	$—	—	$—	—

8.	CAPITAL STOCK:

Common stock—At December 31, 2007 the Company has reserved Common Stock for issuance in relation to the following:

Employee Stock Options	581,817
Shares Subject to Warrants	3,638,958

Effective March 26, 2007, the Company redeemed all of the outstanding shares of Class B Common Stock in exchange for 604,080 shares of Class A Common Stock, or 1.25 shares of Class A Common Stock for each

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

share of Class B Common Stock exchanged. Each share of Class B Common Stock was entitled to five votes on all matters on which stockholders may vote, including the election of directors. Shares of Class B Common Stock were automatically convertible into an equivalent number of shares of Class A Common Stock upon the sale or transfer of such shares. The transaction was effected pursuant to an Exchange Agreement between the Company and the Kingstone Family Limited Partnership II (“KFLP”); an entity controlled by Brett M. Kingstone, the Company’s chairman of the board, dated March 26, 2007. Pursuant to the Exchange Agreement, KFLP exchanged 483,264 shares of the Company’s Class B Common Stock, constituting all of the issued and outstanding shares of the Company’s Class B Common Stock, for 604,080 shares of the Company’s Class A Common Stock (the “Exchange”). The Exchange eliminated the disparity in voting rights between the Class B Common Stock, which was entitled to five votes per share and the Class A Common Stock, which is entitled to one vote per share. Effective April 11, 2007, each share of Class A Common Stock was automatically reclassified as and converted into one share of Common Stock, $.001 par value per share, of the Company. In addition, effective April 11, 2007 the Company’s authorized number of shares of Common Stock was increased to 25,000,000. Accordingly, all Class A Common Stock information was retroactively adjusted to reflect the conversion of Class A Common Stock to Common Stock and increase in authorized shares. Each share of Common Stock is entitled to one vote per share.

Stock warrants—The Company has 3,638,958 warrants outstanding in connection with the transactions described below.

The Company has granted a 10-year warrant for 289,187 shares of Common Stock at an exercise price of $4.30 per share to Brett Kingstone. Mr. Kingstone is the chairman of the board of the Company and was chief executive officer of the Company until December 31, 2005. The warrant was granted on September 9, 2005 and has been assigned by Mr. Kingstone to the Kingstone Family Ltd Partnership II, an entity controlled by Mr. Kingstone.

On December 7, 2006, the Company closed the private offering to a limited number of accredited investors of approximately 40,360 units at a price of $223 per unit, resulting in gross cash subscriptions of approximately $9 million, and net proceeds to the Company of approximately $8,350,000 (the “Private Placement”). Each unit consisted of 100 shares of common stock, a warrant to purchase 60 shares of common stock exercisable at $2.23 per share, expiring five years from the date of issuance (the “Base Warrants”) and a second warrant to purchase 15 shares of common stock exercisable at $3.00 per share, expiring five years from the date of issuance (the “Additional Warrants”). The securities were sold solely to accredited investors in a private placement offering exempt from registration under the Securities Act of 1933, as amended.

In connection with the Private Placement, the placement agent was paid $630,000 in cash and received a warrant (the “Placement Agent Warrant”) to purchase 322,870 shares of the Company’s Common Stock equal to 8% of the quotient obtained by dividing (a) the aggregate gross proceeds received by the Company from the sale of units in the Private Placement, by (b) the exercise price of the Base Warrants issued to purchasers in the Private Placement. The Placement Agent Warrant has the same terms and conditions as the Base Warrants issued to purchasers in the Private Placement.

In connection with the Private Placement, the Company entered into a Common Stock and Warrant Purchase Agreement with purchasers of the securities that contains customary representations, warranties and covenants. The warrants issued in the Private Placement have a term of five years and contain customary provisions for adjustment to the exercise price in the event of stock splits, combinations and dividends and, in the case of the Base Warrants, include certain cashless-exercise provisions.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total number of shares under the warrants is listed in the table below:

Base Warrants	Additional Warrants	Placement Agent Warrants
2,421,525	605,376	322,870

In connection with the Private Placement, the Company filed a registration statement with the SEC covering the resale of shares of common stock sold in the Private Placement and the shares of common stock underlying the warrants sold in the Private Placement.

9.	STOCK OPTION PLANS:

The Company adopted a stock option plan in 1994 (the “1994 Plan”) that provided for the grant of incentive stock options and nonqualified stock options, and reserved 450,000 shares of the Company’s Common Stock for future issuance under the plan. The option price must have been at least 100% of market value at the date of the grant and the options have a maximum term of 10 years. Options granted typically vest ratably over a three-year period or based on achievement of performance criteria. The Company typically grants selected executives and other key employees share option awards, whose vesting is contingent upon meeting various departmental and company-wide performance goals including meeting sales targets and net profit targets. As of December 31, 2007, options to purchase 68,617 shares of common stock were vested and exercisable under the 1994 Plan. The 1994 Plan terminated in 2004.

On September 18, 2003, the Company adopted a new stock option plan (the “2003 Plan”) that provides for the grant of incentive stock options and nonqualified stock options, and reserved 450,000 additional shares of the Company’s Common Stock for future issuance under the plan. The 2003 Plan was subsequently amended to increase the number of shares reserved for issuance thereunder to 670,000. The option price of incentive stock options must be at least 100% of market value at the date of the grant and incentive stock options have a maximum term of 10 years. Options granted typically vest ratably over a three-year period or based on achievement of performance criteria. The Company typically grants selected executives and other key employees share option awards, whose vesting is contingent upon meeting various departmental and company-wide performance goals including meeting sales targets and net profit targets. As of December 31, 2007, 352,898 shares of common stock were vested and exercisable under the 2003 Plan.

The weighted average fair value of options granted at market during 2007 and 2006 was $2.91 and $2.06 per option, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $11,575 and $366, respectively. The aggregate intrinsic value of the outstanding options at December 31, 2007 was $438,026. At December 31, 2007, there were 581,817 options outstanding under both plans.

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes activity of the stock option plans for the years ended December 31, 2007 and 2006:

	Shares Available for Future Grant	Number of Shares Outstanding Under Option	Weighted Average Exercise Price
Balance, January 1, 2006		654,932	$4.71
Options granted at market	(89,450)	89,450	$2.56
Options exercise		(300)	$2.10
Options forfeited or expired	105,817	(226,217)	$5.41

Balance, December 31, 2006	16,637	517,865	$3.73
Increase in options under the 2003 Plan	220,000
Options granted at market	(251,200)	251,200	$2.91
Options exercise		(17,547)	$2.31
Options forfeited or expired	162,201	(169,701)	$3.13

Balance, December 31, 2007	147,368	581,817	$3.16

Of the 581,817 options outstanding at December 31, 2007, 421,515 are vested and exercisable . At December 31, 2007, the weighted average exercise price of vested options outstanding was $4.04, the weighted average remaining contractual term (in years) was 6.83, and the aggregate intrinsic value was $416,083.

A summary of the non-vested shares as of December 31, 2007 and changes during the year ending December 31, 2007 is presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2007	114,352	$3.59
Granted	251,200	$2.91
Vested	(61,382)	$3.69
Forfeited	(143,868)	$2.98
Non-vested at December 31, 2007	160,302	$4.98

As of December 31, 2007, the total future compensation cost related to non-vested awards will be approximately $59,000, $54,000 and $42,000 for the years ending December 31, 2008, 2009, and 2010 respectively.

The total fair value of shares vested during the year was approximately $226,225.

The Company typically grants selected executives and other key employees share option awards, whose vesting is contingent upon meeting various departmental and company-wide performance goals including meeting sales targets and net profit targets. The grant date weighted average fair value of performance options granted during 2007 and 2006 was $2.70 and $1.84, respectively. As of December 31, 2007, there was no unrecognized compensation cost related to non-vested performance options since the attainment of the performance objectives were not considered probable. A summary of activity of options that vest contingent upon achievement of certain performance criteria under the 2003 Plan as of December 31, 2007 and changes

NEXXUS LIGHTING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

during the year then ended is presented below. These shares were also included in the summary of activity of stock option plans for the year ended December 31, 2007 above.

Performance Based Shares	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	170,000	$3.37
Granted	50,000	$2.20
Cancelled	(70,000)	$4.30

Outstanding at December 31, 2006	150,000	$2.55	9.11	$140,000
Granted	130,000	$5.30
Exercised	—	—
Forfeited or expired	(136,750)	$4.82
Outstanding at December 31, 2007	143,250	$3.97	8.84	$160,950

Exercisable at December 31, 2007	68,250	$2.76	8.60	$145,950

A summary of the non-vested shares that vest, some being contingent upon achievement of certain performance criteria, under the 2003 Plan as of December 31, 2007 and changes during the year then ended is presented below. These shares were also reflected in the summary above.

Performance Based Non-vested Shares	Shares	Weighted- Average Grant- Date Fair Value
Non-vested at January 1, 2007	100,000	$3.59
Granted	130,000	$2.70
Vested	(18,250)	$3.59
Forfeited	(136,750)	$3.04

Non-vested at December 31, 2007	75,000	$3.04

10.	EXPORT SALES:

Sales to foreign markets as a percentage of the Company’s total revenue were as follows:

	2007	% of Sales	2006	% of Sales
Foreign markets:
Americas (excluding USA)	$1,237,745	12%	$1,839,089	17%
Europe, the Middle East and Africa	1,124,156	11%	1,144,085	10%
Asia Pacific	505,498	5%	700,286	6%
Japan	165,980	2%	126,802	1%

11.	BENEFIT PLANS:

The Company has established a profit sharing plan that permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company made matching contributions equal to 50% of the participants’ contributions, to a maximum of 3% of the participants’ salary. Total matching contributions paid by the Company were approximately $46,000 and $40,000 for the years ended December 31, 2007 and 2006, respectively.

12. CONTINGENCIES:

The Company is not currently a party to any pending legal proceedings. In the ordinary course of business the Company may become a party to various legal proceedings generally involving contractual matters, infringement actions, product liability claims and other matters.

13. REVOLVING LINE OF CREDIT:

In February 2006, the Company entered into a $1,200,000 revolving line of credit agreement. In June 2006, the agreement was amended to increase the borrowing capacity under the line of credit to $1,600,000. The maturity date of the loan was subsequently extended to June 2008. The agreement is secured by substantially all of the assets of the Company and includes certain financial covenants and a requirement for a minimum investment balance of $500,000 in accounts held at the lender. As of December 31, 2007, the line of credit had an outstanding balance of $1,443,000 and there was an available balance of $157,000. The line is secured by substantially all of the assets of the Company. Interest is at LIBOR plus 1.85% per annum (7.075% at December 31, 2007) and is payable monthly. For the year ending December 31, 2007 the Company was not in compliance with certain financial covenants as required by the agreement. The lender has waived these covenant violations for 2007.

Nexxus Lighting, Inc.

Condensed Consolidated Balance Sheets

	(Unaudited) June 30, 2008	December 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$2,922,823	$170,266
Restricted investments	—	500,000
Investments	100,371	2,475,000
Trade accounts receivable, less allowance for doubtful accounts of $131,843 and $84,615	2,203,113	1,317,595
Inventories, less reserve of $497,997 and $299,465	4,273,097	3,725,883
Prepaid expenses	415,595	384,308
Other assets	17,432	32,021

Total current assets	9,932,431	8,605,073
Property and equipment	5,019,725	4,364,193
Accumulated depreciation and amortization	(3,214,074)	(3,006,671)

Net property and equipment	1,805,651	1,357,522
Goodwill	7,276,087	2,880,440
Deposits on equipment	29,889	55,899
Patents and trademarks, less accumulated amortization of $74,279 and $66,817	387,131	296,981
Other assets	259,068	121,047

	$19,690,257	$13,316,962

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,331,499	$1,107,720
Accrued compensation and benefits	240,687	160,252
Revolving line of credit	—	1,443,000
Current portion of payable to related party under acquisition agreement	318,250	218,250
Customer deposits	57,609	205,711
Current portion of deferred rent	53,379	53,832
Other current liabilities	161,000	—

Total current liabilities	4,162,424	3,188,765
Deferred rent, less current portion	191,315	204,516
Other notes payable	31,243	—
Payable to related party under acquisition agreement, less current portion	100,000	100,000
Promissory notes, net of debt discount	2,907,236	—

Total liabilities	7,392,218	3,493,281
Stockholders’ Equity:
Common stock, $.001 par value, 25,000,000 shares authorized, 8,085,946 and 6,979,103 issued and outstanding	8,086	6,980
Additional paid-in capital	25,573,380	20,523,602
Accumulated deficit	(13,283,427)	(10,706,901)

Total stockholders’ equity	12,298,039	9,823,681

	$19,690,257	$13,316,962

See accompanying notes to unaudited condensed consolidated financial statements.

Nexxus Lighting, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenue	$3,844,139	$2,567,746	$6,863,373	$4,975,024
Cost of sales	2,618,360	2,182,351	4,842,642	3,594,395

Gross profit	1,225,779	385,395	2,020,731	1,380,629
Operating expenses:
Selling, general and administrative	2,420,209	1,314,561	4,334,905	2,520,434
Research and development	169,662	109,896	294,179	210,618

Total operating expenses	2,589,871	1,424,457	4,629,084	2,731,052

Operating Loss	(1,364,092)	(1,039,062)	(2,608,353)	(1,350,423)
Non-Operating Income (Expense):
Interest income	21,292	64,318	45,611	129,212
Interest expense	(22,670)	(13,336)	(48,840)	(19,353)
Other income	30,595	12,062	35,056	17,002

Total non-operating income, net	29,217	63,044	31,827	126,861

Net Loss	$(1,334,875)	$(976,018)	$(2,576,526)	$(1,223,562)

Net Loss Per Common Share:
Basic and diluted	$(0.17)	$(0.15)	$(0.34)	$(0.18)

Weighted average shares outstanding:
Basic and diluted	7,919,487	6,711,988	7,474,512	6,653,111

See accompanying notes to unaudited condensed consolidated financial statements.

Nexxus Lighting, Inc.

Consolidated Statements of Stockholders’ Equity (Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2007	6,979,103	$6,980	$20,523,602	$(10,706,901)	$—	$9,823,681

Exercise of employee stock options	26,467	26	102,592	—	—	102,618
Stock-based compensation	—	—	158,088	—	—	158,088
Expenses associated with the sale of common stock and warrants	—	—	(5,000)	—	—	(5,000)
Exercise of warrants	605,376	605	1,804,572	—	—	1,805,177
Stock issuance for business acquisition	475,000	475	2,392,338	—	—	2,392,813
Issuance of warrants			597,188		—	597,188
Net Loss	—	—	—	(2,576,526)	—	(2,576,526)

Balance, June 30, 2008	8,085,946	$8,086	$25,573,380	$(13,283,427)	$—	$12,298,039

See accompanying notes to unaudited condensed consolidated financial statements.

Nexxus Lighting, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2008	2007
Cash Flows from Operating Activities:
Net loss	$(2,576,526)	$(1,223,562)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	215,875	288,806
Amortization of intangible assets	15,868	26,079
Amortization of deferred rent	(13,201)	(13,458)
Increase in inventory reserve	189,932	226,635
Bond discount amortization	—	(9,856)
Stock-based compensation	158,088	90,871
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable, net	(396,205)	(151,794)
Inventories	147,632	24,039
Prepaid expenses	(24,287)	(47,312)
Other assets	28,638	(43,569)
Increase (decrease) in:
Accounts payable	1,393,444	593,282
Accrued compensation and benefits	63,306	(6,811)
Customer deposits	(148,102)	(3,470)

Total adjustments	1,630,988	973,442

Net cash used in operating activities	(945,538)	(250,120)

Cash Flows from Investing Activities:
Purchase of property and equipment	(386,770)	(386,699)
Purchase of investments	—	(4,294,422)
Business acquisition costs	(118,082)	—
Acquisition of Lumificient Corporation, net of cash acquired	(2,400,364)	—
Proceeds from sale of investments	2,874,630	6,610,426
Acquisition of patents and trademarks	(59,855)	(69,881)

Net cash (used in) provided by investing activities	(90,441)	1,859,424

Cash Flows from Financing Activities:
Net (payments) borrowings on revolving line of credit	(1,443,000)	1,246,558
Proceeds from promissory notes	3,500,000	—
Payments on notes payable	(6,401)	(734,510)
Deferred financing costs	(169,926)	—
Cost of private placement	—	(125,181)
Costs associated with Class B common stock conversion	—	(6,141)
Proceeds from exercise of warrants and employee stock options	1,907,863	27,215

Net cash provided by (used in) financing activities	3,788,536	(407,941)

Net Increase in Cash and Cash Equivalents	2,752,557	2,017,245
Cash and Cash Equivalents, beginning of period	170,266	531,181

Cash and Cash Equivalents, end of period	$2,922,823	$2,548,426

Supplemental Cash Flow Information:
Cash paid for interest	$46,182	$269,160
Non cash Financing Activities:
Fair value of warrants recorded as a debt discount	$597,188	—

See accompanying notes to unaudited condensed consolidated financial statements.

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The accompanying condensed consolidated financial statements of Nexxus Lighting, Inc. and subsidiaries (the “Company”) are unaudited, but in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the Company’s financial position, results of operations, and cash flows as of and for the dates and periods presented. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information.

These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and footnotes included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 filed with the Securities and Exchange Commission (“SEC”). The results of operations for the six month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008 or for any future period.

1.	Summary of Significant Accounting Policies

Revenue recognition – Generally, the Company recognizes revenue for its products upon shipment to customers, provided no significant obligations remain and collection is probable. For sales that include customer acceptance terms, revenue are recorded after customer acceptance. Our products typically carry a two-year warranty that includes replacement of defective parts. The annual expenses associated with such warranties are not material to our operations and we do not record a reserve for future warranty costs.

Financial instruments – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The Company utilizes the market approach, defined as Level 1 in the fair value hierarchy, to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Assets, all with maturity dates of less than one year, measured at fair value on a recurring basis are summarized below:

June 30, 2008
Money Market Funds	$2,537,973
Taxable Fixed Income Securities	100,371

Total	$2,638,344

Stock-based compensation – Effective on January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and restricted stock based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, compensation costs are recognized beginning with the effective date based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. All periods included in the financial statements herein reflect the impact of the adoption of SFAS No. 123(R).

We estimate the fair value of each option award issued under our stock option plans on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table in accordance with SFAS 123(R). The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock. These historical periods may exclude portions of time when unusual transactions occurred. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and post-vesting forfeitures. For shares that vest contingent upon achievement of certain performance criteria, it is assumed the goal will be achieved or an estimate of the probability of achievement is applied in the estimate of fair value. If the goals are not expected to be met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company separates the grants into homogeneous groups and analyzes the assumptions for each group. The Company then computes the expense for each group utilizing these assumptions.

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

	Six Months Ended June 30,
	2008	2007
Expected volatility	66.1% - 84.5%	71% - 88%
Weighted-average volatility	81.1%	85.9%
Risk-free interest rate	1.5% - 3.3%	4.5 - 4.9%
Expected dividend yield	0%	0%
Expected life in years	2.9 - 8.9	2.9 - 9.1

Under SFAS No. 123(R), stock-based compensation expenses recognized in the accompanying unaudited statement of operations for the three months ended June 30, 2008 and 2007 were $124,611 and $37,692, respectively, which caused net loss to increase by that amount and basic and diluted loss per share for the three months ended June 30, 2008 and 2007 to increase by $.02 and $.01, respectively. Stock-based compensation expense recognized for the six months ended June 30, 2008 and 2007 were $158,088 and $90,871, respectively, which caused net loss to increase by that amount and basic and diluted loss per share for the six months ended June 30, 2008 and 2007 to increase by $.02 and $.01, respectively.

Income taxes – The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Company has not recognized a liability as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit as of the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of FIN 48. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local, or non-U.S. income tax examinations by tax authorities for years before 2003.

Recent accounting pronouncements - Recent accounting pronouncements – In December 2007, the FASB issued Statement 141R, “Business Combinations” (SFAS 141R), which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. This statement replaces FASB Statement No. 141 and applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. The Company believes that adoption of FAS 141R will have an effect on our operating results with respect to future acquisitions, if any.

In February 2008, the FASB issued FASB Staff Position 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP 157-1”). FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. In addition, on February 12, 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, which amends SFAS 157 by delaying its effective date by one year for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This pronouncement was effective upon issuance. We have deferred the adoption of SFAS 157 with respect to all non-financial assets and liabilities in accordance with the provisions of this pronouncement. On January 1, 2009, SFAS 157 will be applied to all other fair value measurements for which the application was deferred under FSP FAS 157-2. We

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

are currently assessing the impact SFAS 157 will have in relation to non-financial assets and liabilities on our consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). This FSP also adds certain disclosures to those already prescribed in SFAS No. 142. FSP No. FAS 142-3 becomes effective for fiscal years, and interim periods within those fiscal years, beginning in the Company’s fiscal year 2010. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. We are currently assessing the impact FSP No. FAS 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States. SFAS No. 162 will be effective 60 days after the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB’s”) amendments to AU Section 411. We do not expect the adoption of SFAS No. 162 to have an impact on our consolidated financial statements.

2.	Inventories:

Inventories consist of the following:

	(Unaudited) June 30, 2008	December 31, 2007
Raw materials	$3,072,831	$2,531,852
Work in process	39,504	32,434
Finished goods	1,658,759	1,461,062

	4,771,094	4,025,348
Less: Reserve for obsolescence	(497,997)	(299,465)

Net inventories	$4,273,097	$3,725,883

3.	Acquisition:

On April 30, 2008, we acquired all of the outstanding capital stock of Lumificient Corporation, a Minnesota corporation (“Lumificient”). This strategic acquisition is expected to strengthen our position in the signage lighting market and enhance our research and development capabilities. The preliminary purchase price of $5,040,172 (including acquisition costs of $241,537, all of which are reflected as accrued liabilities) was funded with $2,447,349 of our available cash and short-term investment balances plus 475,000 shares of our common stock valued at $2,392,813 on the date of the acquisition. The value of the stock issued in conjunction with the purchase agreement was based on the average market price of the Company’s common stock over the five-day period before and after the terms of the acquisition were agreed to and announced. Additionally, we recorded a liability to related party (seller) for a $200,000 indemnity holdback for possible future claims.

The purchase price is subject to change pursuant to stipulations in the purchase agreement, such as the working capital adjustment which has yet to be finalized. Note these amounts do not include any shares which may be issued to the sellers of Lumificient through future earnouts as contemplated by the purchase agreement.

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

This acquisition has been accounted for in accordance with SFAS No. 141, “Business Combinations” and, accordingly, the consolidated statements of operations include the results of Lumificient since the date of acquisition, April 30, 2008. The assets acquired and liabilities assumed are recorded at estimates of fair value as determined by management based on information available. The excess of the purchase price over the fair value of acquired assets and liabilities is allocated to goodwill. Management considers a number of factors, including third-party valuations or appraisals which have not yet been completed, when making these determinations. We will finalize the allocation of purchase price to the fair value of the assets acquired and liabilities assumed when we obtain information sufficient to complete the allocation, but in any case, within one year after acquisition. The preliminary allocation of the purchase price follows:

Cash	$46,985
Accounts receivable	479,698
Inventories	884,765
Prepaid assets	7,435
Property, plant and equipment	251,224
Goodwill	4,382,959
Patents	37,543
Accounts payable	(785,419)
Accrued expenses	(130,946)
Assumed debt	(134,072)

Total Purchase Price	$5,040,172

The purchase price is subject to adjustment for stipulations in the purchase agreement, such as certain additional payments of common stock subject to the achievement of certain revenue and earnings milestones by Lumificient in 2008 and 2009 and claims against the indemnity holdback.

Our statement of operations includes sales and earnings of Lumificient incurred after the date on which the acquisition was closed, April 30, 2008. On an unaudited pro forma basis, assuming that the acquisition had occurred on January 1, 2008, the Company’s results for the periods presented would have been as follows:

	Three Months ended June 30, 2008	Six Months ended June 30, 2008
Revenue	$4,221,208	$8,078,017
Net Loss	$1,349,260	$2,663,205
Loss per share	$0.17	$0.36

These pro forma amounts do not purport to show the exact results that would have actually been obtained if the acquisition had occurred as of the beginning of the period presented or that may be obtained in the future.

4.	Stock-Based Compensation:

The Company adopted a stock option plan in 1994 (the “1994 Plan”) that provided for the grant of incentive stock options and nonqualified stock options, and reserved 450,000 shares of the Company’s common stock for future issuance under the plan. The option price must have been at least 100% of market value at the date of the grant and the options have a maximum term of 10 years. Options granted typically vest ratably over a three-year period or based on achievement of performance criteria. The Company typically grants selected executives and other key employees share option awards, whose vesting is contingent upon meeting various

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

departmental and company-wide performance goals including sales targets and net profit targets. As of June 30, 2008, options to purchase 57,150 shares of common stock were vested and exercisable under the 1994 Plan. The 1994 Plan terminated in 2004.

On September 18, 2003, the Company adopted a new stock option plan (the “2003 Plan”) that provides for the grant of incentive stock options and nonqualified stock options, and reserved 450,000 additional shares of the Company’s common stock for future issuance under the plan. The 2003 Plan was subsequently amended to increase the number of shares reserved for issuance thereunder to 670,000. During the second quarter of 2008, the 2003 Plan was amended to increase the number of shares reserved for issuance to 810,000, subject to shareholder approval which is expected to be included in a proposal at the next annual meeting. The option price of incentive stock options must be at least 100% of market value at the date of the grant and incentive stock options have a maximum term of 10 years. Options granted typically vest ratably over a three-year period or based on achievement of performance criteria. The Company typically grants selected executives and other key employees share option awards, whose vesting is contingent upon meeting various departmental and company-wide performance goals including sales targets and net profit targets. As of June 30, 2008, 354,815 shares of common stock were vested and exercisable under the 2003 Plan.

The following table summarizes activity in the stock option plans for the six months ended June 30, 2008:

	Shares Available for Future Grant	Number of Shares Outstanding Under Option	Weighted Average Exercise Price
Balance, January 1, 2007	16,367	517,865	$3.73
Increase in options under the 2003 Plan	220,000	—	—
Options granted at market	(251,200)	251,200	$2.91
Options exercised	—	(17,547)	$2.31
Options forfeited or expired	162,201	(169,701)	$3.13

Balance, December 31, 2007	147,368	581,817	$3.16

Increase in options under the 2003 Plan	140,000	—	—
Options granted at market	(189,500)	189,500	$6.75
Options exercised	—	(26,467)	$4.13
Options forfeited or expired	14,650	(17,850)	$4.83

Balance, June 30, 2008	112,518	727,000	$4.94

The weighted average fair value of options granted at market during the six months ended June 30, 2008 and 2007 was $5.01 and $3.86 per option, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2008 and 2007 was $87,389 and $59,190 respectively. The aggregate intrinsic value of the outstanding options at June 30, 2008 and 2007 was $1,385,240 and $1,740,918, respectively.

5.	Promissory Notes

On June 26, 2008, we entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”), with a limited number of our equity holders, all of which are accredited investors. Pursuant to the Purchase Agreement, the Company sold an aggregate of $3,500,000 in principal amount of secured promissory notes (the “Notes”) and 218,750 warrants (the “Warrants”) to purchase shares of the Company’s common stock. The Notes are due in December 2009 and have an effective simple interest rate of 7.0% which is payable 180 days after the closing date and every 180 days thereafter. The Notes are secured by substantially all the assets of the

NEXXUS LIGHTING, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Company and include certain financial covenants. Per the Purchase Agreement, these covenants are not measured until after December 31, 2008.

The Warrants have an exercise price of $7.33 per share and expire three years after the date of issuance. Additional warrants to purchase .0625 shares of the Company’s common stock will be issued for each $1.00 in principal amount of the Notes outstanding, for each six month period the Notes are outstanding after the first six month period.

The proceeds from the Notes have been discounted for the relative fair value of the Warrants of $597,188, which was recorded as additional paid-in capital. This discount will be amortized over the life of the Notes using the effective interest method. A summary of the carrying value at June 30, 2008 of the Notes is set forth below:

Face value – Promissory Notes	$3,500,000
Less: Unamortized discount related to fair value of the Warrants	592,764

Carrying Value of Promissory Notes	$2,907,236

The fair value of the Warrants was calculated using the Black-Scholes model with the following assumptions: Expected life in years: 3; Estimated volatility: 66.2%; Risk-free interest rate: 2.1%; Dividend yield of 0%.

A portion of the proceeds of the Notes was used to pay off the Company’s revolving line of credit subsequent to which the lender released all restricted investments previously required by that agreement.

6.	Earnings (Loss) per Share:

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding. Diluted earnings per share are calculated using the weighted average number of common shares outstanding giving effect to outstanding dilutive stock options and stock warrants using the treasury stock method.

Employee stock options and certain outstanding warrants are not included in the computation of loss per share for the six months ended June 30, 2008 and 2007 because the related shares are contingently issuable or to do so would have been anti-dilutive. For the six months ended June 30, 2008 and 2007 the Company had 3,970,099 and 4,146,708 potentially dilutive common shares, respectively, which were not included in the calculation of diluted loss per share.

7.	Contingencies:

In the ordinary course of business the Company may become a party to various legal proceedings generally involving contractual matters, infringement actions, product liability claims and other matters. The Company is not currently a party to any pending legal proceedings.

ELEMENTS BUILDING AND 7STONES SPA
CORVALLIS, OREGON USA

KENNEDY SPACE CENTER VISITOR COMPLEX
CAPE CANAVERAL, FLORIDA USA

PALACIO MUNICIPAL
DURANGO, MEXICO

BALKIRIA RESTAURANT
MEXICO CITY, MEXICO

STRATOSPHERE HOTEL AND CASINO
LAS VEGAS, NEVADA USA

RESIDENTIAL POOL
SINGAPORE

Nexxus Lighting connects customers with advanced lighting technology including commercial grade LED and fiber optic lighting systems and controls for exterior flood lighting, accent lighting, linear lighting, underwater lighting, landscape lighting and sign lighting. Our focus is on the expanding market for LED lighting systems, fiber optic lighting and other emerging “white light” technologies.

Life’s Brighter!

3,600,000 shares

Common Stock

PROSPECTUS

Canaccord Adams	Needham & Company, LLC

                    , 2008

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below is an estimate of all expenses (other than underwriting discounts and commissions) to be paid in connection with this offering, all of which will be paid by us (on behalf of us and the selling stockholder).

Securities and Exchange Commission filing fee	$1,503
FINRA fee	4,325
Legal fees and expenses	400,000
Accounting fees and expenses	100,000
Printing and engraving expenses	100,000
Miscellaneous fees and expenses	50,000

Total	$655,828

Item 14.	Indemnification of Directors and Officers.

We are incorporated in the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses actually and reasonably incurred in connection with any such action, suit or proceeding.

Our Certificate of Incorporation and Bylaws provide for indemnification of directors and officers and certain other persons to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware (relating to liability for unauthorized purchases or redemptions of, or dividends on, capital stock); or (iv) for any transaction from which the director derived an improper personal benefit. The Ninth Paragraph of our Certificate of Incorporation contains such a provision and further provides that if Section 102(b)(7) of the General Corporation Law of the State of Delaware is amended or supplemented thereafter, then the liability of a director of ours shall be eliminated to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as so amended.

We maintain insurance coverage for our directors and officers under a directors and officer’s liability insurance policy as well as coverage to reimburse us for potential costs of our indemnification of directors and officers.

We have adopted the provisions described above in our Certificate of Incorporation and our Bylaws. We have also entered into indemnification agreements with each of the members of our board of directors. Under the terms of the indemnification agreements, each director is entitled to the right of indemnification if, by reason of his corporate status, he is, or is threatened to be made, a party to or participant in any threatened, pending or completed proceedings. We will indemnify each director against expenses, judgments, penalties, etc. actually and reasonably incurred by him or on his behalf in connection with such proceeding or any claim, issue or matter therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. We will indemnify each director for all expenses actually and reasonably incurred if he is successful on the merits. The indemnification agreements also provide for advancement of reasonable expenses, subject to proper notice being submitted to us.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers or controlling persons under the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Nexxus in the successful defense of any suit or proceeding) is asserted by a director, officer or controlling person of ours in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us during the past three years.

On April 11, 2007, each share of our Class A common stock was automatically reclassified as and converted into one share of our common stock, $.001 par value per share. Accordingly, all of the following information has been adjusted to reflect the reclassification of our Class A common stock to common stock.

On June 26, 2008, we entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) with a limited number of accredited investors. Pursuant to the Purchase Agreement, we issued and sold to such investors an aggregate of $3.5 million in principal amount of secured promissory notes (the “Notes”) and warrants (the “Warrants”) to purchase 218,750 shares of our common stock at an exercise price of $7.33 per share, expiring three years from the date of issuance. The sale of the Notes and Warrants resulted in gross proceeds to us of approximately $3.5 million. Each investor received Warrants equal to .0625 shares for each $1.00 in principal amount of the Notes payable to such investor. Additional warrants to purchase .0625 shares of our common stock will be issued for each $1.00 in principal amount of the Notes outstanding, for each six month period the Notes are outstanding after the first six month period. Pursuant to a security agreement, a stock pledge and security agreement and a limited liability company equity interest pledge and security agreement entered into in connection with the Purchase Agreement, the Notes are secured by a security interest in substantially all of our assets. We paid the placement agent for the private placement a fee equal to 3% of the gross proceeds received by us from the sale of the Notes. Neither the Notes, the Warrants, nor the shares of common stock underlying the Warrants have been registered for sale under the Securities Act, and may not be offered or sold in the United States absent registration under the Securities Act, or an applicable exemption from the registration requirements. The issuance and sale of the Notes and Warrants was made in reliance upon the exemption provided in Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Each purchaser of the Notes and Warrants represented to us that such purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

On April 30, 2008, we acquired all of the outstanding capital stock of Lumificient Corporation, a Minnesota corporation (“Lumificient”), pursuant to the terms of a stock purchase agreement, dated as of

April 30, 2008, among us, Lumificient and the shareholders of Lumificient (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, the shareholders of Lumificient received cash consideration of $1.1 million (of which $200,000 is subject to an indemnity holdback) and 475,000 shares of our common stock at closing, and are entitled to possible future earn-out payments, based upon achievement of certain performance milestones for the years ending December 31, 2008 and December 31, 2009, of up to an aggregate of 1,725,000 additional shares of our common stock. The shares of our common stock issued in the acquisition and which may be issued pursuant to the earn-out provisions of the Stock Purchase Agreement were, or in the case of the future earn-out shares, if any, will be, issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act. Each of the Lumificient shareholders represented to us that such shareholder is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

On September 28, 2007, we completed the merger of Advanced Lighting Systems, Inc., a Minnesota corporation (“ALS”) with and into Advanced Lighting Systems, LLC, a Delaware limited liability company and our wholly-owned subsidiary (“Merger Sub”) pursuant to the terms of an agreement and plan of merger, dated as of August 3, 2007, among us, Merger Sub and Paul Streitz, the sole shareholder of ALS (the “Merger Agreement”). Pursuant to the Merger Agreement, ALS was merged with and into Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”). Under the terms of the Merger Agreement, the sole shareholder of ALS received cash consideration of approximately $1.1 million (of which $200,000 is subject to an indemnity holdback) and 260,000 shares of our common stock at closing, and is entitled to possible future earn-out payments, based upon achievement of certain performance milestones for the years ending December 31, 2007 and December 31, 2008, of up to an aggregate of 425,000 additional shares of our common stock. The shares of our common stock issued in the Merger and which may be issued pursuant to the earn-out provisions of the Merger Agreement were, or in the case of the future earn-out shares, if any, will be, issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act. Mr. Streitz represented to us that he is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

On March 26, 2007, we entered into an Exchange Agreement (the “Exchange Agreement”) with the Kingstone Family Limited Partnership II (“KFLP”), an entity controlled by Brett M. Kingstone, our Chairman of the Board and former President and Chief Executive Officer. Pursuant to the Exchange Agreement, KFLP exchanged 483,264 shares of our Class B common stock, $.001 par value per share, constituting all of the issued and outstanding shares of our Class B common stock, for 604,080 shares of our common stock, $.001 par value per share (the “Exchange”). The Exchange eliminated the disparity in voting rights between the Class B common stock, which is entitled to five votes per share and the common stock, which is entitled to one vote per share. The Exchange was effected in a private transaction exempt from the registration requirements of the Securities Act, under Section 4(2) of the Securities Act. KFLP represented to us that it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

On December 7, 2006, we closed the private offering to a limited number of accredited investors of approximately 40,360 units at a price of $223.00 per unit, resulting in gross cash subscriptions of approximately $9 million, and net proceeds to us of approximately $8.35 million. Each unit consisted of 100 shares of common stock, a warrant to purchase 60 shares of common stock exercisable at $2.23 per share, expiring five years from the date of issuance (the “Base Warrants”), and a second warrant to purchase 15 shares of common stock exercisable at $3.00 per share, expiring five years from the date of issuance. In connection with the private placement, the placement agent received $630,000 in cash and a warrant (the “Placement Agent Warrant”) to purchase 322,870 shares of common stock. Neither our shares of common stock nor the shares of common stock underlying the warrants were registered under the Securities Act. We offered and sold the units in reliance on the statutory exemption from registration in Section 4(2) of the Securities Act, as amended, and on Rule 506 under the Securities Act. Each purchaser of the units represented to us that it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

On December 21, 2005, we issued to Brett M. Kingstone a warrant to purchase 289,187 shares of our common stock at an exercise price of $4.30 per share, expiring on December 20, 2015. The warrant has been assigned to the Kingstone Family Ltd. Partnership II, an entity controlled by Mr. Kingstone.

The transactions described above did not involve any public offering, were made without general solicitation or advertising and each purchaser was an accredited investor with access to all relevant information necessary to evaluate the investment.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation(1)

3.2	Amendment to Certificate of Incorporation(1)

3.3	Amendment to Certificate of Incorporation(3)

3.4	Amendment to Certificate of Incorporation(2)

3.5	Bylaws(1)

4.1	Form of Common Stock Certificate(4)

4.2	Form of Common Stock Purchase Warrant issued to certain accredited investors and the placement agent to purchase shares of Nexxus Lighting, Inc. common stock at an exercise price of $2.23 per share(10)

4.3	Form of Common Stock Purchase Warrant issued to certain accredited investors to purchase shares of Nexxus Lighting, Inc. common stock at an exercise price of $3.00 per share(10)

4.4	Form of Common Stock Purchase Warrant issued to certain accredited investors to purchase shares of Nexxus Lighting, Inc. common stock at an exercise price of $7.33 per share(5)

5.1	Opinion of Lowndes Drosdick Doster Kantor & Reed, P.A.*

10.1†	Form of Indemnification Agreement(1)

10.2†	1994 Stock Option Plan, as amended and restated(2)

10.3†	2003 Stock Incentive Plan(7)

10.4†	Form of Warrant Agreement between Nexxus Lighting, Inc. and the Kingstone Family Limited Partnership II(8)

10.5†	Employment Agreement between Nexxus Lighting, Inc. and Michael A. Bauer dated February 11, 2008(15)

10.6†	Offer Letter between Nexxus Lighting, Inc. and John Oakley dated June 4, 2007(17)

10.7†	Employment and Non-Competition Agreement between Advanced Lighting Systems, LLC and Paul Streitz dated September 28, 2007(18)

10.8†	Employment and Non-Competition Agreement between Lumificient Corporation and Carey Burkett dated May 1, 2008(19)

10.9†	Employment and Non-Competition Agreement between Nexxus Lighting, Inc. and Zdenko Grajcar dated May 1, 2008(19)

10.10†	Transition Agreement between Nexxus Lighting, Inc. and Brett M. Kingstone dated September 9, 2005(9)

Exhibit Number	Description

10.11†	Contingent Proceeds Participation Agreement between Nexxus Lighting, Inc. and Brett M. Kingstone dated September 19, 2003(6)

10.12	Lease for Southridge Commerce Park facility(11)

10.13	Lease for Floyd Smith Office Park facility(4)

10.14	Lease for Sauk Centre, Minnesota facility

10.15	Form of Note and Warrant Purchase Agreement between Nexxus Lighting, Inc. and each purchaser in the private placement dated as of June 26, 2008(5)

10.16	Security Agreement between Nexxus Lighting, Inc. and Jay Weil dated June 26, 2008(5)

10.17	Stock Pledge and Security Agreement between Nexxus Lighting, Inc. and Jay Weil dated June 26, 2008(5)

10.18	Limited Liability Company Equity Interest Pledge and Security Agreement between Nexxus Lighting, Inc. and Jay Weil dated June 26, 2008(5)

10.19	Form of Secured Promissory Note by Nexxus Lighting, Inc. in favor of each purchaser in the private placement dated June 26, 2008(5)

10.20	Stock Purchase Agreement among Nexxus Lighting, Inc., Lumificient Corporation and the shareholders of Lumificient Corporation dated as of April 30, 2008,(19) as amended by that certain Letter Agreement dated June 26, 2008(5)

10.21	Agreement and Plan of Merger among Nexxus Lighting, Inc., Advanced Lighting Systems, LLC, Advanced Lighting Systems, Inc. and Paul Streitz dated August 3, 2007(20)

10.22	Form of Common Stock and Warrant Purchase Agreement between Nexxus Lighting, Inc. and each purchaser in the private placement dated as of December 7, 2006(10)

10.23	Form of Registration Rights Agreement between Nexxus Lighting, Inc. and each purchaser in the private placement, dated as of December 7, 2006(10)

10.24	Registration Rights Agreement between Nexxus Lighting, Inc. and Cooper Lighting, Inc., dated as of November 23, 1998, included as Exhibit C to the Stock Purchase Agreement between Nexxus Lighting, Inc. and Cooper Lighting, Inc. dated as of November 23, 1998(12)

10.25	Escrow Agreement between Nexxus Lighting, Inc. and RBC Centura Bank dated as of November 30, 2006(13)

10.26	Exchange Agreement between Nexxus Lighting, Inc. and Brett M. Kingstone dated March 26, 2007(14)

10.27#	Settlement and License Agreement between Nexxus Lighting, Inc. and Color Kinetics Incorporated dated December 4, 2006(16)

10.28	Lease Termination Agreement between Nexxus Lighting, Inc. and Max King Realty, Inc. dated November 29, 2006(21)

21.1	Subsidiaries of Nexxus Lighting, Inc.

23.1	Consent of Cross, Fernandez & Riley LLP, Independent Registered Public Accounting Firm

23.2	Consent of Lowndes Drosdick Doster Kantor & Reed, P.A. (included in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page of this registration statement)

*	To be filed by amendment
#	Confidential treatment has been granted for portions of this agreement
†	Management contract or compensatory plan or agreement

(1)	Incorporated by Reference to our Registration Statement on Form SB-2 (File No. 33-74742)
(2)	Incorporated by Reference to our Definitive Proxy Statement filed April 29, 1997
(3)	Incorporated by Reference to our Definitive Proxy Statement filed April 22, 1998
(4)	Incorporated by Reference to our Annual Report on Form 10-KSB filed March 28, 2008
(5)	Incorporated by Reference to our Current Report on Form 8-K filed on July 2, 2008
(6)	Incorporated by Reference to our Quarterly Report on Form 10-QSB filed November 3, 2003
(7)	Incorporated by Reference to our Definitive Proxy Statement filed April 16, 2004
(8)	Incorporated by Reference to our Definitive Proxy Statement filed November 3, 2005
(9)	Incorporated by Reference to our Current Report on Form 8-K filed September 14, 2005
(10)	Incorporated by Reference to our Current Report on Form 8-K filed on December 8, 2006
(11)	Incorporated by Reference to our Current Report on Form 8-K filed on December 5, 2006
(12)	Incorporated by Reference to our Quarterly Report on Form 10-QSB/A filed December 1, 1998
(13)	Incorporated by Reference to our Registration Statement on Form S-3/A (File No. 333-140286)
(14)	Incorporated by Reference to our Current Report on Form 8-K filed on March 29, 2007
(15)	Incorporated by Reference to our Current Report on Form 8-K filed February 14, 2008
(16)	Incorporated by Reference to our Annual Report on Form 10-KSB filed April 3, 2007
(17)	Incorporated by Reference to our Current Report on Form 8-K filed April 30, 2007
(18)	Incorporated by Reference to our Current Report on Form 8-K filed September 28, 2007
(19)	Incorporated by Reference to our Current Report on Form 8-K filed May 1, 2008
(20)	Incorporated by Reference to our Current Report on Form 8-K filed August 7, 2007
(21)	Incorporated by Reference to our Current Report on Form 8-K filed December 5, 2006

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are inapplicable, they are not required, or the information is indicated elsewhere in our financial statements or the notes thereto.

Item 17.	Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 28th day of August, 2008.

NEXXUS LIGHTING, INC.

By:	/s/ Michael A. Bauer
Michael A. Bauer President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. Bauer and John Oakley, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer) to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Michael A. Bauer Michael A. Bauer	Chief Executive Officer, President and Director (Principal Executive Officer)	August 28, 2008

/s/ John C. Oakley John C. Oakley	Chief Financial Officer (Principal Financial and Accounting Officer)	August 28, 2008

/s/ Brett M. Kingstone Brett M. Kingstone	Chairman of the Board	August 28, 2008

Edgar Protiva	Director	, 2008

/s/ Brian McCann Brian McCann	Director	August 28, 2008

/s/ Fritz Zeck Fritz Zeck	Director	August 28, 2008

/s/ Anthony Nicolosi Anthony Nicolosi	Director	August 28, 2008

/s/ Anthony T. Castor III Anthony T. Castor III	Director	August 28, 2008

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Certificate of Incorporation(1)

3.2	Amendment to Certificate of Incorporation(1)

3.3	Amendment to Certificate of Incorporation(3)

3.4	Amendment to Certificate of Incorporation(2)

3.5	Bylaws(1)

4.1	Form of Common Stock Certificate(4)

4.2	Form of Common Stock Purchase Warrant issued to certain accredited investors and the placement agent to purchase shares of Nexxus Lighting, Inc. common stock at an exercise price of $2.23 per share(10)

4.3	Form of Common Stock Purchase Warrant issued to certain accredited investors to purchase shares of Nexxus Lighting, Inc. common stock at an exercise price of $3.00 per share(10)

4.4	Form of Common Stock Purchase Warrant issued to certain accredited investors to purchase shares of Nexxus Lighting, Inc. common stock at an exercise price of $7.33 per share(5)

5.1	Opinion of Lowndes Drosdick Doster Kantor & Reed, P.A.*

10.1†	Form of Indemnification Agreement(1)

10.2†	1994 Stock Option Plan, as amended and restated(2)

10.3†	2003 Stock Incentive Plan(7)

10.4†	Form of Warrant Agreement between Nexxus Lighting, Inc. and the Kingstone Family Limited Partnership II(8)

10.5†	Employment Agreement between Nexxus Lighting, Inc. and Michael A. Bauer dated February 11, 2008(15)

10.6†	Offer Letter between Nexxus Lighting, Inc. and John Oakley dated June 4, 2007(17)

10.7†	Employment and Non-Competition Agreement between Advanced Lighting Systems, LLC and Paul Streitz dated September 28, 2007(18)

10.8†	Employment and Non-Competition Agreement between Lumificient Corporation and Carey Burkett dated May 1, 2008(19)

10.9†	Employment and Non-Competition Agreement between Nexxus Lighting, Inc. and Zdenko Grajcar dated May 1, 2008(19)

10.10†	Transition Agreement between Nexxus Lighting, Inc. and Brett M. Kingstone dated September 9, 2005(9)

10.11†	Contingent Proceeds Participation Agreement between Nexxus Lighting, Inc. and Brett M. Kingstone dated September 19, 2003(6)

10.12	Lease for Southridge Commerce Park facility (11)

10.13	Lease for Floyd Smith Office Park facility(4)

10.14	Lease for Sauk Centre, Minnesota facility
10.15	Form of Note and Warrant Purchase Agreement between Nexxus Lighting, Inc. and each purchaser in the private placement dated as of June 26, 2008(5)

10.16	Security Agreement between Nexxus Lighting, Inc. and Jay Weil dated June 26, 2008(5)

10.17	Stock Pledge and Security Agreement between Nexxus Lighting, Inc. and Jay Weil dated June 26, 2008(5)

10.18	Limited Liability Company Equity Interest Pledge and Security Agreement between Nexxus Lighting, Inc. and Jay Weil dated June 26, 2008(5)

Exhibit Number	Description
10.19	Form of Secured Promissory Note by Nexxus Lighting, Inc. in favor of each purchaser in the private placement dated June 26, 2008(5)

10.20	Stock Purchase Agreement among Nexxus Lighting, Inc., Lumificient Corporation and the shareholders of Lumificient Corporation dated as of April 30, 2008,(19) as amended by that certain Letter Agreement dated June 26, 2008(5)

10.21	Agreement and Plan of Merger among Nexxus Lighting, Inc., Advanced Lighting Systems, LLC, Advanced Lighting Systems, Inc. and Paul Streitz dated August 3, 2007(20)

10.22	Form of Common Stock and Warrant Purchase Agreement between Nexxus Lighting, Inc. and each purchaser in the private placement dated as of December 7, 2006(10)

10.23	Form of Registration Rights Agreement between Nexxus Lighting, Inc. and each purchaser in the private placement, dated as of December 7, 2006(10)

10.24	Registration Rights Agreement between Nexxus Lighting, Inc. and Cooper Lighting, Inc., dated as of November 23, 1998, included as Exhibit C to the Stock Purchase Agreement between Nexxus Lighting, Inc. and Cooper Lighting, Inc. dated as of November 23, 1998(12)

10.25	Escrow Agreement between Nexxus Lighting, Inc. and RBC Centura Bank dated as of November 30, 2006(13)

10.26	Exchange Agreement between Nexxus Lighting, Inc. and Brett M. Kingstone dated March 26, 2007(14)

10.27#	Settlement and License Agreement between Nexxus Lighting, Inc. and Color Kinetics Incorporated dated December 4, 2006(16)

10.28	Lease Termination Agreement between Nexxus Lighting, Inc. and Max King Realty, Inc. dated November 29, 2006(21)

21.1	Subsidiaries of Nexxus Lighting, Inc.

23.1	Consent of Cross, Fernandez & Riley LLP, Independent Registered Public Accounting Firm

23.2	Consent of Lowndes Drosdick Doster Kantor & Reed, P.A. (included in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page of this registration statement)

*	To be filed by amendment
#	Confidential treatment has been granted for portions of this agreement
†	Management contract or compensatory plan or agreement
(1)	Incorporated by Reference to our Registration Statement on Form SB-2 (File No. 33-74742)
(2)	Incorporated by Reference to our Definitive Proxy Statement filed April 29, 1997
(3)	Incorporated by Reference to our Definitive Proxy Statement filed April 22, 1998
(4)	Incorporated by Reference to our Annual Report on Form 10-KSB filed March 28, 2008
(5)	Incorporated by Reference to our Current Report on Form 8-K filed on July 2, 2008
(6)	Incorporated by Reference to our Quarterly Report on Form 10-QSB filed November 3, 2003
(7)	Incorporated by Reference to our Definitive Proxy Statement filed April 16, 2004
(8)	Incorporated by Reference to our Definitive Proxy Statement filed November 3, 2005
(9)	Incorporated by Reference to our Current Report on Form 8-K filed September 14, 2005
(10)	Incorporated by Reference to our Current Report on Form 8-K filed on December 8, 2006
(11)	Incorporated by Reference to our Current Report on Form 8-K filed on December 5, 2006
(12)	Incorporated by Reference to our Quarterly Report on Form 10-QSB/A filed December 1, 1998
(13)	Incorporated by Reference to our Registration Statement on Form S-3/A (File No. 333-140286)
(14)	Incorporated by Reference to our Current Report on Form 8-K filed on March 29, 2007
(15)	Incorporated by Reference to our Current Report on Form 8-K filed February 14, 2008
(16)	Incorporated by Reference to our Annual Report on Form 10-KSB filed April 3, 2007
(17)	Incorporated by Reference to our Current Report on Form 8-K filed April 30, 2007
(18)	Incorporated by Reference to our Current Report on Form 8-K filed September 28, 2007
(19)	Incorporated by Reference to our Current Report on Form 8-K filed May 1, 2008
(20)	Incorporated by Reference to our Current Report on Form 8-K filed August 7, 2007
(21)	Incorporated by Reference to our Current Report on Form 8-K filed December 5, 2006